**2019**

PROXY STATEMENT





# A Message from Our Chairman and Chief Executive Officer and Incoming Lead Director

**April 1, 2019**

## DEAR FELLOW STOCKHOLDERS,

On behalf of the Board of Directors (the "Board"), we are pleased to invite you to attend ConocoPhillips' 2019 Annual Meeting of Stockholders (the "Annual Meeting"). The meeting will take place at the Omni Houston Hotel at Westside, 13210 Katy Freeway, Houston, Texas 77079, on Tuesday, May 14, 2019, at 9:00 a.m. CDT. The attached Notice of 2019 Annual Meeting of Stockholders and Proxy Statement provide information about the business we plan to conduct. One of our long-serving directors and our current Lead Director, Harald J. Norvik, will retire from the Board effective as of the Annual Meeting. We are grateful for his many years of exemplary service and the valuable contributions he has made to ConocoPhillips. The non-employee directors have selected Robert A. Niblock to serve as Lead Director effective May 13, 2019.

### Our purpose is to safely and sustainably produce oil and gas resources that power civilization

ConocoPhillips plays a foundational role in enabling human progress. We are committed to efficient and effective exploration and production of oil and natural gas. Producing and delivering oil and natural gas requires rigorous planning, technology applications, and prudent investment. Our scientists and engineers use technology to maximize production of existing resources and to develop areas that were previously thought to be unproductive or uneconomic. We do this through innovative and collaborative efforts and a commitment to safe and responsible operations. We contribute to economic growth, job preservation and creation, and improved quality of life by helping to make energy reliable and affordable, and we do it while meeting high environmental standards so that our actions today support a healthy environment for tomorrow.

### Our disciplined, returns-focused value proposition enabled ConocoPhillips to deliver exceptional performance in 2018

Our operational performance drove strong financial results and generated sector-leading total shareholder returns ("TSR") of approximately 16 percent. We view this strong TSR performance as an endorsement of the disciplined, returns-focused value proposition we launched in late 2016. At that time, we implemented a strategy that we believe remains the right one for the exploration and production ("E&P") sector. Although our business is opportunity-rich, it is also mature, capital intensive, and cyclical. In embracing these realities, we have led the industry in setting clear priorities for how we will allocate cash to generate superior returns through cycles.

Designing a value proposition is one thing; delivering on it is another. Over the past few years, we have taken numerous actions to improve the underlying quality of our business. We significantly lowered our sustaining price and strengthened our balance sheet. We have grown our resource base with a cost of supply less than $40 per barrel West Texas Intermediate. We have delivered competitive per-share growth, not chased absolute growth. We have returned a distinctive portion of cash flows to stockholders, kept costs in check, and generated one of our industry's most competitive financial returns. Our vision is to be the E&P company of choice for all stakeholders. Our priorities are consistent, focused on long-term value creation, and underpinned by our commitment to deliver superior returns to stockholders through the cycles.

## S

### SAFETY
No task is so important that we can't take the time to do it safely. A safe company is a successful company.

## P

### PEOPLE
We respect one another. We recognize that our success depends upon the capabilities and inclusion of our employees. We value different voices and opinions.

## I

### INTEGRITY
We are ethical and trustworthy in our relationships with internal and external stakeholders. We keep our promises.

## R

### RESPONSIBILITY
We are accountable for our actions. We care about our neighbors in the communities where we operate. We strive to make a positive impact across our operations.

## I

### INNOVATION
We anticipate change and respond with creative solutions. We are responsive to the changing needs of the industry. We embrace learning. We are not afraid to try new things.

## T

### TEAMWORK
We have a "can do" attitude that inspires top performance from everyone. We encourage collaboration. We celebrate success. We win together.

## Our Board is engaged with management in setting the strategic direction of ConocoPhillips

We recognize that our Board's engagement in developing strategy is essential to our ability to create long-term value for our stockholders. Our directors are actively engaged in discussions about ConocoPhillips' strategy and provide valuable oversight and guidance. Company strategy is discussed regularly at Board meetings and our directors participate in an intensive strategy session annually with management. Our Board works collaboratively with management to affirm ConocoPhillips' value proposition and set strategic priorities that underpin our operating plans.

## Our culture combines accountability with performance

We believe it is not just what we do. It is how we do it. We hold ourselves accountable to a set of guiding values we call our SPIRIT Values – Safety, People, Integrity, Responsibility, Innovation, and Teamwork. These set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization, distinguish us from competitors, and are a source of pride. They also underpin our commitment to performance.

We recognize that a strong corporate culture is critical to ConocoPhillips' long-term success. Senior management defines and shapes ConocoPhillips' corporate culture and sets the expectations and tone for an ethical work environment. Our Board also provides valuable oversight in assessing and monitoring ConocoPhillips' corporate culture. We reinforce our culture by living our SPIRIT Values, being inspired and inspiring others, being empowered, keeping our commitments, doing business better, and focusing on the things that matter. We embrace these core cultural attributes everywhere in the company.

## Our success depends on our people

We know that our people are essential to our ability to deliver our value proposition. Our success, our reputation, and our integrity depend on each employee, officer, director, and contractor taking personal responsibility for ethical business conduct. We respect one another and have created an inclusive environment that reflects the different backgrounds, experiences, ideas, and perspectives of our employees. Effectively engaging, developing, retaining, and rewarding our more than 10,000 employees is a priority for the Board, which oversees elements of ConocoPhillips' human capital management: the Human Resources and Compensation Committee oversees our employee compensation programs and diversity and inclusion initiatives; the Committee on Directors' Affairs and the Human Resources and Compensation Committee oversee talent development; our Public Policy Committee oversees our practices relating to health and safety matters; and the Audit and Finance Committee oversees compliance with our Code of Business Ethics and Conduct.

## Your continued input is valued, and your vote is important

We strongly believe that regular engagement with all of our stakeholders – including stockholders, employees, customers, suppliers, advocacy groups, governments, and communities – is critical to our long-term success. Our engagement activities have provided us with valuable feedback that informs our decisions and our strategy. The Annual Meeting is another opportunity for stockholders to express views on matters relating to ConocoPhillips' business, and we hope to see you there.

Even if you plan to attend in person, we encourage you to vote in advance. Your vote is very important to us and to our business. Prior to the meeting, you may sign and return your proxy card, use telephone or Internet voting, or visit the Annual Meeting website at *www.conocophillips.com/annualmeeting* to register your vote. Instructions on how to vote begin on page 105.

Thank you for your continued support.

**Ryan M. Lance**
Chairman and Chief Executive Officer

**Robert A. Niblock**
Lead Director (as of May 13, 2019)



Standing–Left to right: John V. Faraci, Robert A. Niblock, Jeffrey A. Joerres, Ryan M. Lance, Admiral William H. McRaven, Harald J. Norvik
Seated–Left to right: Arjun N. Murti, Caroline Maury Devine, Gay Huey Evans OBE, Jody Freeman, Sharmila Mulligan, Charles E. Bunch

# Notice of 2019 Annual Meeting of Stockholders

 **Date**
Tuesday, May 14, 2019

 **Time**
9:00 a.m. (CDT)

 **Location**
The Omni Houston Hotel
at Westside in Houston, Texas

 **Record Date**
March 18, 2019

## Participate in the Future of ConocoPhillips— Vote Now

 **Online**
Use your smartphone
or computer.
*www.proxyvote.com*

 **Phone Call**
Dial (800) 690-6903
toll-free 24/7.

 **Mail**
Cast your ballot, sign
your proxy card and send
by mail in the enclosed
postage-paid envelope.

 **In Person**
You may attend the Annual
Meeting and vote in person.

## Proposals Requiring Your Vote

| Purpose | Board Recommendation | Page |
| --- | --- | --- |
| **1.** Election of 11 Directors | **FOR** each nominee | 32 |
| **2.** Ratification of Independent Registered Public Accounting Firm | **FOR** | 44 |
| **3.** Advisory Approval of the Compensation of our Named Executive Officers | **FOR** | 46 |

Only stockholders of record at the close of business on March 18, 2019 will be entitled to receive notice of, and to vote at, the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder at our offices in Houston, Texas during ordinary business hours for a period of 10 days prior to the meeting.

Visit our Annual Meeting website at *www.conocophillips.com/annualmeeting* to watch a video message from Ryan Lance, our Chairman and CEO, review and download this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2018 (the "Annual Report"), submit questions in advance of the Annual Meeting, and sign up for electronic delivery of materials for future annual meetings.

April 1, 2019
By Order of the Board of Directors

*Kelly B Rose*

**Kelly B. Rose**
Corporate Secretary

Your vote is very important to us and to our business. Even if you plan to attend the Annual Meeting, please vote right away. For more information on voting, please see *"Available Information and Questions and Answers About the Annual Meeting and Voting"* beginning on page 104.

> **Important Notice Regarding the Availability of Proxy Materials for the 2019 Annual Meeting of Stockholders to be Held on May 14, 2019:** This Proxy Statement and our 2018 Annual Report are available at *www.conocophillips.com/annualmeeting*.

# Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding ConocoPhillips' 2018 performance, please review our Annual Report.

## About ConocoPhillips

### COMPANY OVERVIEW

ConocoPhillips is the world's largest independent exploration and production company based on proved reserves and production of liquids and natural gas. As of December 31, 2018, ConocoPhillips had global operations and activities in 16 countries, $70 billion of total assets, and approximately 10,800 employees. Production excluding Libya averaged 1,242 thousand barrels of oil equivalent per day ("MBOED") in 2018, and proved reserves were 5.3 billion barrels of oil equivalent ("BOE") as of December 31, 2018. Our key focus areas include safely operating producing assets, executing major developments, and exploring for new resources in promising areas. Our portfolio includes resource-rich unconventional plays in North America; lower-risk conventional assets in North America, Europe, Asia, and Australia; several liquefied natural gas developments; and an inventory of global conventional and unconventional exploration prospects.

**ConocoPhillips is the world's largest independent exploration and production company based on proved reserves and production of liquids and natural gas**





UNITED STATES – ALASKA
CANADA
NORTH AMERICA
Pacific Ocean
UNITED STATES – LOWER 48
Houston
Gulf of Mexico
Atlantic Ocean
UNITED KINGDOM
Norwegian Sea
NORWAY
North Sea
Barents Sea
EUROPE
LIBYA
AFRICA
MIDDLE EAST
QATAR
CHINA
ASIA
JAPAN
Pacific Ocean
CAMBODIA
South China Sea
MALAYSIA
Natuna Sea
Indian Ocean
SINGAPORE
INDONESIA
Java Sea
Timor Sea
TIMOR-LESTE
AUSTRALIA
COLOMBIA
SOUTH AMERICA
CHILE
Exploration
Production
Exploration and Production
Headquarters

| Global Operations and Activities | Employees | 2018 Production* | 2018 Proved Reserves |
|---|---|---|---|
| **16** Countries as of Dec. 31, 2018 | **~10,800** as of Dec. 31, 2018 | **1,242** MBOED | **5.3** Billion BOE |







* Production excludes Libya.

## CONTINUED STRONG EXECUTION OF OUR VALUE PROPOSITION IN 2018

In late 2016, ConocoPhillips launched a unique value proposition aimed at **delivering superior returns to stockholders through price cycles.** The value proposition is based on a view that our business, while opportunity-rich, is also mature, capital intensive, and cyclical. To succeed, it is necessary to maintain a strong balance sheet, grow distributions to owners, and exercise capital discipline. Our value proposition is underpinned by these principles, as well as the following clear strategic priorities that specified how cash flows from the business were to be allocated in 2018:

**1** Invest enough capital to sustain production and pay existing dividend;

**2** Grow dividend annually;

**3** Reduce debt and target 'A' credit rating;

**4** Pay out 20 to 30 percent of cash from operations to stockholders annually; and

**5** Disciplined investment to expand cash from operations.

Over the past two years, we have taken numerous actions to achieve our priorities and improve the underlying quality of our business. We have significantly lowered our sustaining price and strengthened our balance sheet. We have grown our resource base with a cost of supply less than $40 per barrel West Texas Intermediate. We have delivered competitive per share growth, not chased absolute growth. We returned a distinctive payout of cash flows to stockholders, kept our costs in check, and generated among the most competitive financial returns in the business. In late 2018, we recommitted to our strategic priorities and increased our target payout to stockholders to greater than 30 percent of cash from operations from 20-30 percent. We no longer think of our value proposition as merely disciplined, we view it as the new order.

Following a successful year in 2017, ConocoPhillips achieved several important milestones in 2018, as shown below:

### 2018 Highlights - Delivering on Our New Order Value Proposition

| Strategy | Financials | Operations | Portfolio |
|---|---|---|---|
| > Delivered on priorities<br>> Achieved 12.6% ROCE[5]<br>> Increased dividend 15%<br>> Achieved $15B debt target 18 months ahead of plan<br>> Executed $3B of buybacks; increased total authorization to $15B<br>> Returned ~35% of CFO[1] to stockholders | > $6.3B earnings, $5.32 EPS; $5.3B adjusted earnings[5], $4.54 adjusted EPS[5]<br>> $12.9B cash provided by operating activities, $12.3B CFO[1]; $5.5B free cash flow[5]<br>> Ending cash[2] of $6.4B<br>> Rated single "A" by three major credit rating agencies<br>> Reached settlement to fully recover ~$2B PDVSA ICC award; recognized >$0.4B | > Safely executed capital program scope<br>> Delivered underlying production growth of 18% on a per debt-adjusted share[3] basis<br>> Grew Lower 48 Big 3 production by 37%<br>> Achieved planned project startups in Alaska, UK, Norway & China; sanctioned GMT-2 | > Completed high-value acquisitions in Alaska<br>> Progressed exploration/appraisal in Alaska, Montney, LA Austin Chalk<br>> Generated $1.1B of disposition proceeds<br>> 147% total reserve replacement; 109% organic replacement[4]<br>> Grew low-CoS resource base, with <$30/BBL CoS average[5] |

[1] 2018 cash provided by operating activities is $12.9B. Excluding operating working capital change of $0.6B, cash from operations is $12.3B. Cash from operations ("CFO") is a non-GAAP measure and is further defined on Appendix A.

[2] Ending cash includes cash, cash equivalents, and restricted cash totaling $6.2B and short-term investments of $0.2B. Restricted cash is $0.2B.

[3] Production per debt-adjusted share growth is calculated on an underlying production basis using ending period debt divided by ending share price plus ending shares outstanding. Underlying production excludes Libya and the impact of closed asset dispositions and acquisitions.

[4] Reserve replacement is a ratio representing the change in proved reserves, net of production, divided by current year production. Organic reserve replacement is a ratio representing the change in proved reserves, net of production and excluding acquisitions and dispositions, divided by current year production.

[5] Return on capital employed ("ROCE"), adjusted earnings, adjusted EPS, and free cash flow are non-GAAP measures. Further information related to these measures as well as reconciliations to the nearest GAAP measure are included on Appendix A. Cost of supply ("CoS") is the West Texas Intermediate equivalent price that generates a 10 percent return on a point forward and fully-burdened basis.

Importantly, we delivered these milestones while operating safely and continuing to focus on sustainability. We maintained our ongoing practice of engaging with stockholders throughout 2018 and received consistent feedback that our disciplined, returns-focused strategy is the right one for our business.

Since launching our updated value proposition, the market has responded favorably to our approach to the business. This was evidenced by our differential 2018 TSR relative to our performance peers, the broad energy sector, and the S&P 500 index.

The chart below shows our TSR relative to our performance peers and the S&P 500 index for 2018. For the year ended December 31, 2018, TSR was 15.6 percent.

**Total Shareholder Return\*: Year-End 2017 Through Year-End 2018**

**COP Stock Price**

| | |
|---|---|
| December 29, 2017 | $54.89 |
| December 31, 2018 | $62.35 |



| | | |
|---|---|---|
| Integrated Peer Average: | **-8.1%** | ■ Integrateds |
| Total Peer Average: | **-16.7%** | |
| Independent Peer Average: | **-25.4%** | ■ Independents |

\* TSR in this chart is calculated using the closing price on December 29, 2017 and the closing price on December 31, 2018 and assumes common stock dividends paid during the stated period are reinvested.

## Stockholder Engagement

ConocoPhillips understands the importance of maintaining a robust stockholder engagement program. During 2018, ConocoPhillips continued this long-standing practice. Executives and management from our human resources, legal, investor relations, government affairs, and sustainable development groups and, when appropriate, directors met with stockholders on a variety of topics, including strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability. We spoke with representatives from our top institutional investors, mutual funds, public pension funds, labor unions, and socially responsible funds to hear their views on these important topics. Overall, investors expressed strong support for ConocoPhillips. We believe our regular stockholder engagement was productive and provided an open exchange of ideas and perspectives for both ConocoPhillips and our stockholders. For more information, see *"Stockholder Engagement and Board Responsiveness"* beginning on page 16 and *"2018 Say on Pay Vote Result, Stockholder Engagement, and Board Responsiveness"* beginning on page 50.



*In 2018, ConocoPhillips hosted institutional investors at the Anchorage office in Alaska and at Eagle Ford in Texas for briefings and onsite tours of two of our most prolific assets.*

# Director Nominees

The Board recommends a vote **FOR** each of the 11 nominees listed below.

All of the nominees are currently serving as directors. All directors, other than the CEO, are independent.

| Nominees | Principal Occupation | Age | Director Since | EC | AFC | HRCC | DAC | PPC |
|---|---|---|---|---|---|---|---|---|
| **Charles E. Bunch** | Former Chairman and Chief Executive Officer, PPG Industries, Inc. | 69 | 2014 | ● | | Chair | ● | |
| **Caroline Maury Devine** | Former President and Managing Director of a Norwegian affiliate of ExxonMobil | 68 | 2017 | | | | ● | ● |
| **John V. Faraci** | Former Chairman and Chief Executive Officer, International Paper Company | 69 | 2015 | ● | Chair | ● | | |
| **Jody Freeman** | Archibald Cox Professor of Law, Harvard Law School | 55 | 2012 | ● | | | ● | Chair |
| **Gay Huey Evans OBE** | Member of Her Majesty's Treasury Board, Sub-Committee and Nominations Committee | 64 | 2013 | | ● | | | ● |
| NEW **Jeffrey A. Joerres** | Former Executive Chairman and Chief Executive Officer, ManpowerGroup Inc. | 59 | 2018 | | ● | | ● | |
| **Ryan M. Lance** | Chairman and Chief Executive Officer, ConocoPhillips | 56 | 2012 | Chair | | | | |
| NEW **Admiral William H. McRaven** | Retired U.S. Navy Four-Star Admiral (SEAL) | 63 | 2018 | | ● | ● | | |
| **Sharmila Mulligan** | Founder and Chief Executive Officer, ClearStory Data Inc. | 53 | 2017 | | ● | ● | | |
| **Arjun N. Murti** | Senior Advisor, Warburg Pincus | 50 | 2015 | | | ● | | ● |
| **Robert A. Niblock** Lead Director* | Former Chairman, President, and Chief Executive Officer, Lowe's Companies, Inc. | 56 | 2010 | ● | | | Chair | ● |

\* Effective as of May 13, 2019

★ Executive Committee ("EC")  
🔍 Audit and Finance Committee ("AFC")  
👥 Human Resources and Compensation Committee ("HRCC")  
🤝 Committee on Directors' Affairs ("DAC")  
📄 Public Policy Committee ("PPC")  
● Red indicates Chair

## BOARD REFRESHMENT AND DIVERSITY

The Committee on Directors' Affairs regularly evaluates the size and composition of the Board and continually assesses whether the composition appropriately relates to ConocoPhillips' strategic needs, which change as our business environment evolves. When conducting its review of the appropriate skills and qualifications desired of directors, the Committee on Directors' Affairs considers diversity of age, skills, gender, and ethnicity. As shown below, the Board balances its commitment to maintaining institutional knowledge with the need for fresh perspectives that board refreshment and director succession planning provide.

### Director Nominee Tenure Diversity



**4 DIRECTORS** 0-3 years of service    **4 DIRECTORS** 4-6 years of service    **3 DIRECTORS** 7-9 years of service

### Director Nominee Gender Diversity

### Gender Diversity in Board Leadership Roles



**7** Men

**4** Women

**36%** Women



**20%** of our committees (1 of 5) are chaired by a woman

### Director Nominee Age Diversity



**50**    **53**    **55**  **56**    **59**
Median          **63**  **64**        **68**  **69**

### Board Skills and Experience Diversity

 **CEO or senior officer**

CEO or senior officer experience demonstrates a practical understanding of organizations, processes, strategy, risk, and risk management.

 **Financial reporting**

Financial reporting, audit knowledge, and experience in capital markets, both debt and equity, are critical to ConocoPhillips' success.

 **Industry**

Industry experience provides valuable perspective on issues specific to our business within the energy industry.

 **Global**

Global business or international experience provides valued perspectives on how well we grow our businesses outside the United States.

 **Regulatory/ government**

Regulatory/government experience offers valuable insight into how the energy industry is heavily regulated and directly affected by governmental actions and decisions.

 **Environmental/ sustainability**

Environmental/sustainability experience ensures that strategic business essentials and long-term value creation for stockholders are achieved with a responsible, sustainable business model.

 **Technology**

Technology expertise adds exceptional value to our Board as we increasingly utilize our global data assets to monitor and optimize our operations.

 **Public company board service**

Public company board service experience supports our goals of strong board and management accountability, transparency, and protection of stockholder interests.

# Governance Highlights

Our Board oversees the development and execution of our strategy. We have robust governance practices and procedures that support our strategy. To maintain and enhance independent oversight, our Board is focused on its composition and effectiveness and has implemented a number of measures for continuous improvement.

The measures outlined below align our corporate governance structure with our strategic objectives and enable the Board to effectively communicate and execute our culture of compliance and rigorous risk management.

## Comprehensive, Integrated Governance Practices



**Enhanced Director Recruitment**

> Our Board is committed to regular renewal and refreshment. We are continuously focused on the director recruitment and selection process. As a result, we have an experienced and diverse group of nominees. See *"How Are Nominees Selected?"* beginning on page 32.

> Our Board's thorough onboarding and director education processes complement this recruitment process.

**Active Independent Oversight**

> Our independent Lead Director's robust duties are set forth in our Corporate Governance Guidelines.

> Our independent directors meet privately in executive session at each regularly scheduled Board meeting.

> Our Board reviews CEO and senior management succession and development plans at least annually and assesses candidates during Board and committee meetings and in less formal settings.

**Candid Self-Evaluation**

> Our Board and committees conduct intensive and thoughtful annual evaluations, including self-evaluations and peer assessments. See *"Board and Committee Evaluations"* on page 21.

> Our directors provide feedback on Board and committee effectiveness, including areas such as Board composition and the Board/management succession-planning process.

> Our Board regularly assesses its leadership structure.

> Our Board's decision-making is informed by input from stockholders.

**The governance best practices we have adopted support these general principles:**

> Annual election of all directors
> Long-standing commitment to sustainability
> Stock ownership guidelines for directors and executives
> Independent Audit and Finance, Human Resources and Compensation, Directors' Affairs and Public Policy committees
> Transparent public policy engagement
> Prohibition on pledging and hedging for directors and executives

> Proxy access
> Active stockholder engagement
> Independent Board except our CEO
> Executive sessions of independent directors held at each regularly scheduled Board meeting
> Independent Lead Director
> Majority vote standard in uncontested elections
> Clawback Policy

# Executive Compensation

## 2018 COMPENSATION PROGRAM STRUCTURE

Each year the Human Resources and Compensation Committee (the "HRCC"), advised by its independent compensation consultant and informed by feedback from stockholders, undertakes a rigorous process to set and review executive compensation. The HRCC believes a substantial portion of our executive compensation should be equity-based and focused on rewarding long-term performance and furthermore, that this approach most closely aligns the interests of our top executives with those of our stockholders.

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex company like ConocoPhillips. The following chart summarizes the principal components of our executive compensation program and the performance drivers of each element.

| 2018 Element of Pay | Overview | Key Benchmarks/Performance Measures |
|---|---|---|
| **Annual** | | |
| **Salary** | Fixed cash compensation to attract and retain executives and balance at-risk compensation<br><br>Range: Salary grade minimum / maximum | > Benchmarked to compensation reference group median; adjusted for experience, responsibility, performance, and potential |
| **Variable Cash Incentive Program ("VCIP")** | Variable annual cash compensation to motivate and reward executives for achieving annual goals and strategic milestones that are critical to our strategic priorities<br><br>Range: 0% - 200% of target for corporate performance, plus/minus individual adjustments | > Health, Safety, and Environmental (**20%**)<br>> Operational (**20%**)<br>> Financial — Relative Adjusted ROCE/CROCE (**20%**)<br>> Strategic Milestones (**20%**)<br>> Relative TSR (**20%**)<br>> Measured over a one-year performance period and aligned with our strategic priorities |
| **Long-Term Incentive Program ("LTIP")** | | |
| **Performance Share Program ("PSP")** **(65% of LTIP)**[1] | Variable long-term equity-based compensation to motivate and reward executives for achieving multi-year strategic priorities<br><br>Granted at beginning of three-year performance period with final cash payout following the conclusion of the performance period based on HRCC assessment of progress toward pre-established corporate performance metrics and stock price on the settlement date<br><br>Range: 0% - 200% of target, inclusive of corporate performance adjustments | > Relative TSR (**50%**)[2]<br>> Financial – Relative Adjusted ROCE/CROCE (**30%**)[2]<br>> Strategic Objectives (**20%**)[2]<br>> Measured over a three-year performance period and aligned with our strategic priorities<br>> Stock price |
| **Executive Restricted Stock Unit Program** **(35% of LTIP)**[1] | Long-term equity-based compensation designed to encourage executive retention while incentivizing absolute performance that is aligned with stockholder interests<br><br>Annual award settles in cash on 3rd anniversary of grant date based on the stock price on the settlement date<br><br>Range: 0% - 100% of target | > Stock price<br>> Vest in three years |

[1] Effective with equity grants in 2018, the HRCC approved replacing stock options with three-year, time-vested restricted stock units at a weight of 35% and increasing the weighting of performance shares to 65%.

[2] Effective with performance share programs commencing in 2019, the HRCC approved adjusting the PSP measures by eliminating the Strategic Objectives performance measure and increasing the weighting of relative TSR from 50% to 60% and Financial – Relative Adjusted ROCE/CROCE from 30% to 40%. This change eliminates discretion for determining payouts under the LTIP, which will now be determined solely on a formulaic basis.

## COMPENSATION AND GOVERNANCE PRACTICES

Management and the HRCC believe pay and performance are best aligned through a rigorous review process of our executive compensation programs. This process, which is described under the heading "*HRCC Annual Compensation Cycle*" on page 59, consists of benchmarking against our peers, completing four distinct performance reviews, incorporating stockholder feedback, and seeking the assistance of an independent third-party compensation consultant.

In connection with this ongoing review and based on feedback received through our stockholder outreach program, the HRCC maintains what it believes are best practices for executive compensation. Below is a summary of those practices.

### WHAT WE DO

✔ **Pay for Performance:** We align executive compensation with corporate and individual performance on both a short-term and long-term basis. The majority of our target total direct compensation for employees who are a senior vice president or higher, executives who report directly to the CEO, or any other employee considered an officer under Section 16(b) of the Securities Exchange Act of 1934 ("Senior Officers") is variable incentive compensation. Actual total direct compensation varies based on the extent of achievement of, among other things, safety, operational, and financial performance, and strategic goals, as well as stock performance and individual performance.

✔ **Stock Ownership Guidelines:** Our Stock Ownership Guidelines require executives to own stock or have an interest in restricted stock units valued at a multiple of base salary, ranging from 1.8 times salary for lower level executives to six times salary for the CEO. Each director is expected to own stock in the amount of the aggregate annual equity grants he or she received during his or her first five years on the Board. All of our Named Executive Officers and current directors meet or exceed these requirements.

✔ **Mitigation of Risk:** Our compensation plans have provisions designed to mitigate undue risk, including caps on the maximum level of payouts, clawback provisions, varied performance measurement periods, and multiple performance metrics. In addition, the Board, the HRCC, and management perform an annual risk assessment to identify potential undue risk created by our incentive plans.

✔ **Clawback Policy:** Executives' incentive compensation is subject to a clawback that applies in the event of certain financial restatements. This is in addition to provisions contained in our award documents that, if an executive engages in any activity we determine is detrimental to ConocoPhillips, permit us to suspend the right to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted.

✔ **Independent Compensation Consultant:** The HRCC retained Frederic W. Cook & Co., Inc. ("FW Cook") to serve as its independent executive compensation consultant. During 2018, FW Cook provided no other services to ConocoPhillips.

✔ **Double Trigger:** Beginning with option awards granted in 2014, performance share programs beginning in 2014, and awards under the new Executive Restricted Stock Unit Program, equity awards do not vest in the event of a change in control unless there is also a qualifying termination of employment.

✔ **Limited Payouts:** In 2014, the HRCC formalized our existing practice of capping annual and long-term incentive payouts at 250% and 200% of the initial award, respectively. In 2015, the HRCC formalized our existing practice of making no upward individual performance adjustments for stock options, capping the award at 100% of target for programs beginning in 2016. At the outset of the new Executive Restricted Stock Unit Program in 2018, the HRCC formalized the practice of making no upward individual adjustments for those awards, capping the award at 100% of target.

### WHAT WE DON'T DO

⊘ **No Excise Tax Gross Ups for Future Change in Control Plan Participants:** In 2012, we eliminated excise tax gross ups for future participants in our Change in Control Severance Plan.

⊘ **No Current Payment of Dividend Equivalents on Unvested Long-Term Incentives:** Dividend equivalents on unvested restricted stock units awarded under the PSP are only paid out to the extent that the underlying award is ultimately earned.

⊘ **No Repricing of Underwater Stock Options:** Our plans do not permit us to reprice, exchange, or buy out underwater options without stockholder approval.

⊘ **No Pledging, Hedging, Short Sales, or Derivative Transactions:** Company policies prohibit our directors and executives from pledging, hedging, or trading in derivatives of ConocoPhillips stock.

⊘ **No Employment Agreements for Our Named Executive Officers:** All compensation for our Named Executive Officers is established by the HRCC.

# Table of Contents

**NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS**    **4**

**PROXY SUMMARY**    **5**
About ConocoPhillips    5
Stockholder Engagement    7
Director Nominees    8
Governance Highlights    10
Executive Compensation    11

**SUSTAINABILITY**    **14**
Our Approach    14

**CORPORATE GOVERNANCE MATTERS**    **16**
Communications with the Board of Directors    16
Stockholder Engagement and Board Responsiveness    16
Board Leadership Structure    19
Board Independence    20
Related Party Transactions    20
Board and Committee Evaluations    21
Board Risk Oversight    22
Code of Business Ethics and Conduct    22
Commitment to our Culture    23
Human Capital Management    23
Executive Succession Planning and Leadership Development    25
Public Policy Engagement    25
Board Meetings and Committees    26
Non-Employee Director Compensation    28

**ITEM 1: ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES**    **32**

**AUDIT AND FINANCE COMMITTEE REPORT**    **42**

**ITEM 2: PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST & YOUNG LLP**    **44**

**ITEM 3: ADVISORY APPROVAL OF EXECUTIVE COMPENSATION**    **46**

**ROLE OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE**    **47**
Authority and Responsibilities    47
Members    47
Meetings    47
Continuous Improvement    47

**COMPENSATION DISCUSSION AND ANALYSIS**    **48**
Executive Overview    49
Philosophy and Principles of our Executive Compensation Program    56
Components of Executive Compensation    56
Process for Determining Executive Compensation    58

2018 Executive Compensation Analysis and Results    67
Other Executive Compensation and Benefits    75
Executive Compensation Governance    76

**HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT**    **78**

**HUMAN RESOURCES AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION**    **78**

**EXECUTIVE COMPENSATION TABLES**    **79**
Summary Compensation Table    79
Grants of Plan-Based Awards Table    82
Outstanding Equity Awards at Fiscal Year End    84
Option Exercises and Stock Vested    87
Pension Benefits    87
Nonqualified Deferred Compensation    91
Executive Severance and Changes in Control    93

**CEO PAY RATIO**    **98**

**STOCK OWNERSHIP**    **99**
Holdings of Major Stockholders    99
Section 16(a) Beneficial Ownership Reporting Compliance    99
Securities Ownership of Officers and Directors    100

**EQUITY COMPENSATION PLAN INFORMATION**    **101**

**SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS**    **103**
Rule 14A-8 Stockholder Proposals    103
Proxy Access Nominations    103
Other Proposals/Nominations Under the Advance Notice By-Law    103
How to Reach our Corporate Secretary    103

**AVAILABLE INFORMATION AND QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING**    **104**
Available Information    104
Attending the Annual Meeting    104
Stockholders of Record and Beneficial Stockholders: Know Which One You Are    104
Who Can Vote and How    105
Business to Take Place at the Meeting    106
Proxies    108
Ways to Get our Proxy Statement and Annual Report    108

**APPENDIX A**    **109**
Non-GAAP Financial Measures    109
Other Measures    111

**STOCKHOLDER INFORMATION**    **112**

# Sustainability

## Our Approach

ConocoPhillips recognizes the importance of delivering reliable and affordable energy to the world and doing so in a sustainable way. We are committed to demonstrating leadership in the production of natural gas and oil by being competitive both financially and with our environmental and social performance. Our governance structure is designed to ensure that management of sustainability-related risks and opportunities throughout the organization is incorporated into our strategic and operating decisions. Our governance model extends from the Board's Public Policy Committee, through the executive team, to leaders and internal subject matter experts.


Board of Directors
Public Policy Committee
Executive Leadership Team (ELT)
ELT Champions for Human Rights, Stakeholder Engagement, Water, Biodiversity, Climate Change
Sustainable Development Leadership Team
Sustainable Development Team
Health, Safety & Environment Leadership Team
Environmental Assurance Group
Business Units
BU Leadership Teams, Subject Matter Experts and Global Issue Working Groups for Human Rights/Stakeholder Engagement, Water, Biodiversity, Climate Change

A formal process seeks to identify sustainability-related risks, and action plans for each risk include line-of-sight goals for business units and key functions. Existing production, planned exploration activities, and major projects are examined through our sustainable development ("SD") risk management process against the physical, social and political settings of our operations to ascertain potential risks.

### Sustainable Development Risk Management


Adjust, Innovate and Continuously Improve
Measure and Monitor
Track and assess actions.
Identify and Map
Develop risk register which ranks corporate-wide and local risks.
Engage
Communicate risks to executives and Board of Directors; input to Enterprise Risk Management.
Address Risk
Collaborate on strategies and action plans to manage ranked risks.

## MANAGING CLIMATE-RELATED RISKS

Our comprehensive governance framework provides Board and management oversight of our climate-related risk processes and mitigation plans as examined in our climate change report, Managing Climate-Related Risks. We utilize an integrated management system approach to identify, assess, characterize, and manage climate-related risks. This system links directly to the enterprise risk management process, which includes an annual review by executive leadership and the Board.

We use scenarios in our strategic planning process to:

> gain a better understanding of external factors that impact our business;

> test the robustness of our strategy across different business environments;

> communicate risks appropriately; and

> adjust prudently to changes in the business environment.

We also set a target to reduce our greenhouse gas emissions intensity by 5-15 percent by 2030, from a 2017 baseline. This goal demonstrates our commitment to greenhouse gas emissions reductions and managing climate-related risks and issues throughout the business. It also ensures that appropriate risk management discussions occur throughout the lifecycles of our assets.

## MANAGING LOCAL WATER RISKS

Access to water is essential to the communities and ecosystems near our operations and to our ability to produce natural gas and oil. Fresh water is a limited resource in regions experiencing water scarcity, and local availability may be affected in the future by physical effects of climate change, such as droughts. Although access to water and water scarcity are issues of global importance, we manage water risks and mitigate potential impacts to water resources locally, taking into account the unique social, economic, and environmental conditions of each basin or offshore marine area. Our SD risk management process strives to ensure that a Water Action Plan tracks mitigation activity for priority water-related risks included in the corporate SD Risk Register.

## MANAGING LOCAL BIODIVERSITY RISKS

Biodiversity, which is the variety of terrestrial and marine plant and animal species, is important to maintaining ecosystem health and is an aspect of human well-being. Every basin or marine area has a unique combination of habitats, plant, and animal species. A Biodiversity Action Plan tracks mitigation activity for priority biodiversity risks included in the corporate SD Risk Register. We address potential impacts to areas with biological or cultural significance through the use of the Mitigation Hierarchy, which includes four prioritized steps: (1) Avoid; (2) Minimize; (3) Restore; and (4) Offset.

## ENGAGING STAKEHOLDERS

Active stakeholder engagement and dialogue is an integral part of our sustainability commitment. Stakeholder engagement is how we go about implementing or "operationalizing" our commitment to human rights, including indigenous peoples' rights, and our commitment to the communities where we operate. For each of our assets, we develop a stakeholder engagement plan that identifies those who can influence or be affected by our activities and outlines how we will engage with them to build long-term value for both ConocoPhillips and our stakeholders.

## RECOGNITION

Notable ESG achievements in 2018 include:

> ConocoPhillips was named to the Dow Jones Sustainability Index for the twelfth consecutive year, ranked as the highest energy company in North America;

> MSCI rated ConocoPhillips "AA", the second highest possible score;

> ConocoPhillips achieved the best possible score of "1" on both environmental and social metrics from ISS QualityScore; and

> ConocoPhillips achieved a B rating for CDP Climate Change which is above the industry and North American average.

*To learn more about sustainable development at ConocoPhillips, please view our Sustainability Report on our website under "Company Reports and Resources."*

# Corporate Governance Matters

The Committee on Directors' Affairs and our Board annually review our governance structure, taking into account changes in Securities and Exchange Commission (the "SEC") and New York Stock Exchange (the "NYSE") rules, as well as current best practices. Our Corporate Governance Guidelines address the matters shown below, among others.

> Director qualifications;

> Director responsibilities;

> Board committees;

> Director access to officers, employees, and independent advisors;

> Director compensation and stock ownership requirements;

> Director orientation and continuing education;

> Chief Executive Officer evaluation and management succession planning; and

> Board performance evaluations.

The Corporate Governance Guidelines are posted on our website under "*Investors > Corporate Governance*" and are available in print upon request (see "*Available Information and Questions and Answers about the Annual Meeting and Voting*" beginning on page 104).

## Communications with the Board of Directors

Stockholders and interested parties may write or call our Board by contacting our Corporate Secretary as provided below:

| ✉ **Write to:** | ☎ **Call:** | ✉ **Email:** | 🖥 **Annual Meeting Website:** |
|---|---|---|---|
| ConocoPhillips<br>Board of Directors<br>c/o Corporate Secretary<br>ConocoPhillips<br>P.O. Box 4783<br>Houston, TX 77210-4783 | (281) 293-3030 | *boardcommunication@<br>conocophillips.com* | *www.conocophillips.com/<br>annualmeeting* |

Relevant communications will be distributed to the full Board or to individual directors, as appropriate. The Corporate Secretary will not forward business solicitations, or advertisements, junk mail and mass mailings, new product suggestions, product complaints, product inquiries, resumes and other forms of job inquiries, surveys, or communications that are unduly hostile, threatening, illegal, or similarly unsuitable. Any communication that is filtered out is available to any director upon request.

## Stockholder Engagement and Board Responsiveness

ConocoPhillips is committed to engaging in constructive and meaningful conversations with stockholders and to building and managing long-term relationships based on mutual trust and respect. The Board values the input and insights of our stockholders and believes that consistent and effective Board-stockholder communication strengthens the Board's role as an active, informed, and engaged fiduciary.

### BOARD OVERSIGHT OF ENGAGEMENT

In an effort to continuously improve ConocoPhillips' governance processes and communications, the Committee on Directors' Affairs has adopted Board and Shareholder Communication and Engagement Guidelines. Recognizing that director attendance at the annual meeting provides stockholders with a valuable opportunity to communicate with Board members, we expect directors to attend. In 2018, all of the directors seeking re-election participated in the annual meeting. We anticipate that all of the director nominees will attend the Annual Meeting in May. We also support an open and transparent process for stockholders and other interested parties to contact the Board in between annual meetings as noted above under *"Communications with the Board of Directors."*

## The Board-Driven Stockholder Engagement Process



| Deliberate, assess, and prepare | Reach out and engage | Evaluate and respond |
| --- | --- | --- |
| The Board regularly assesses and monitors investor sentiment, stockholder voting results, and trends in governance, executive compensation, human capital management, culture, regulatory, environmental, social, and other matters. With that foundation, the Board identifies and prioritizes potential topics for stockholder engagement. | Management regularly meets with stockholders to actively solicit input on a range of issues and reports stockholder views to our Board. With management's assistance, the Board maintains an active dialogue with stockholders, which clarifies and deepens the Board's understanding of stockholder concerns and provides stockholders with insight into our Board's processes. | Stockholder input informs our Board's ongoing process of continually improving governance and other practices. Specifically, the Board and management regularly review stockholder input to evaluate any identified issues and concerns. The Board responds, as appropriate, with continued discussion with stockholders and enhancements to policy, practices, and disclosure. |

## ONGOING ENGAGEMENT AND BOARD REPORTING

Executives and management from ConocoPhillips' human resources, legal, investor relations, government affairs, and sustainable development groups and, when appropriate, directors meet with stockholders regularly on a variety of topics. Management provides reports to the Board and its committees regarding the key themes and results of these conversations, including typical investor concerns and questions, emerging issues, and pertinent corporate governance matters.

In 2018, we actively reached out to more than 50 percent of our investors to invite them to participate in in-depth discussions with our engagement team. We gained valuable feedback during these discussions, which was shared with the Board and its relevant committees.

### By the Numbers: Stockholder Engagement in Spring and Fall 2018

We contacted our top 50 stockholders representing over:



**50%**
of our shares outstanding

Management and, in some instances, our HRCC Chair, Robert A. Niblock, held meetings with stockholders representing approximately:



**35%**
of our shares outstanding

Matters discussed during these meetings included our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability.

## BOARD RESPONSIVENESS

Our Board is committed to constructive engagement with investors. We regularly evaluate and respond to the views expressed by our stockholders. This dialogue has led to enhancements in our corporate governance, environmental, social, and executive compensation activities that the Board believes are in the best interest of ConocoPhillips and our stockholders.

To better communicate with our stockholders, ConocoPhillips has formed a Governance Leadership Team, which is an engagement team comprised of management and internal subject-matter experts on strategy, governance, compensation, compliance, human capital management, and environmental and social issues, to lead a comprehensive, year-round stockholder engagement program.

The Governance Leadership Team that spearheaded our 2018 outreach efforts consisted of the following members of ConocoPhillips management: Ellen R. DeSanctis, Vice President, Investor Relations and Communications; James D. McMorran, Vice President, Human Resources and Real Estate and Facilities Services; Heather Sirdashney, General Manager, Human Resources; Brian Pittman, General Manager, Compensation and Benefits; Shannon B. Kinney, Deputy General Counsel, Governance, Corporate, and Commercial and Chief Compliance Officer; Lloyd Visser, Global Head, Sustainable Development; and James Viray, Director, Stakeholder Engagement & Social Responsibility. In some instances, our Human Resources and Compensation Committee Chair, Robert A. Niblock, also participated in the stockholder meetings.

In these meetings, we discussed our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability. In 2018, the feedback received from our stockholders on these and other topics was overwhelmingly positive.

---

**What We Learned from Our Meetings with Stockholders**

> Stockholders commended the changes to our compensation programs as being very responsive to stockholder concerns previously expressed and appreciated the improved disclosures regarding our programs

> Stockholders applauded the gender diversity, composition, and refreshment of our Board

> Stockholders appreciated the opportunity to meet with our Governance Leadership Team and members of our Board for open discussion and to directly ask management questions

> Stockholders were interested in how our Board and senior management influence our values and workforce and appreciated learning more about the importance ConocoPhillips places on our people and cultivating a corporate culture of integrity

> Stockholders were interested in our governance and performance on sustainable development risk management and provided positive feedback on our continued leadership in sustainability initiatives and disclosures

---

**Changes Informed by Stockholder Input**

As part of our continued commitment to constructive engagement with our stockholders, we devote a meaningful amount of time to discussing the views voiced by our stockholders and share such input with our Board and its committees, where applicable, for their consideration. Our dialogue has led to the following changes:

> Continued to evolve our stockholder engagement process to better connect with and understand the views of our stockholders

> Provided additional disclosures regarding our commitment to culture and human capital management (see pages 23-24)

> Increased transparency around targets and results for our annual and long-term incentive programs (see pages 67-74)

> Expanded our compensation peer selection to include broader general industry companies that are more comparable in terms of size and scale, as well as other energy companies (see pages 60-62)

> Replaced stock options with time-vested restricted stock units to balance risk, retention, and dilution

> Increased the weighting of performance shares from 60 percent to 65 percent, eliminated stock options, and assigned a weight of 35 percent to the time-vested restricted stock units

> Effective with performance share programs commencing in 2019, eliminated the Strategic Objectives performance measure from the Performance Share Program and increased the weighting of relative TSR from 50% to 60% and relative Financial metrics (Adjusted ROCE/CROCE) from 30% to 40%

> Published our climate change report, Managing Climate-Related Risks

> Joined the Climate Leadership Council to participate in constructive public policy dialogue

# Board Leadership Structure

**Board Overview**

> Chairman of the Board and Chief Executive Officer: Ryan M. Lance

> Lead Director: Robert A. Niblock*

> Active engagement by all directors

> 10 of our 11 director nominees are independent

> All members of the Audit and Finance Committee, Human Resources and Compensation Committee, Committee on Directors' Affairs, and Public Policy Committee are independent

Our Board believes that continuing to combine the position of Chairman and CEO is in the best interest of ConocoPhillips and its stockholders and provides an effective balance between strong company leadership and oversight by engaged independent directors.

\* The non-employee directors have selected Mr. Niblock to serve as Lead Director effective May 13, 2019. Mr. Norvik is scheduled to retire at the Annual Meeting on May 14, 2019.

## CHAIRMAN AND CEO ROLES

ConocoPhillips believes that independent board oversight is an essential component of strong corporate performance and enhances stockholder value. A combined position of Chairman and CEO is only one element of our leadership structure, which also includes an independent Lead Director and active non-employee directors. Furthermore, each of the Audit and Finance, Human Resources and Compensation, Directors' Affairs, and Public Policy committees is made up entirely of independent directors. While the Board retains the authority to separate the positions of Chairman and CEO if it deems appropriate in the future, the Board believes the combined role of Chairman and CEO is currently effective. Combining these roles places one person in a position to guide the Board in setting priorities for ConocoPhillips and in addressing the risks and challenges we face. The Board believes that, while its independent directors bring a diversity of skills and perspectives to the Board, Mr. Lance, by virtue of his day-to-day involvement in managing ConocoPhillips, is best suited to perform this unified role.

The Board believes there is no single organizational model that is the best and most effective in all circumstances. As a result, the Board periodically considers whether the offices of Chairman and CEO should be combined and who should serve in such capacities. The Board will continue to reexamine its corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet our needs.

## INDEPENDENT DIRECTORS

The Board believes its current structure and processes encourage the independent directors to be actively involved in guiding the work of the Board. The Chairs of the Board's committees establish their agendas and review their committee materials in advance of meetings, conferring with other directors and members of management as each deems appropriate. Moreover, each director is authorized to suggest agenda items and to raise matters that are not on the agenda at Board and committee meetings.

Our Corporate Governance Guidelines require the independent directors to meet in executive session at every meeting. Additionally, if the offices of Chairman and CEO are held by the same person, a lead director will be selected from among the non-employee directors. Harald J. Norvik, who currently serves in this role, is scheduled to retire at the Annual Meeting. The non-employee directors have selected Robert A. Niblock to serve as Lead Director effective May 13, 2019.

Our Lead Director presides at executive sessions of the independent directors. Each executive session may include a discussion of the performance of the Chairman and CEO, matters concerning the relationship of the Board with the Chairman and CEO and other members of senior management, and such other matters as the independent directors deem appropriate. No formal action of the Board is taken at these meetings, although the independent directors may subsequently recommend matters for consideration by the full Board. The Board may invite guest attendees for the purpose of making presentations, responding to questions by the directors, or providing counsel on specific matters within their areas of expertise. In addition to chairing the executive sessions, the Lead Director manages the discussion with our CEO following the independent directors' executive sessions, extensively participates in the discussion of CEO performance with the Human Resources and Compensation Committee, and ensures that the Board's self-assessments are conducted annually.

# Board Independence

The Corporate Governance Guidelines contain director independence standards that are consistent with the standards set forth in the NYSE Listing Manual to assist the Board in determining the independence of ConocoPhillips' directors. The Board has determined that each director, except Mr. Lance, meets the standards regarding independence set forth in the Corporate Governance Guidelines and is free of any material relationship with ConocoPhillips (either directly or indirectly as a partner, stockholder, or officer of an organization that has a relationship with ConocoPhillips). In making such determination, the Board specifically considered the fact that many of our directors may be directors, retired officers, and stockholders of companies with which we conduct business. In addition, some of our directors may serve as employees of, or consultants or advisors to, companies that do business with ConocoPhillips and its affiliates. In all cases, the Board determined that the nature of the business conducted and the interest of the director by virtue of such position were immaterial both to ConocoPhillips and to the director.

In recommending that each non-employee director be found independent, our Board, with input from the Committee on Directors' Affairs, considered relationships that, while not constituting related-party transactions in which a director had a direct or indirect material interest, nonetheless involved transactions between ConocoPhillips and a company with which a director is affiliated, whether through employment status or by virtue of serving as a director. Included in the Committee's review were the following transactions, which occurred in the ordinary course of business. All of these matters fall below the relevant thresholds for independence as set forth in the NYSE Listing Manual and our Corporate Governance Guidelines.

| Director | Matters Considered |
| --- | --- |
| Charles E. Bunch | Ordinary course business transactions with Marathon Petroleum Corporation |
| Caroline Maury Devine | Ordinary course business transactions with Technip and Petroleum Geo-Services ASA |
| John V. Faraci | Ordinary course business transactions with National Fish and Wildlife Foundation, the American Enterprise Institute, and Denison University |
| Gay Huey Evans | Ordinary course business transactions with Standard Chartered PLC |
| Jeffrey A. Joerres | Ordinary course business transactions with Johnson Controls International plc |
| William H. McRaven | Ordinary course business transactions with The University of Texas System |

# Related Party Transactions

The Audit and Finance Committee has a policy to review all known transactions, arrangements, and relationships (or series of similar or related transactions) between ConocoPhillips (or a subsidiary) and any (1) person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of, or a nominee to become a director of, ConocoPhillips; (2) person who is known to be the beneficial owner of more than five percent of any class of our stock; (3) immediate family member of any of the foregoing persons; or (4) entity where any one of the foregoing persons is an employee, a general partner, or in a similar position or in which such person has a five percent or greater beneficial ownership interest, in each case where the aggregate amount involved exceeds $120,000. The purpose of this review is to determine whether such related persons have a direct or indirect material interest in the transaction constituting a "Related Party Transaction." ConocoPhillips' legal staff, in consultation with the finance team, is primarily responsible for making these determinations and for developing and implementing procedures for obtaining the necessary background information about these transactions.

The Audit and Finance Committee reviews all relevant facts and circumstances of each Related Party Transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, taking into account the conflicts of interest provisions of ConocoPhillips' Code of Business Ethics and Conduct and such other factors as it believes are relevant to determining whether or not the transaction may be in the best interest of ConocoPhillips, and either approves, ratifies, or disapproves the Related Party Transaction. The Audit and Finance Committee ratified the following Related Party Transaction:

> We employ Cameron Smith, son-in-law of William L. Bullock, Jr., our President, Asia Pacific & Middle East, in a non-executive position. The aggregate value of the compensation paid to Mr. Smith during fiscal year 2018 was approximately $164,841, consisting of salary, annual incentive (earned in fiscal 2018 and paid in fiscal 2019), and restricted stock units. In addition, Mr. Smith received the standard benefits provided to other non-executive ConocoPhillips employees for his services during fiscal year 2018.

# Board and Committee Evaluations

Each year, the Board performs a rigorous full Board evaluation, and each director performs a self-evaluation and an evaluation of each of his or her peers. Generally, the evaluation process described below is managed by the Corporate Secretary's office with oversight by the Committee on Directors' Affairs. However, the Committee on Directors' Affairs periodically retains an independent third party to manage the evaluation process to ensure it remains as thorough and transparent as possible.



**1 Evaluation questionnaires**
> Formal opportunity for directors to identify potential improvements
> Solicit candid input from each director regarding the performance and effectiveness of the Board, its committees, and individual directors

**2 Individual interviews**
> Lead Director has an in-depth conversation with each member of the Board

**4 Use of feedback**
> The Committee on Directors' Affairs develops recommendations
> The Committee on Directors' Affairs and the Lead Director identify areas for improvement of individual directors and of the Board as a whole
> **The Committee on Directors' Affairs uses the results of individual director evaluations as a part of the nomination process for the next annual meeting**

**3 Review of feedback**
> Lead Director reviews questionnaire and interview responses with Committee on Directors' Affairs
> Lead Director reviews questionnaire and interview responses with full Board in executive session

**5 Changes implemented**
> As a result of this evaluation process, the Board has strengthened its structure and procedures in the following ways over the past few years:
  – improved efficiencies at meetings
  – more robust committee reports to the full Board
  – individual director coaching

In addition to participating in the full Board evaluation, members of each committee also complete a detailed questionnaire annually to evaluate how well the committee is operating and to suggest improvements. Each committee's Chair summarizes the responses and reviews them with the members of his or her respective committee.

The Committee on Directors' Affairs reviews these evaluation processes annually and develops any changes it deems necessary. In connection with the annual review in 2018, the Committee on Directors' Affairs consulted with an independent third party, the Center for Board Excellence ("CBE"). CBE reviewed our evaluation questionnaires and recommended a number of changes to the forms of the Board evaluation and the peer and self-evaluations to achieve best practices. In its October meeting, the Committee on Directors' Affairs reviewed and approved CBE's recommended changes. CBE's chief executive officer validated that our evaluation questionnaires, as revised, and individual interview processes represent best practices for board and committee evaluations.

# Board Risk Oversight

While our management team is responsible for the day-to-day management of risk, the Board has broad oversight responsibility for our risk-management programs. In this role, the Board is responsible for ensuring that the risk-management processes designed and implemented by management are functioning as intended and that necessary steps are taken to foster a culture of prudent decision-making throughout the organization.

In order to maintain effective Board oversight across the entire enterprise, the Board delegates to individual committees certain elements of its oversight function, as shown below. In addition, the Board delegates authority to the Audit and Finance Committee to manage the risk oversight efforts of the various committees. As part of this authority, the Audit and Finance Committee regularly discusses ConocoPhillips' enterprise risk-management policies and facilitates appropriate coordination among committees to ensure that our risk-management programs are functioning properly. The Board receives regular updates from its committees on individual categories of risk, including strategy, reputation, operations, climate change, people, technology, investment, political/legislative/regulatory, and market, and receives a report periodically from the Chair of the Audit and Finance Committee about oversight efforts and coordination.



**Board of Directors**

**Audit and Finance Committee**

> Financial/reserve reporting
> Compliance and ethics
> Cybersecurity

**Human Resources and Compensation Committee**

> Retention
> Compensation programs
> Diversity and inclusion

**Committee on Directors' Affairs**

> Executive succession planning
> Corporate governance policies and procedures

**Public Policy Committee**

> Health, safety, and environmental
> Operational integrity
> Political and regulatory

*The Audit and Finance Committee manages and coordinates risk oversight efforts of all committees*

The Board exercises its oversight function with respect to all material risks to ConocoPhillips, which are identified and discussed in our public filings with the SEC.

# Code of Business Ethics and Conduct

ConocoPhillips has adopted a worldwide Code of Business Ethics and Conduct, which applies to all directors, officers, and employees. The Code of Business Ethics and Conduct is designed to help resolve ethical issues in an increasingly complex global business environment and covers topics such as conflicts of interest, insider trading, competition and fair dealing, discrimination and harassment, confidentiality, payments to government personnel, anti-boycott laws, U.S. embargos and sanctions, compliance procedures, employee complaint procedures, expectations for supervisors, internal investigations, use of social media, and money laundering. In accordance with good corporate governance practices, we periodically review and revise the Code of Business Ethics and Conduct as necessary.

The Code of Business Ethics and Conduct is posted on our website under "*Investors > Corporate Governance.*" Any amendments to the Code of Business Ethics and Conduct or waivers of it for our directors and executive officers will be posted on our website promptly to the extent required by law. Stockholders may request printed copies of our Code of Business Ethics and Conduct by following the instructions located under *"Available Information and Questions and Answers About the Annual Meeting and Voting" beginning* on page 104.

# Commitment to our Culture

We believe it is not just what we do. It is how we do it. How we do our work is what sets us apart and drives our performance. We run our business under a set of guiding principles that we call our SPIRIT Values – Safety, People, Integrity, Responsibility, Innovation, and Teamwork. These set the tone for how we behave with all our stakeholders, internally and externally. They are shared by everyone in our organization, distinguish us from competitors, and are a source of pride.

We know that our people are one of our greatest assets, and our reputation and integrity depend on each employee, officer, director, and those working on our behalf maintaining personal responsibility for ethical business conduct. We respect one another and have created an inclusive environment that reflects the different backgrounds, experiences, ideas, and perspectives of our employees. We recognize that a strong corporate culture is critical to our long-term success. Senior management is influential in defining and shaping our corporate culture and sets the expectations and tone for an ethical work environment. Our Board also provides valuable oversight in assessing and monitoring our corporate culture. ConocoPhillips has a longstanding commitment to ensuring respectful, fair, and non-discriminatory treatment for all employees and maintaining a workforce that is free from all forms of unlawful conduct.

| Policies & Training | Board Oversight | Internal Resources | Investigative Processes |
|---|---|---|---|
| > Code of Business Ethics and Conduct; mandatory annual attestations completed by all employees<br><br>> Equal Employment Opportunity and Affirmative Action Policies/Programs<br><br>> Workplace Harassment Prevention Training required for all employees | > Audit and Finance Committee provides oversight to Global Compliance & Ethics organization ("GC&E")<br><br>> Five in-person Committee/Board meetings throughout the year<br><br>> Compliance program activity, key metrics and aggregate investigative updates shared with the Audit and Finance Committee | > Multiple avenues to seek guidance or report workplace ethical concerns<br><br>> Ethics Helpline, accessible by phone or online<br><br>> Employees can also report to Supervisor, Human Resources representatives, or directly to GC&E | > Fair and confidential investigative processes conducted by an independent investigator<br><br>> Anonymous reporting always available, zero tolerance for retaliation<br><br>> GC&E reviews all investigation summaries and recommendations to ensure global consistency |

# Human Capital Management

Our employees execute the components of our differential strategy. Their focus on accountability and performance enables us to safely find and deliver energy to the world. Effectively engaging, developing, retaining, and rewarding our more than 10,000 employees is a priority for the Board, which provides oversight to elements of our human capital management.

## COMPENSATION PROGRAMS

The Human Resources and Compensation Committee oversees many of our employee compensation programs. Our compensation programs are competitive with local markets and are generally comprised of a base pay rate, the annual Variable Cash Incentive Program, and for eligible employees, the Restricted Stock Unit Program. From the CEO to the front-line worker, every employee participates in our annual incentive program, which aligns employee compensation with ConocoPhillips' success on critical performance metrics and also recognizes individual performance. Our Restricted Stock Unit Program is designed to attract and retain employees, reward performance, and align employee interest with stockholders by encouraging stock ownership. Compensation programs for our top executives are described beginning on page 48.

## DIVERSITY AND INCLUSION

The Human Resources and Compensation Committee oversees diversity and inclusion across the entire organization. Three areas guide our actions and drive progress: (1) leadership accountability; (2) employee awareness; and (3) processes and programs. Our leaders develop local inclusion plans and meet annually to discuss progress. We actively monitor diversity on a global basis and publicly report representation of women and minorities in leadership roles. Every employee has access to resources like unconscious bias training and employee network groups. These groups raise awareness about important topics and help influence change. To sustain progress, we link our inclusion efforts to our daily activities, including education for hiring managers, ensuring internal and external candidate slates are diverse, and creating balanced interview teams to mitigate any unconscious bias. We also apply our high standards for diversity and inclusion throughout our supply chain by identifying and facilitating opportunities to utilize products and services from businesses owned by women and minorities.

## TALENT DEVELOPMENT

Talent development is overseen by our Committee on Directors' Affairs and the Human Resources and Compensation Committee. Investing in our employees maximizes our performance, so we approach talent development and succession planning with the same rigor that we apply to our business strategy. We seek to attract, develop, and retain employees through a combination of on-the-job learning, formal training, and regular feedback and mentoring. Talent Management Teams guide employee development and career progression by skills and location. Each employee participates in regular performance management discussions. ConocoPhillips has identified leadership competencies that provide a common baseline of knowledge, skills, abilities, and behaviors to support employee performance, growth, and success. All employees have access to a voluntary 360-feedback tool to provide feedback on their strengths and opportunities relative to these competencies. We recognize that supervisors play a key role in talent development, so we offer a robust supervisor development curriculum to help leaders engage and develop their employees.

## HEALTH AND WELL-BEING

We work to ensure our global benefits are competitive, inclusive, and aligned with our culture. We endeavor to meet individual and family needs to help employees balance life and work priorities. Our global wellness programs include biometric screenings and fitness challenges, which have led to a decline in our employees' global obesity metrics over a three-year period. All employees have access to our employee assistance program, and many of our locations offer custom programs to support mental well-being. We also provide flexible work schedules and competitive time-off, including parental leave policies in many locations. Retirement and savings benefit plans are intended to support employees' financial futures and are competitive with local markets.

| Compensation | Work & Life | Career | Benefits |
|---|---|---|---|
| **Compensation Programs**<br>Oversight by HRCC | **Diversity & Inclusion**<br>Oversight by HRCC | **Talent Development**<br>Oversight by DAC/HRCC | **Health & Well-being** |
| > Compensation programs reward and drive performance<br><br>> Annual incentive links individual and company performance<br><br>> Long-term incentives align with interest of stockholders<br><br>> Global equitable pay practices | > Inclusion efforts focus on leadership/metrics, education and programs/processes<br><br>> All leadership candidate lists are diverse<br><br>> Inclusion resource center; unconscious bias training<br><br>> Active employee network groups with 5,000+ members (*e.g.*, Black Employee Network, Women's Network) | > Robust succession planning for future leaders<br><br>> Multi-year leadership development plan<br><br>> Talent Management Teams shepherd employee development<br><br>> Annual performance management process; 360 feedback<br><br>> Global contingent workforce program for contract workforce | > Competitive global benefits informed by external market practices and employee needs<br><br>> Physical and mental well-being programs<br><br>> Global biometric screenings and fitness challenges led to 10% decline in ConocoPhillips' global obesity metrics<br><br>> Flexible work schedules and competitive time-off |



**External Recognition**

> Human Rights Campaign's Corporate Equality Index: Perfect score

> *Forbes* Best Employer for Diversity

> Texas Diversity Council's Top 25 Companies for Diversity

> NAACP Equity Inclusion & Empowerment Index

# Executive Succession Planning and Leadership Development

Succession planning and leadership development are top priorities for the Board and management. On an ongoing basis, the Board, with oversight by the Committee on Directors' Affairs, plans for succession to the role of CEO and other senior management positions. The Human Resources and Compensation Committee assists in succession planning, as necessary, and reviews and makes recommendations to the Board regarding people strategies and leadership development initiatives. To assist the Board, the CEO periodically reports on individual senior executives' potential to succeed to the position of CEO and provides an assessment of potential successors to other key positions.

# Public Policy Engagement

Legislators and regulators govern all aspects of our industry and can have considerable influence on our success. Accordingly, senior leadership and our Board encourage involvement in activities that advance ConocoPhillips' goals. As a company, we engage in activities that include direct lobbying, making contributions to candidates and political organizations from our corporate treasury and our employee political action committee, and participating in trade associations.

The Board's Public Policy Committee has approved policies and guidelines to help ConocoPhillips maintain alignment with our SPIRIT Values and policy principles and compliance with local, state, and federal laws that govern corporate involvement in activities of a political or public policy nature. The Public Policy Committee also approves the budget for political and charitable contributions and monitors compliance with these plans. In addition, all of these activities are carefully managed by our Government Affairs division in an effort to yield the best business result for ConocoPhillips and to satisfy the various reporting requirements. To learn more about our political contribution activity and view our disclosures related to candidates, political organizations, and trade associations, please visit "*About Us > Sustainability Approach > Policies and Positions*" *at www.conocophillips.com.*

# Board Meetings and Committees

The Board met six times in 2018. Each director attended at least 75% of the aggregate of the Board and applicable committee meetings held in 2018.

The Board has five standing committees: (1) the Executive Committee; (2) the Audit and Finance Committee; (3) the Human Resources and Compensation Committee; (4) the Committee on Directors' Affairs; and (5) the Public Policy Committee. The Board determined that all of the members of the Audit and Finance Committee, the Human Resources and Compensation Committee, the Committee on Directors' Affairs, and the Public Policy Committee are independent directors within the meaning of SEC regulations, the listing standards of the NYSE, and ConocoPhillips' Corporate Governance Guidelines. Each committee, other than the Executive Committee, conducts an annual self-evaluation as described under "*Board and Committee Evaluations*" on page 21. The charters for our standing committees can be found on ConocoPhillips' website at *www.conocophillips.com* under "*Investors > Corporate Governance > Committees.*" Stockholders may request printed copies of these charters by following the instructions under "*Available Information and Questions and Answers About the Annual Meeting and Voting*" beginning on page 104.

The committee memberships effective as of May 13, 2019 and respective primary responsibilities of each committee, as well as the number of meetings each committee held in 2018, are shown below.



## Executive

**2018 meetings | 1**

Ryan M. Lance | Chair
Charles E. Bunch
John V. Faraci
Jody Freeman
Robert A. Niblock

**Primary responsibilities**

> Exercises the authority of the full Board between Board meetings on all matters other than: (1) those matters expressly delegated to another committee of the Board; (2) the adoption, amendment, or repeal of any of our By-Laws; and (3) matters that cannot be delegated to a committee under statute or our Certificate of Incorporation or By-Laws.



## Audit and Finance

**2018 meetings | 10**

John V. Faraci | Chair
Gay Huey Evans
Jeffrey A. Joerres
William H. McRaven
Sharmila Mulligan

**Primary responsibilities**

> Discusses with management, the independent auditors, and the internal auditors the integrity of ConocoPhillips' accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, including our capital structure, complex financial transactions, financial risk management, retirement plans, and tax planning.

> Monitors the qualifications, independence, and performance of our independent auditors and the qualifications and performance of our internal auditors.

> Monitors our compliance with legal and regulatory requirements and corporate governance, including our Code of Business Ethics and Conduct.

> Maintains open and direct lines of communication with the Board and our management, internal auditors, independent auditors, and the global compliance and ethics organization.

> Assists the Board in fulfilling its oversight of enterprise risk management, particularly with regard to: (1) market-based risks; (2) financial reporting; (3) effectiveness of compliance programs, information systems, and cybersecurity; (4) commercial trading; and (5) procurement.

> Reviews, and coordinates the review by other committees of, significant corporate risk exposures and steps management has taken to monitor, control, and report such exposures.



# Human Resources and Compensation

**2018 meetings | 8**

Charles E. Bunch | Chair
John V. Faraci
William H. McRaven
Sharmila Mulligan
Arjun N. Murti

**Primary responsibilities**

> Oversees our executive compensation policies, plans, programs, and practices and reviews our retention strategies.

> Assists the Board in discharging its responsibilities relating to the fair and competitive compensation of our executives and other key employees.

> Together with the Lead Director, annually reviews the performance of the CEO.

> Annually reviews and determines compensation for the CEO and our Senior Officers.

> Reviews and makes recommendations to the Board regarding people strategies and initiatives, such as leadership development and cultural and diversity management.

> Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with compensation programs and practices and retention strategies.



# Directors' Affairs

**2018 meetings | 5**

Robert A. Niblock | Chair
Charles E. Bunch
C. Maury Devine
Jody Freeman
Jeffrey A. Joerres

**Primary responsibilities**

> Selects and recommends director candidates to be submitted for election at the Annual Meeting and to fill any vacancies on the Board.

> Recommends committee assignments to the Board.

> Reviews and recommends to the Board compensation and benefits policies for non-employee directors.

> Monitors the orientation and continuing education programs for directors.

> Conducts an annual assessment of the qualifications and performance of the Board and each of the directors.

> Reviews and reports to the Board annually on the succession-planning process for the CEO and senior management.

> Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with governance policies and procedures.



# Public Policy

**2018 meetings | 5**

Jody Freeman | Chair
C. Maury Devine
Gay Huey Evans
Arjun N. Murti
Robert A. Niblock

**Primary responsibilities**

> Advises the Board on current and emerging domestic and international public policy issues.

> Assists the Board in developing and reviewing policies and budgets for charitable and political contributions.

> Reviews and makes recommendations to the Board on, and monitors compliance with, policies, programs, and practices with regard to health, safety, environmental protection, government relations, and similar matters.

> Assists the Board in fulfilling its oversight of enterprise risk management, particularly risks in connection with social, political, safety, and environmental, operational integrity, and public policy aspects of our business and the communities where we operate.

# Non-Employee Director Compensation

Our non-employee director compensation program consists primarily of an equity component and a cash component.

## OBJECTIVES AND PRINCIPLES

The Board's goal in designing director compensation is to provide a competitive package that will enable us to attract and retain highly-skilled individuals with relevant experience to oversee ConocoPhillips' strategic direction. Our compensation program also reflects the time and talent required to serve on the board of a complex, multinational corporation. The Board seeks to provide sufficient flexibility in the form of compensation to meet directors' varying needs while ensuring that a substantial portion of compensation is linked to the long-term success of ConocoPhillips.

Compensation for non-employee directors is reviewed annually by the Committee on Directors' Affairs and set upon approval by the Board. Compensation for non-employee directors has remained unchanged since 2013. At that time, the Board approved the current levels of compensation after a recommendation from the Committee on Directors' Affairs, which had undertaken a review with an independent compensation consultant.

In 2016, 2017, and 2018, the Committee on Directors' Affairs met with a second independent compensation consultant to review the non-employee director compensation program and to determine whether to recommend any changes to that program. These reviews included comparisons of director compensation levels with, and examined trends in director compensation at, the prior compensation peer group and the *Fortune* 50 – 150 companies. See *"Process for Determining Executive Compensation — Peers and Benchmarking"* beginning on page 60. In connection with these reviews, the consultant noted that our director compensation program was within the limits set out in the stockholder-approved 2014 Omnibus Stock and Performance Incentive Plan under which director awards are made. All three years, the Board agreed with the recommendation of the Committee on Directors' Affairs that no change in director compensation was warranted.

## EQUITY COMPENSATION

Non-employee directors receive an annual grant of restricted stock units with an aggregate value of $220,000 on the date of grant. The restricted stock units are fully vested at grant and are credited with dividend equivalents in the form of additional restricted stock units, but they cannot be sold or otherwise transferred.

Prior to each annual grant, a director may elect the schedule on which the restrictions will lapse. When restrictions lapse, a director will receive unrestricted shares of ConocoPhillips stock in exchange for his or her restricted stock units. Regardless of the schedule a director elects, all restrictions on a director's restricted stock units will lapse in the event of the director's retirement, disability, or death, or upon a change in control of ConocoPhillips, unless the director has elected to defer receipt of the shares until a later date. Directors forfeit the units if, before restrictions lapse (and prior to any change in control), the Board finds sufficient cause for forfeiture.

Restricted stock units granted to directors who are not residents of the United States may have modified terms in accordance with applicable laws and tax rules. Thus, the restricted stock units granted to Mr. Auchinleck, who served as a director until his retirement in May 2018, and Mr. Norvik, who is expected to serve as a director until his retirement effective May 14, 2019, have slightly different terms responsive to the tax laws of their home countries (Canada and Norway, respectively); the most notable difference is that the restrictions lapse only in the event of retirement, death, or loss of position, including upon a change in control.

## CASH COMPENSATION

In 2018, each non-employee director received $115,000 annual cash compensation, as well as the following additional cash compensation based upon their respective committee assignments:

> Lead Director—$35,000
> Chair of the Audit and Finance Committee—$25,000
> Chair of the Human Resources and Compensation Committee—$20,000
> Chair of any other committee—$10,000
> All other Audit and Finance Committee members—$10,000
> All other Human Resources and Compensation Committee members—$7,500
> All other committee members—$5,000

This cash compensation is payable in monthly installments. Each director may elect, on an annual basis, to receive all or part of his or her cash compensation in unrestricted stock or in restricted stock units or to have the amount credited to a deferred compensation account. Any such unrestricted stock or restricted stock units will be issued on the last business day of each month and valued using the average of the high and the low market prices of ConocoPhillips common stock on such date. The restricted stock units issued in lieu of cash compensation are subject to the same restrictions as the annual restricted stock units described under "*Equity Compensation*" on page 28.

The Board has approved modifications of the compensation for directors who are taxed under the laws of other countries. Canadian directors (Mr. Auchinleck, who served as a director until his retirement in May 2018) may elect to receive cash compensation either in cash or in restricted stock units; Norwegian directors (currently, Mr. Norvik, who is expected to serve as a director until his retirement effective May 14, 2019) receive compensation that would otherwise have been received as cash only as restricted stock units. Restricted stock units issued to Canadian and Norwegian directors are subject to the same restrictions as the annual restricted stock unit grants described under "*Equity Compensation*" on page 28.

## DEFERRAL OF COMPENSATION

Directors can elect to defer their cash compensation into the Deferred Compensation Plan for Non-Employee Directors of ConocoPhillips ("Director Deferral Plan"). Deferred amounts are deemed to be invested in various mutual funds and similar investment choices, including ConocoPhillips common stock, selected by the director from a prescribed list. Mr. Auchinleck (from Canada) and Mr. Norvik (from Norway) may not defer cash compensation.

## MATCHING GIFT PROGRAM

All active and retired directors are eligible to participate in the ConocoPhillips Matching Gift Program. This program provides a dollar-for-dollar match of a gift of cash or securities (up to a maximum of $10,000 annually per donor for active directors and $5,000 annually per donor for retired directors) to tax-exempt charities and educational institutions, excluding religious, political, fraternal, or athletic organizations. The Board believes the Matching Gift Program is consistent with ConocoPhillips' commitment to social responsibility.

## OTHER COMPENSATION

We provide transportation or reimburse the cost of transportation when a director travels on ConocoPhillips business, including to attend meetings of the Board or a committee. Spouses and other guests of directors occasionally attend certain meetings at the request of the Board. The Board believes this creates a collegial environment that enhances the effectiveness of the Board. If spouses or other guests are invited to attend meetings, ConocoPhillips reimburses directors for the out-of-pocket cost of the additional travel and related incidental expenses. Any such reimbursement is treated by the Internal Revenue Service as taxable income to the applicable director. Directors do not receive gross-ups to compensate for the resulting income taxes.

## STOCK OWNERSHIP

Each director is expected to own ConocoPhillips stock in the amount of the aggregate annual equity grants received during his or her first five years on the Board. Directors are expected to reach this level of target ownership within five years of joining the Board. Actual shares of stock, restricted stock, or restricted stock units, including deferred stock units, may be counted in satisfying the stock ownership guidelines. The holdings of each of our directors currently meet or exceed these guidelines.

## NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

| Name | Fees Earned or Paid in Cash[1] | Stock Awards[2][3] | Option Awards | Non-Equity Incentive Plan Compensation | Change in Pension Value and Nonqualified Deferred Compensation on Earnings | All Other Compensation[4] | Total |
|---|---|---|---|---|---|---|---|
| R.L. Armitage (retired)[5] | $ 52,083 | $220,008 | $— | $— | $— | $ 7,100 | $279,191 |
| R.H. Auchinleck (retired)[6] | 69,927 | 220,008 | — | — | — | 19,328 | 309,263 |
| C.E. Bunch | 128,958 | 220,008 | — | — | — | 10,000 | 358,966 |
| C.M. Devine | 130,000 | 220,008 | — | — | — | 10,000 | 360,008 |
| J.V. Faraci | 147,771 | 220,008 | — | — | — | 10,000 | 377,779 |
| J. Freeman | 128,333 | 220,008 | — | — | — | — | 348,341 |
| G. Huey Evans | 130,000 | 220,008 | — | — | — | — | 350,008 |
| J.A. Joerres | 65,174 | — | — | — | — | — | 65,174 |
| W.H. McRaven | 33,125 | — | — | — | — | — | 33,125 |
| S. Mulligan | 131,667 | 220,008 | — | — | — | — | 351,675 |
| A.N. Murti | 130,000 | 220,008 | — | — | — | — | 350,008 |
| R.A. Niblock | 140,455 | 220,008 | — | — | — | 10,000 | 370,463 |
| H.J. Norvik | 156,155 | 220,008 | — | — | — | — | 376,163 |

[1] Reflects 2018 annual cash compensation of $115,000 payable to each non-employee director. In 2018, non-employee directors serving in specified committee positions also received the following additional cash compensation:

> Lead Director—$35,000

> Chair of the Audit and Finance Committee—$25,000

> Chair of the Human Resources and Compensation Committee—$20,000

> Chair of any other committee—$10,000

> All other Audit and Finance Committee members—$10,000

> All other Human Resources and Compensation Committee members—$7,500

> All other committee members—$5,000

Amounts shown include prorated amounts attributable to committee reassignments, which may occur during the year. Amounts shown in the *Fees Earned or Paid in Cash* column include any amounts that were voluntarily deferred to the Director Deferral Plan, received in ConocoPhillips common stock, or received in restricted stock units. Messrs. Auchinleck, Faraci, Joerres, Niblock, and Norvik received 100% of their cash compensation in restricted stock units in 2018, with an aggregate grant date fair value as shown in the table. All other directors received their cash compensation in cash or deferred such amounts into the Director Deferral Plan.

[2] Amounts represent the aggregate grant date fair value of stock awards granted under our non-employee director compensation program. On January 16, 2018, each non-employee director received a 2018 annual grant of restricted stock units with an aggregate value of $220,000 based on the average of the high and low price for our common stock, as reported on the NYSE, on the grant date. These grants are made in whole shares, with fractional share amounts rounded up, resulting in a grant of shares with a value of $220,008 to each person who was a director on January 16, 2018.

[3] The following table reflects, for each director, the aggregate number of stock awards outstanding as of December 31, 2018:

| Name | Number of Deferred Shares or Units of Stock |
|---|---|
| R.L. Armitage (retired) | — |
| R.H. Auchinleck (retired) | — |
| C.E. Bunch | 18,212 |
| C.M. Devine | 3,763 |
| J.V. Faraci | 23,565 |
| J. Freeman | 21,740 |
| G. Huey Evans | 21,976 |
| J.A. Joerres | 932 |
| W.H. McRaven | — |
| S. Mulligan | 3,763 |
| A.N. Murti | 26,302 |
| R.A. Niblock | 50,206 |
| H.J. Norvik | 77,371 |

The following table lists delivery of director stock awards in 2018:

| Name | Number of Shares Acquired on Award Delivery | Value Realized Upon Award Delivery |
|---|---|---|
| **R.L. Armitage (retired)** | 44,152 | $ 2,910,575 |
| **R.H. Auchinleck (retired)** | 125,929 | 8,560,474 |
| **C.E. Bunch** | — | — |
| **C.M. Devine** | — | — |
| **J.V. Faraci** | — | — |
| **J. Freeman** | 3,716 | 242,255 |
| **G. Huey Evans** | — | — |
| **J.A. Joerres** | — | — |
| **W.H. McRaven** | — | — |
| **S. Mulligan** | — | — |
| **A.N. Murti** | — | — |
| **R.A. Niblock** | — | — |
| **H.J. Norvik** | — | — |

(4) The following table reflects, for each director, the items contained in *All Other Compensation*. None of the directors, other than Mr. Auchinleck as described below, had aggregate personal benefits or perquisites of $10,000 or more in value.

| Name | Tax Reimbursement Gross-Up[a] | Retirement Gift Presentation[b] | Matching Gift Amounts[c] | Total |
|---|---|---|---|---|
| **R.L. Armitage (retired)** | $ — | $ — | $ 7,100 | $ 7,100 |
| **R.H. Auchinleck (retired)** | 7,497 | 11,831 | — | 19,328 |
| **C.E. Bunch** | — | — | 10,000 | 10,000 |
| **C.M. Devine** | — | — | 10,000 | 10,000 |
| **J.V. Faraci** | — | — | 10,000 | 10,000 |
| **J. Freeman** | — | — | — | — |
| **G. Huey Evans** | — | — | — | — |
| **J.A. Joerres** | — | — | — | — |
| **W.H. McRaven** | — | — | — | — |
| **S. Mulligan** | — | — | — | — |
| **A.N. Murti** | — | — | — | — |
| **R.A. Niblock** | — | — | 10,000 | 10,000 |
| **H.J. Norvik** | — | — | — | — |

(a) The amounts shown are for payments by ConocoPhillips relating to certain taxes incurred by the director for imputed income. These occurred when a retirement presentation was made to Mr. Auchinleck upon his retirement from the Board. ConocoPhillips has a practice of making gift presentations to its retiring directors, especially those of long service. The fair value of the retirement presentation was imputed to Mr. Auchinleck's income. In such circumstances, if a director is imputed income in accordance with applicable tax laws, ConocoPhillips generally will reimburse the director for the resulting increased tax costs. All such tax reimbursements have been included above, regardless of whether the corresponding perquisite or personal benefit is required to be reported pursuant to SEC rules and regulations.

(b) The amounts shown are the fair value for a retirement presentation and costs for Mr. Auchinleck's spouse to travel to attend his retirement event. ConocoPhillips has a practice of making gift presentations to its retiring directors, especially those of long service.

(c) ConocoPhillips maintains a Matching Gift Program under which we match certain gifts by directors to charities and educational institutions, excluding religious, political, fraternal, or athletic organizations, that are tax-exempt under Section 501(c)(3) of the Internal Revenue Code of the United States or meet similar requirements under the applicable law of other countries. For active directors, the program matches up to $10,000 in each program year. Administration of the program can cause us to pay more than $10,000 in a single fiscal year due to a lag in processing claims. The amounts shown are for the actual payments by ConocoPhillips in 2018. Mr. Lance is eligible for the Matching Gift Program as an executive rather than as a director. Information on the value of matching gifts for Mr. Lance is provided in the *Summary Compensation Table* on page 79 and the notes to that table.

(5) Mr. Armitage retired from the Board effective May 15, 2018. The amounts in the table above include his prorated compensation reflecting the portion of 2018 that he served as a director.

(6) Mr. Auchinleck retired from the Board effective May 15, 2018. The amounts in the table above include his prorated compensation reflecting the portion of 2018 that he served as a director.

# Item 1: Election of Directors and Director Biographies



## What am I Voting On?

**You are voting on a proposal to elect the 11 nominees named in this Proxy Statement to one-year terms as ConocoPhillips directors.**

### WHAT IS THE MAKEUP OF THE BOARD OF DIRECTORS AND HOW OFTEN ARE THE MEMBERS ELECTED?

Our Board currently has 12 members. The size of the Board is expected to be reduced to 11 members when Mr. Norvik retires at the Annual Meeting. Directors are elected at the annual stockholder meeting each year. Any vacancy on the Board created between annual stockholder meetings (if, for example, a current director resigns or the size of the Board is increased) may be filled by a majority vote of the remaining directors then in office. Any director appointed to fill a vacancy would hold office until the next election.

Under our Corporate Governance Guidelines, directors generally may not stand for re-election after they reach the age of 72.

### WHAT IF A NOMINEE IS UNABLE OR UNWILLING TO SERVE?

All director nominees have consented to serve. However, should a director become unable or unwilling to serve before the date of the Annual Meeting and the Board does not elect to reduce the size of the Board, shares represented by proxies may be voted for a substitute nominated by the Board.

### HOW ARE DIRECTORS COMPENSATED?

Please see our discussion of non-employee director compensation beginning on page 28.

### HOW ARE NOMINEES SELECTED?

The Committee on Directors' Affairs regularly evaluates the size and composition of the Board and continually assesses whether the composition appropriately relates to ConocoPhillips' strategic needs, which change as the business environment evolves. We seek director candidates who possess the highest personal and professional ethics, integrity, and values and who are committed to representing the long-term interests of all ConocoPhillips' stakeholders.

The chart below shows our process for identifying and integrating new directors.

### How We Select New Board Members



Candidates suggested by:
> independent directors
> stockholders
> outside search firms
> management
Pool of candidates vetted based on:
> qualifications
> integrity, ethics, and judgment
> diversity
> independence
> potential conflicts
> mix of skills already on Board
Committee on Directors' Affairs interviews promising candidates and recommends nominees to the full Board
Board nominates candidates for election at next annual meeting or elects new members to serve until stockholders vote at next annual meeting
New directors undergo orientation and training
9
New directors since the 2012 spinoff of Phillips 66

Our Corporate Governance Guidelines contain director independence standards consistent with the standards prescribed in the NYSE Listing Manual and provide that, at all times, at least a substantial majority of the Board must meet those standards. The Committee on Directors' Affairs also seeks to ensure that the Board reflects a range of talents, ages, skills, personal attributes, and expertise—particularly in the areas of accounting and finance, management, domestic and international markets, leadership, government regulation, environmental and sustainability matters, public policy issues, and oil- and gas-related industries—sufficient to provide sound and prudent guidance with respect to ConocoPhillips' strategic needs. The Board seeks to maintain a diverse membership and also requires that its members be able to dedicate the time and resources necessary to ensure the diligent performance of their duties, including attending Board and applicable committee meetings. To that end, the Committee on Directors' Affairs considers the number of other boards on which each candidate already serves. Directors should advise the Chair of the Board and the Chair of the Committee on Directors' Affairs in advance of accepting an invitation to serve on another public company board.

The following are some of the key qualifications and skills the Committee on Directors' Affairs considered in evaluating the director nominees. The chart on the next page shows how these qualifications and skills are distributed among our nominees. The individual biographies beginning on page 36 provide additional information about how each nominee's specific experiences, qualifications, and skills align with and further the strategic direction of ConocoPhillips.

 **CEO or senior officer.** We believe that directors with CEO or senior officer experience provide valuable insights. These individuals have a demonstrated record of leadership and a practical understanding of organizations, processes, strategy, risk and risk management, and the methods to drive change and growth. Through their service as top leaders at other companies, they also bring valuable perspectives on common issues affecting large and complex organizations.

 **Financial reporting.** We measure operating and strategic performance by reference to financial targets. In addition, accurate financial reporting and robust auditing are critical to ConocoPhillips' success. Accordingly, we seek to have a number of directors who qualify as audit committee financial experts (as defined by SEC rules), and we expect all of our directors to be financially knowledgeable. We also believe it is important to have knowledge and experience in capital markets, both debt and equity, given our position as a large publicly-traded company.

 **Industry.** We seek to have directors with significant experience in the energy industry. These directors have valuable perspective on issues specific to our business.

 **Global.** As a global energy company, our future success depends, in part, on how well we grow our businesses outside the United States. Directors with global business or international experience provide valued perspectives on our operations.

 **Regulatory/government.** The perspectives of directors who have experience within the regulatory field are important. The energy industry is heavily regulated and directly affected by governmental actions and decisions, and we believe that directors with government experience offer valuable insight in this regard.

 **Technology.** Experience or expertise in information technology helps us pursue and achieve our business objectives. Leadership and understanding of technology, cybersecurity risk, cloud computing, scalable data analytics, and big data technologies add exceptional value to our Board as we increasingly utilize our global data assets to monitor and optimize our operations.

 **Public company board service.** ConocoPhillips aspires to the highest standards of corporate governance and ethical conduct. Service on the boards and board committees of other large, publicly-traded companies provides an understanding of corporate governance practices and trends and insights into: (1) board management; (2) relations between the board, the CEO, and senior management; (3) agenda setting; and (4) succession planning. We believe this experience supports our goals of strong board and management accountability, transparency, and protection of stockholder interests.

 **Environmental/sustainability.** We adhere to robust operating standards and procedures that have delivered a proven track record. Our sustainable development approach is integrated into ConocoPhillips' planning and decision making. We believe this experience strengthens the Board's oversight and ensures that strategic business essentials and long-term value creation for stockholders are achieved with a responsible, sustainable business model which fosters a stable and healthy environment for tomorrow and proactively addresses stakeholder interests.

## NOMINEE SKILLS MATRIX

| | Nominees and Primary Occupation | Other Current U.S. Public Company Directorships | Dir. Since | Age | Ind. | CEO or senior officer | Financial reporting | Industry | Global | Regulatory/ government | Technology | Public company board service | Environmental/ sustainability |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Nominee Skills | | | | | | | |
|  | **Charles E. Bunch**<br>Former Chairman and Chief Executive Officer, PPG Industries, Inc. | > *PNC Financial Services Group*<br>> *Marathon Petroleum Corporation*<br>> *Mondelēz International, Inc.* | 2014 | 69 | ● | ✓ | ✓ | | ✓ | ✓ | | ✓ | |
|  | **Caroline Maury Devine**<br>Former President and Managing Director of a Norwegian affiliate of ExxonMobil | > *John Bean Technologies Corporation*<br>> *Valeo* | 2017 | 68 | ● | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
|  | **John V. Faraci**<br>Former Chairman and Chief Executive Officer, International Paper Company | > *PPG Industries, Inc.*<br>> *United Technologies Corporation* | 2015 | 69 | ● | ✓ | ✓ | | ✓ | | | ✓ | ✓ |
|  | **Jody Freeman**<br>Archibald Cox Professor of Law, Harvard Law School | | 2012 | 55 | ● | | | ✓ | | ✓ | | | ✓ |
|  | **Gay Huey Evans OBE**<br>Member of Her Majesty's Treasury Board, Sub-Committee and Nominations Committee | | 2013 | 64 | ● | | ✓ | | ✓ | ✓ | | ✓ | |
| NEW  | **Jeffrey A. Joerres**<br>Former Executive Chairman and Chief Executive Officer, ManpowerGroup Inc. | > *The Western Union Company*<br>> *Artisan Partners Asset Management Inc.* | 2018 | 59 | ● | ✓ | ✓ | | ✓ | ✓ | | ✓ | |
|  | **Ryan M. Lance**<br>Chairman and Chief Executive Officer, ConocoPhillips | | 2012 | 56 | | ✓ | | ✓ | ✓ | ✓ | | | ✓ |
| NEW  | **Admiral William H. McRaven**<br>Retired U.S. Navy Four-Star Admiral (SEAL) | | 2018 | 63 | ● | ✓ | ✓ | | ✓ | ✓ | | | |
|  | **Sharmila Mulligan**<br>Founder and Chief Executive Officer, ClearStory Data Inc. | | 2017 | 53 | ● | ✓ | ✓ | | | | ✓ | | |
|  | **Arjun N. Murti**<br>Senior Advisor, Warburg Pincus | | 2015 | 50 | ● | | ✓ | ✓ | ✓ | | | | |
|  | **Robert A. Niblock**<br>Former Chairman, President, and Chief Executive Officer, Lowe's Companies, Inc. | | 2010 | 56 | ● | ✓ | ✓ | | | | | ✓ | |

Generally, the Committee on Directors' Affairs identifies candidates through business and organizational contacts of the directors and management, though third-party search firms occasionally assist as well. Stockholders are also welcome to recommend director candidates for consideration. If you wish to recommend a candidate for nomination to the Board, please follow the procedures described under *"Submission of Future Stockholder Proposals and Nominations"* on page 103 for nominations made directly by a stockholder. Candidates recommended by stockholders are evaluated on the same basis as all other candidates.

After the 2018 Annual Meeting of Stockholders, at which nine of the current nominees for director were elected, the Committee on Directors' Affairs recommended and the Board concurred in electing Jeffrey A. Joerres and Admiral William H. McRaven to the Board effective July 11, 2018 and October 5, 2018, respectively. Both Mr. Joerres and Adm. McRaven were identified as part of the Committee on Directors' Affairs' regular process for identifying potential director nominees. Mr. Joerres was identified by global executive search firm, Allegis Partners, and Adm. McRaven was identified by a recommendation from our non-employee director, Mr. Armitage, prior to his retirement in May 2018.

## WHAT VOTE IS REQUIRED TO APPROVE THIS PROPOSAL?

Each nominee requires the affirmative vote of a majority of the votes cast at the Annual Meeting; the number of votes cast "for" a director must exceed the number of votes cast "against" that director. In a contested election (if the number of nominees exceeded the number of directors to be elected), directors would be elected by a plurality of the shares represented at the meeting and entitled to vote on the election of directors.

## WHAT IF A DIRECTOR NOMINEE DOES NOT RECEIVE A MAJORITY OF THE VOTES CAST?

If a nominee who is serving as a director is not elected at the Annual Meeting and no one else is elected in place of that director, then, under Delaware law, the director continues to serve on the Board as a "holdover director." However, under our By-Laws, a holdover director is required to tender a resignation to the Board. The Committee on Directors' Affairs then would consider the resignation and recommend to the Board whether to accept or reject it or whether some other action should be taken. The Board would then make a decision, without participation by the holdover director. The Board is required to disclose publicly (by a news release, filing with the SEC, or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind that decision within 90 days from the date the election results are certified.

## WHO ARE THIS YEAR'S DIRECTOR NOMINEES?

The following 11 directors are standing for election to hold office until the 2020 Annual Meeting of Stockholders. Each of the director nominees is a current director. Committee membership is effective as of May 13, 2019.



**Age:** 69

**Director Since:** May 2014

**ConocoPhillips Committees:**

- Human Resources and Compensation Committee (Chair)
- Committee on Directors' Affairs
- Executive Committee

**Other current U.S. public company directorships:**

> PNC Financial Services Group
> Marathon Petroleum Corporation
> Mondelēz International, Inc.

### Charles E. Bunch

***Former Chairman and Chief Executive Officer, PPG Industries, Inc.***

Mr. Bunch served as Chairman and Chief Executive Officer of PPG Industries, Inc. from July 2005 to August 2015 and Executive Chairman from September 2015 to September 2016. He was President and Chief Operating Officer of PPG from July 2002 until he was elected President and Chief Executive Officer in March 2005 and Chairman and Chief Executive Officer in July 2005. Before becoming President and Chief Operating Officer, he was Executive Vice President of PPG from 2000 to 2002 and Senior Vice President, Strategic Planning and Corporate Services of PPG from 1997 to 2000. Mr. Bunch was with PPG for more than 35 years prior to his retirement, holding positions in finance and planning, marketing, and general management in the United States and Europe. He currently serves on the boards of PNC Financial Services Group, Marathon Petroleum Corporation, and Mondelēz International, Inc. He previously served as a director of H.J. Heinz Company; as chairman of the Federal Reserve Bank of Cleveland, the National Association of Manufacturers, and the American Coatings Association; and as a member of the University of Pittsburgh's board of trustees.

**Skills and Qualifications:**

The Board values Mr. Bunch's experience as a director and CEO in a highly-regulated industry, as well as his management and finance experience. Additionally, Mr. Bunch has a strong background in management development and compensation. His international business experience with global issues facing a large, multinational public company enables him to provide the Board with valuable operational and financial expertise.

| | | |
|---|---|---|
|  CEO or senior officer |  Global |  Public company board service |
|  Financial reporting |  Regulatory/government | |



**Age:** 68

**Director Since:** October 2017

**ConocoPhillips Committees:**

- Committee on Directors' Affairs
- Public Policy Committee

**Other current U.S. public company directorships:**

> John Bean Technologies Corporation
> Valeo

### Caroline Maury Devine

***Former President and Managing Director of a Norwegian affiliate of ExxonMobil***

Ms. Devine served as President and Managing Director of a Norwegian affiliate of ExxonMobil from 1996 to 2000 and, since 1988, held various corporate positions responsible for shareholder relations and governance issues, as well as international government relations with an emphasis on Vietnam, Indonesia, Nigeria, and Russia.

Ms. Devine previously served the U.S. government for 15 years in positions on the White House Domestic Policy Staff, in the U.S. Embassy in Paris, and in the Drug Enforcement Administration. She is currently a member of the Council on Foreign Relations.

In addition to current positions on the boards of JBT Corporation and Valeo and on the Nominating Committee of Petroleum Geo-Services ASA, Ms. Devine previously served on the boards of Det Norske Veritas, FMC Technologies, Inc., and Technip. She is a former Fellow at Harvard University's Belfer Center for Science and International Affairs.

**Skills and Qualifications:**

Ms. Devine's broad range of expertise in international affairs within the industry, as well as her government experience and service on other public company boards, are very valuable. Her senior officer experience demonstrates an understanding of organizations and the ability to deliver results.

| | | |
|---|---|---|
|  CEO or senior officer |  Global |  Environmental/sustainability |
|  Financial reporting |  Regulatory/government | |
|  Industry |  Public company board service | |



**Age:** 69

**Director Since:** January 2015

**ConocoPhillips Committees:**

Q  Audit and Finance Committee (Chair)

ᴪ  Human Resources and Compensation Committee

★  Executive Committee

**Other current U.S. public company directorships:**

> PPG Industries, Inc.
> United Technologies Corporation

## John V. Faraci

*Former Chairman and Chief Executive Officer, International Paper Company*

Mr. Faraci served as Chairman and Chief Executive Officer of International Paper Co. from 2003 until his retirement in 2014. He spent his career of more than 40 years at International Paper, also serving as the company's Chief Financial Officer and in various other financial, planning and management positions. Mr. Faraci serves on the board of directors for PPG Industries, Inc. and United Technologies Corporation. He is a trustee of the American Enterprise Institute, Denison University, and the National Fish and Wildlife Foundation and is a member of the RBC Capital Markets Advisory Council.

**Skills and Qualifications:**

The Board values Mr. Faraci's experience as a director and CEO. His international business experience at a large public company enables him to provide the Board with valuable operational and financial expertise and an informed management perspective on global business issues.

| | | |
|---|---|---|
| CEO or senior officer | Global | Environmental/sustainability |
| Financial reporting | Public company board service | |



**Age:** 55

**Director Since:** July 2012

**ConocoPhillips Committees:**

🤝  Committee on Directors' Affairs

📄  Public Policy Committee (Chair)

★  Executive Committee

## Jody Freeman

*Archibald Cox Professor of Law, Harvard Law School*

Ms. Freeman is the Archibald Cox Professor of Law at Harvard Law School and founding director of the Harvard Law School Environmental and Energy Law Program. Ms. Freeman formerly served as Counselor for Energy and Climate Change in the White House from 2009 to 2010 and as an independent consultant to the National Commission on the Deepwater Horizon Oil Spill and Offshore Drilling in 2010. Ms. Freeman has served as a member of the Administrative Conference of the United States and is a Fellow of the American College of Environmental Lawyers. Before joining the Harvard faculty in 2005, she was a professor of Law at UCLA Law School from 1995 to 2005.

**Skills and Qualifications:**

Ms. Freeman's expertise in environmental law and policy and her unique experiences in shaping federal environmental and energy policy, especially in matters critical to ConocoPhillips' operations, enable her to provide valuable insight into our policies and practices.

| | | |
|---|---|---|
| Industry | Regulatory/government | Environmental/sustainability |



**Age:** 64

**Director Since:** March 2013

**ConocoPhillips Committees:**

- Audit and Finance Committee
- Public Policy Committee

## Gay Huey Evans OBE

***Member of Her Majesty's Treasury Board, Sub-Committee and Nominations Committee***

Ms. Huey Evans currently serves as a member of Her Majesty's Treasury Board, Sub-Committee, and Nominations Committee and is also a non-executive director of Standard Chartered PLC and Itau BBA International Limited. She also currently serves as Deputy Chairman of The Financial Reporting Council, where she is a member of the Nomination Committee; Trustee of the Beacon Awards, which celebrate British philanthropy; and a Trustee of Wellbeing of Women, where she is Chair of the Investment Committee. She was Vice Chairman, Investment Banking and Investment Management at Barclays Capital from 2008 to 2010. She was previously head of governance of Citi Alternative Investments (EMEA) from 2007 to 2008 and President of Tribeca Global Management (Europe) Ltd. from 2005 to 2007, both part of Citigroup. From 1998 to 2005, she was director of the markets division and head of the capital markets sector at the U.K. Financial Services Authority. She previously held various senior management positions with Bankers Trust Company in New York and London. Ms. Huey Evans previously served on the boards of Aviva plc, The London Stock Exchange Group plc., and Falcon Private Wealth Ltd.

**Skills and Qualifications:**

Ms. Huey Evans' in-depth knowledge of, and insight into, global capital markets from her extensive experience in the financial services industry brings valuable expertise to ConocoPhillips' businesses.

- Financial reporting
- Global
- Regulatory/government
- Public company board service



**Age:** 59

**Director Since:** July 2018

**ConocoPhillips Committees:**

- Audit and Finance Committee
- Committee on Directors' Affairs

**Other current U.S. public company directorships:**

> The Western Union Company

> Artisan Partners Asset Management Inc.

## Jeffrey A. Joerres

***Former Executive Chairman and Chief Executive Officer, ManpowerGroup Inc.***

Mr. Joerres served as Chief Executive Officer of ManpowerGroup Inc. from 1999 to 2014, as Chairman of the Board from 2001 to 2014, and as Executive Chairman from May 2014 to December 2015. Mr. Joerres joined ManpowerGroup in 1993 and served as Vice President of Marketing and Senior Vice President of European Operations and Marketing and Major Account Development.

He currently serves on the boards of The Western Union Company and Artisan Partners Asset Management Inc. He previously served as a director of Johnson Controls International plc and Artisan Funds, Inc. Additionally, Mr. Joerres is on the board of the Green Bay Packers, Boys and Girls Clubs of Milwaukee, BMO Harris Bradley Center, and Kohler Co. He is a minority owner in the Milwaukee Bucks. Mr. Joerres is a former director and Chairman of the Federal Reserve Bank of Chicago.

**Skills and Qualifications:**

Mr. Joerres's extensive global leadership and human capital management experience and substantial involvement on both public and private boards enable him to provide guidance to the Board with respect to ConocoPhillips' people and operations.

- CEO or senior officer
- Financial reporting
- Global
- Regulatory/government
- Public company board service



**Age:** 56
**Director Since:** April 2012
**ConocoPhillips Committees:**

★ Executive Committee (Chair)

## Ryan M. Lance

***Chairman and Chief Executive Officer, ConocoPhillips***

Mr. Lance was appointed Chairman and Chief Executive Officer in May 2012, having previously served as Senior Vice President, Exploration and Production—International since May 2009. Prior to that he served as President, Exploration and Production—Asia, Africa, Middle East and Russia/Caspian since April 2009. Mr. Lance previously served as President, Exploration and Production—Europe, Asia, Africa and the Middle East from September 2007 to April 2009. From February 2007 to September 2007, he served as Senior Vice President, Technology, and, prior to that, Mr. Lance served as Senior Vice President, Technology and Major Projects beginning in 2006. He served as President, Downstream Strategy, Integration and Specialty Businesses from 2005 to 2006.

### Skills and Qualifications:

Mr. Lance's service as Chairman and Chief Executive Officer of ConocoPhillips makes him well qualified to serve both as a director and Chairman of the Board. Mr. Lance's extensive experience in the industry as an executive in our exploration and production businesses, and as the global representative of ConocoPhillips, make his service as a director invaluable.

 CEO or senior officer     Global     Environmental/sustainability

 Industry     Regulatory/government



**Age:** 63
**Director Since:** October 2018
**ConocoPhillips Committees:**

🔍 Audit and Finance Committee

👥 Human Resources and Compensation Committee

## Admiral William H. McRaven

***Retired U.S. Navy Four-Star Admiral (SEAL)***

Admiral William H. McRaven is a retired U.S. Navy Four-Star Admiral (SEAL) and the former Chancellor of the University of Texas System. During his time in the military, he commanded special operations forces at every level, eventually taking charge of all U.S. Special Operations. His military career included combat during Desert Storm and both the Iraq and Afghanistan wars. As the Chancellor of the University of Texas System from January 2014 until May 2018, he led one of the nation's largest and most respected systems of higher education, with over 230,000 students and 100,000 faculty, staff, and healthcare professionals.

Admiral McRaven is a recognized national authority on U.S. foreign policy and has advised Presidents George W. Bush and Barack Obama and other U.S. leaders on defense issues. He currently serves on the Council on Foreign Relations and the National Football Foundation.

### Skills and Qualifications:

Admiral McRaven's international, logistical, and administrative experience brings valuable expertise on global business issues and government relations to the Board.

 CEO or senior officer     Global

 Financial reporting     Regulatory/government



**Age:** 53
**Director Since:** July 2017
**ConocoPhillips Committees:**

🔍 Audit and Finance Committee

👥 Human Resources and Compensation Committee

## Sharmila Mulligan

### *Founder and Chief Executive Officer, ClearStory Data Inc.*

Ms. Mulligan is the Founder and Chief Executive Officer of ClearStory Data Inc., a modern data analytics company enabling business-oriented insights from disparate data. Ms. Mulligan has served as ClearStory's Chief Executive Officer since inception in September 2011. From 2009 to 2011, Ms. Mulligan served as Executive Vice President for Aster Data Systems, Inc. until its acquisition by Teradata Corporation. Prior to Aster Data, Ms. Mulligan was a Vice President of Software Solutions for HP Inc. Prior to HP, Ms. Mulligan was Executive Vice President of Products and Marketing at Opsware Inc. from 2002 until its eventual acquisition by HP in 2007. Prior to Opsware Inc., Ms. Mulligan led Product Management and held Vice President positions at Netscape Communications, Microsoft, and General Magic. Ms. Mulligan is on the board of Lattice Engines, Inc. and an advisor to, and investor in, numerous enterprise software and consumer technology companies.

### Skills and Qualifications:

Ms. Mulligan's experience in cloud computing, scalable data analytics, and a broad range of big data technologies plus Internet of Things and Artificial Intelligence innovation adds exceptional value to the Board. Her experience as a CEO enables her to provide the Board with beneficial strategic leadership qualities.

👤📍 CEO or senior officer          🔍 Financial reporting          💻 Technology



**Age:** 50
**Director Since:** January 2015
**ConocoPhillips Committees:**

👥 Human Resources and Compensation Committee

📄 Public Policy Committee

## Arjun N. Murti

### *Senior Advisor, Warburg Pincus*

Mr. Murti is Senior Advisor at Warburg Pincus. He previously served as a Partner at Goldman Sachs from 2006 to 2014. Prior to becoming Partner, he served as Managing Director from 2003 to 2006 and as Vice President from 1999 to 2003. During his time at Goldman Sachs, Mr. Murti worked as a sell-side equity research analyst covering the energy sector. He was co-director of equity research for the Americas from 2011 to 2014. Previously, Mr. Murti held equity analyst positions at JP Morgan Investment Management from 1995 to 1999 and at Petrie Parkman from 1992 to 1995.

### Skills and Qualifications:

Mr. Murti brings to the Board a deep understanding of financial oversight and accountability with his experience as a Partner at Goldman Sachs. He has spent more than 25 years in the financial services industry with an extensive focus, both domestic and global, on the energy industry. This experience provides the Board valuable insight into financial management and analysis.

🔍 Financial reporting          🛢 Industry          🌐 Global



**Age:** 56

**Director Since:** February 2010

**ConocoPhillips Committees:**

 Committee on Directors' Affairs (Chair)

Public Policy Committee

★ Executive Committee

## Robert A. Niblock, Lead Director (Effective as of May 13, 2019)

*Former Chairman, President, and Chief Executive Officer, Lowe's Companies, Inc.*

Mr. Niblock served as Chairman of the Board and Chief Executive Officer of Lowe's Companies, Inc. from January 2005 until July 2018 and as President of Lowe's from 2011 until July 2018, after having served in that role from 2003 to 2006. Mr. Niblock became a member of the board of directors of Lowe's when he was named Chairman- and CEO-elect in 2004. Mr. Niblock joined Lowe's in 1993, and, during his career with the company, he also served as Vice President and Treasurer, Senior Vice President, and Executive Vice President and CFO. Before joining Lowe's, Mr. Niblock had a nine-year career with accounting firm Ernst & Young. Mr. Niblock served as a member of the board of directors of the Retail Industry Leaders Association from 2003 until 2018 and served as its Secretary from 2012 until 2018. He previously served as its chairman in 2008 and 2009 and as vice chairman in 2006 and 2007.

**Skills and Qualifications:**

The Board values his experience as a CEO and in financial reporting matters. Mr. Niblock's experience as a CEO of a large public company allows him to provide the Board with valuable operational and financial expertise.

 CEO or senior officer       Financial reporting       Public company board service

---

**FOR**   The Board recommends you vote **FOR** each nominee standing for election as director.

# Audit and Finance Committee Report

The Audit and Finance Committee (the "Audit Committee") assists the Board in fulfilling its responsibility to provide independent, objective oversight for ConocoPhillips' financial reporting functions and internal control systems.

The Audit Committee currently consists of seven non-employee directors. The Board has determined that each member of the Audit Committee satisfies the requirements of the NYSE as to independence and financial literacy. The Board has determined that at least one member, John V. Faraci, is an audit committee financial expert as defined by the SEC.

The responsibilities of the Audit Committee are set forth in the written charter adopted by the Board and last amended on December 7, 2018. The charter is available on our website at *www.conocophillips.com* under "*Investors > Corporate Governance*."

---

**The Audit Committee's responsibilities include:**

> Discussing with management, the independent auditors, and the internal auditor the integrity of ConocoPhillips' accounting policies, internal controls, financial statements, financial reporting practices, and select financial matters, including capital structure, complex financial transactions, financial risk management, retirement plans, and tax planning;

> Reviewing significant corporate risk exposures and steps management has taken to monitor, control, and report such exposures;

> Reviewing the qualifications, independence, and performance of the independent auditors and the qualifications and performance of ConocoPhillips' internal auditors;

> Reviewing ConocoPhillips' overall direction and compliance with legal and regulatory requirements and internal policies; and

> Maintaining open and direct lines of communication with the Board and management, our Compliance and Ethics Office, the internal auditors, and the independent auditors.

---

Management is responsible for preparing ConocoPhillips' financial statements in accordance with generally accepted accounting principles, or GAAP, and for developing, maintaining, and evaluating our internal controls over financial reporting and other control systems. The independent registered public accountant is responsible for auditing the annual financial statements prepared by management, assessing the internal control over financial reporting, and expressing an opinion with respect to each.

One of the Audit Committee's primary responsibilities is to assist the Board in its oversight of the integrity of ConocoPhillips' financial statements. The following report summarizes certain of the Audit Committee's activities in this regard for 2018.

**Review with Management.** The Audit Committee reviewed and discussed with management the audited consolidated financial statements included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2018, which included a discussion of the quality—not just the acceptability—of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures. The Audit Committee also discussed management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018, included in the financial statements.

**Discussions with Internal Audit.** The Audit Committee reviewed ConocoPhillips' internal audit plan and discussed the results of internal audit activity throughout the year. ConocoPhillips' General Auditor met with the Audit Committee at every in-person meeting in 2018 and was available to meet without management present at each of these meetings.

**Discussions with the Independent Registered Public Accounting Firm.** The Audit Committee met throughout the year with Ernst & Young LLP ("EY"), ConocoPhillips' independent registered public accounting firm, including meeting with EY at each in-person meeting; EY was also available to meet without management present at each of these meetings. The Audit Committee has discussed with EY the matters required to be discussed by standards of the Public Company Accounting Oversight Board, or PCAOB. The Audit Committee has received the written disclosures and the letter from EY required by PCAOB rules and has discussed with EY its independence from ConocoPhillips. In addition, the Audit Committee considered the non-audit services EY provides to ConocoPhillips and concluded that EY's independence has been maintained.

**Recommendation to the ConocoPhillips Board of Directors.** Based on its review and discussions noted above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2018.

## THE CONOCOPHILLIPS AUDIT AND FINANCE COMMITTEE

John V. Faraci, *Chair*
C. Maury Devine
Gay Huey Evans
Jeffrey A. Joerres
William H. McRaven
Sharmila Mulligan
Arjun N. Murti

# Item 2: Proposal to Ratify the Appointment of Ernst & Young LLP



## What am I Voting On?

**The Audit Committee has appointed EY to serve as ConocoPhillips' independent registered public accounting firm for fiscal year 2019. You are voting on a proposal to ratify such appointment.**

### WHAT ARE THE AUDIT COMMITTEE'S RESPONSIBILITIES WITH RESPECT TO THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM?

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit our financial statements and has the authority to determine whether to retain or terminate the independent auditor.

The Audit Committee reviews the experience and qualifications of the senior members of the independent auditor's team and is directly involved in the appointment of the lead audit partner. Neither the lead audit partner nor the reviewing audit partner performs audit services for ConocoPhillips for more than five consecutive fiscal years. The Audit Committee also is responsible for determining and approving the audit engagement fees and other compensation associated with retaining the independent auditor.

The Audit Committee has evaluated the qualifications, independence, and performance of EY and believes that continuing to retain EY to serve as our independent registered public accounting firm is in the best interest of ConocoPhillips' stockholders.

### WHAT SERVICES DOES THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PROVIDE?

Audit services of EY for fiscal year 2018 included an audit of our consolidated financial statements, an audit of the effectiveness of our internal control over financial reporting, and services related to periodic filings made with the SEC. Additionally, EY provided certain other services as described below.

### HOW MUCH WAS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PAID FOR 2018 AND 2017?

EY's fees for professional services totaled $14.5 million for 2018 and $15.9 million for 2017. EY's fees for professional services included the following:

> **Audit Fees**—fees for audit services, which related to the fiscal year consolidated audit, the audit of the effectiveness of internal controls, quarterly reviews, registration statements, comfort letters, statutory and regulatory audits, and related accounting consultations, were $12.9 million for 2018 and $12.6 million for 2017.

> **Audit-Related Fees**—fees for audit-related services, which consisted of audits in connection with benefit plan audits, other subsidiary audits, special reports, asset dispositions, and related accounting consultations, were $1.4 million for 2018 and $2.4 million for 2017.

> **Tax Fees**—fees for tax services, which consisted of tax compliance services and tax planning and advisory services, were $0.2 million for 2018 and $0.9 million for 2017.

> **All Other Fees**—fees for other services were negligible in 2018 and 2017.

The Audit Committee has considered whether the non-audit services provided to ConocoPhillips by EY impaired EY's independence and concluded they did not.

## WHO REVIEWS THESE SERVICES AND FEES?

The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax, and other non-audit services that EY may provide to ConocoPhillips. The policy (1) identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that EY's independence is not impaired; (2) describes the audit, audit-related, tax, and other services that may be provided and the non-audit services that are prohibited; and (3) sets forth pre-approval requirements for all permitted services. Under the policy, all services to be provided by EY must be pre-approved by the Audit Committee. The Audit Committee has delegated authority to review and approve services to its Chair. Any such approval must be reported to the entire Audit Committee at the next scheduled Audit Committee meeting.

## WILL A REPRESENTATIVE OF ERNST & YOUNG BE PRESENT AT THE MEETING?

One or more representatives of EY will be present at the Annual Meeting. The representative(s) will have an opportunity to make a statement and will be available to respond to appropriate questions from stockholders.

## WHAT VOTE IS REQUIRED TO APPROVE THIS PROPOSAL?

Approval of this proposal requires the affirmative vote of a majority of the shares present and entitled to vote on the proposal. If the appointment of EY is not ratified, the Audit Committee will reconsider the appointment.

**FOR**   The Audit and Finance Committee recommends you vote **FOR** the ratification of the appointment of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm for fiscal year 2019.

# Item 3: Advisory Approval of Executive Compensation



## What am I Voting On?

**Stockholders are being asked to vote on the following advisory resolution:**

**RESOLVED, that the stockholders approve the compensation of ConocoPhillips' Named Executive Officers as described in the "*Compensation Discussion and Analysis*" section and in the tabular disclosures regarding Named Executive Officer compensation (together with the accompanying narrative disclosures) in this Proxy Statement.**

ConocoPhillips is providing stockholders with the opportunity to vote on an advisory resolution, commonly known as "Say on Pay," considering approval of the compensation of ConocoPhillips' Named Executive Officers.

The Human Resources and Compensation Committee, which is responsible for the compensation of our executive officers, has overseen the development of a compensation program designed to attract, retain, and motivate executives who enable us to achieve our strategic and financial goals. The *"Compensation Discussion and Analysis"* and the tabular disclosures regarding Named Executive Officer compensation, together with the accompanying narrative disclosures, explain the trends in compensation and application of our compensation philosophies and practices for the years presented.

The Board believes that ConocoPhillips' executive compensation program aligns the interests of our executives with those of our stockholders. Our compensation program is guided by the philosophy that ConocoPhillips' ability to responsibly deliver energy and provide sustainable value is driven by superior individual performance. The Board believes we must offer competitive compensation to attract and retain experienced, talented, and motivated employees. In addition, the Board believes employees in leadership roles within the organization are motivated to perform at their highest levels when performance-based pay constitutes a significant portion of their compensation. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are aligned with company and individual performance, are appropriate in value, and have benefited ConocoPhillips and its stockholders.

### WHAT IS THE EFFECT OF THIS RESOLUTION?

Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee and the Board will take the outcome of the vote into account when considering future executive compensation arrangements.

### WHAT VOTE IS REQUIRED TO APPROVE THIS PROPOSAL?

Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal.

**FOR**    The Board recommends you vote **FOR** the advisory approval of the compensation of ConocoPhillips' Named Executive Officers.

# Role of the Human Resources and Compensation Committee

## Authority and Responsibilities

The Human Resources and Compensation Committee (the "HRCC") is responsible for providing independent, objective oversight for ConocoPhillips' executive compensation programs, and for determining the compensation of our Senior Officers. Our internal guidelines define a Senior Officer as an employee who is a senior vice president or higher, any executive who reports directly to the CEO, or any other employee considered an officer under Section 16(b) of the Securities Exchange Act of 1934. As of December 31, 2018, ConocoPhillips had 16 active Senior Officers. In addition, the HRCC acts as administrator of the compensation programs and certain of the benefit plans for Senior Officers and as an avenue of appeal for current and former Senior Officers disputing compensation or certain benefits. Finally, the HRCC assists the Board in overseeing the integrity of ConocoPhillips' executive compensation practices and programs described in the *"Compensation Discussion and Analysis"* beginning on page 48.

A complete listing of the authority and responsibilities of the HRCC is set forth in the written charter adopted by the Board and last amended on December 7, 2018, which is available on our website at *www.conocophillips.com* under *"Investors > Corporate Governance."*

## Members

The HRCC currently consists of six members. All members must meet the independence requirements for "non-employee" directors under the Securities Exchange Act of 1934, for "independent" directors under the NYSE listing standards, and for "outside" directors under the Internal Revenue Code. The members of the HRCC and the member to be designated as Chair are reviewed and recommended annually by the Committee on Directors' Affairs to the full Board.

## Meetings

The HRCC holds regularly scheduled meetings in association with each regular Board meeting and meets by teleconference between such meetings as necessary. In 2018, the HRCC had eight meetings. The HRCC reserves time at each regularly scheduled meeting to review matters in executive session with no members of management or management representatives present except as specifically requested by the HRCC. Additionally, the HRCC meets with the Lead Director at least annually to evaluate the performance of the CEO. More information regarding the HRCC's activities at such meetings appears in the *"Compensation Discussion and Analysis"* beginning on page 48.

## Continuous Improvement

| | |
|---|---|
| **The HRCC is committed to a process of continuous improvement in exercising its responsibilities. To that end, the HRCC:** | > Routinely receives training regarding best practices for executive compensation;<br><br>> With the assistance of management and consultants, independent compensation consultants, and, when deemed appropriate, independent legal counsel, regularly reviews its responsibilities and governance practices in light of ongoing changes in the legal and regulatory arena and trends in corporate governance;<br><br>> Annually reviews its charter and proposes any desired changes to the Board;<br><br>> Annually conducts an assessment of its performance that evaluates the effectiveness of its actions and seeks ideas to improve its processes and oversight; and<br><br>> Regularly reviews and assesses whether our executive compensation programs are having the desired effects without encouraging an inappropriate level of risk. |

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of the compensation of our Named Executive Officers ("NEOs") and describes the objectives and principles underlying ConocoPhillips' executive compensation programs, the compensation decisions we have recently made under those programs, and the factors we considered in making those decisions.

**In 2018, our NEOs included Ms. Janet Langford Carrig[1] and the following NEOs who were active at December 31, 2018:**

**Ryan M. Lance**
Chairman and Chief Executive Officer

**Donald E. Wallette, Jr.**
Executive Vice President and Chief Financial Officer

**Matthew J. Fox**
Executive Vice President and Chief Operating Officer

**Alan J. Hirshberg[2]**
Executive Vice President, Production, Drilling, and Projects

**Kelly B. Rose[1]**
Senior Vice President, Legal, General Counsel, and Corporate Secretary

[1] On February 14, 2018, Janet Langford Carrig announced her decision to retire as Senior Vice President, Legal, General Counsel, and Corporate Secretary of ConocoPhillips. Ms. Carrig remained in her position as Senior Vice President, Legal, General Counsel, and Corporate Secretary until her successor, Kelly B. Rose, was appointed on September 4, 2018 and, following that, remained a Senior Vice President to provide support during the transition of her responsibilities until her retirement effective October 1, 2018.

[2] On October 31, 2018, Alan J. Hirshberg announced his decision to retire as Executive Vice President, Production, Drilling, and Projects of ConocoPhillips. Mr. Hirshberg remained in his position as Executive Vice President, Production, Drilling, and Projects until January 1, 2019.

> **Our executive compensation philosophy is focused on linking pay with performance. It is designed to reflect appropriate governance practices, align with the needs of our business, and maintain a strong link between executive pay and successful execution of our strategy.**

**For an overview of ConocoPhillips and our operations, see page 5 of our *Proxy Summary***

**TABLE OF CONTENTS**

| | |
|---|---|
| Executive Overview | 49 |
|    2018 Compensation Program Structure | 49 |
|    2018 Say on Pay Vote Result, Stockholder Engagement, and Board Responsiveness | 50 |
|    Continued Strong Execution of our Value Proposition in 2018 | 52 |
|    Executive Compensation – Strategic Alignment | 54 |
|    Pay for Performance | 55 |
|    2018 Compensation Metric Highlights | 55 |
| Philosophy and Principles of our Executive Compensation Program | 56 |
| Components of Executive Compensation | 56 |
| Process for Determining Executive Compensation | 58 |
| 2018 Executive Compensation Analysis and Results | 67 |
| Other Executive Compensation and Benefits | 75 |
| Executive Compensation Governance | 76 |

# Executive Overview

## 2018 COMPENSATION PROGRAM STRUCTURE

Each year the HRCC, advised by its independent compensation consultant and informed by feedback from stockholders, undertakes a rigorous process to set and review executive compensation. The HRCC believes a substantial portion of our executive compensation should be equity-based and focused on rewarding long-term performance and furthermore, that this approach most closely aligns the interests of our top executives with those of our stockholders.

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex company like ConocoPhillips. The following chart summarizes the principal components of our executive compensation program and the performance drivers of each element.

| 2018 Element of Pay | Overview | Key Benchmarks/Performance Measures |
|---|---|---|
| **Annual** | | |
| **Salary** | Fixed cash compensation to attract and retain executives and balance at-risk compensation<br><br>Range: Salary grade minimum / maximum | > Benchmarked to compensation reference group median; adjusted for experience, responsibility, performance, and potential |
| **Variable Cash Incentive Program ("VCIP")** | Variable annual cash compensation to motivate and reward executives for achieving annual goals and strategic milestones that are critical to our strategic priorities<br><br>Range: 0% - 200% of target for corporate performance, plus/minus individual adjustments | > Health, Safety, and Environmental (**20%**)<br>> Operational (**20%**)<br>> Financial — Relative Adjusted ROCE/CROCE (**20%**)<br>> Strategic Milestones (**20%**)<br>> Relative TSR (**20%**)<br>> Measured over a one-year performance period and aligned with our strategic priorities |
| **Long-Term Incentive Program ("LTIP")** | | |
| **Performance Share Program ("PSP")** (65% of LTIP)[1] | Variable long-term equity-based compensation to motivate and reward executives for achieving multi-year strategic priorities<br><br>Granted at beginning of three-year performance period with final cash payout following the conclusion of the performance period based on HRCC assessment of progress toward pre-established corporate performance metrics and stock price on the settlement date<br><br>Range: 0% - 200% of target, inclusive of corporate performance adjustments | > Relative TSR (**50%**)[2]<br>> Financial – Relative Adjusted ROCE/CROCE (**30%**)[2]<br>> Strategic Objectives (**20%**)[2]<br>> Measured over a three-year performance period and aligned with our strategic priorities<br>> Stock price |
| **Executive Restricted Stock Unit Program** (35% of LTIP)[1] | Long-term equity-based compensation designed to encourage executive retention while incentivizing absolute performance that is aligned with stockholder interests<br><br>Annual award settles in cash on 3rd anniversary of grant date based on the stock price on the settlement date<br><br>Range: 0% - 100% of target | > Stock price<br>> Vest in three years |

[1] Effective with equity grants in 2018, the HRCC approved replacing stock options with three-year, time-vested restricted stock units at a weight of 35% and increasing the weighting of performance shares to 65%.

[2] Effective with performance share programs commencing in 2019, the HRCC approved adjusting the PSP measures by eliminating the Strategic Objectives performance measure and increasing the weighting of relative TSR from 50% to 60% and Financial – Relative Adjusted ROCE/CROCE from 30% to 40%. This change eliminates discretion for determining payouts under the LTIP, which will now be determined solely on a formulaic basis.

## 2018 SAY ON PAY VOTE RESULT, STOCKHOLDER ENGAGEMENT, AND BOARD RESPONSIVENESS

ConocoPhillips regularly engages in dialogue with stockholders to continue to reinforce our understanding of stockholder views regarding our compensation programs. The Board and the HRCC value these discussions and also encourage stockholders to provide feedback about our executive compensation programs as described on page 16 under "*Communications with the Board of Directors*."

### Strong Say On Pay Support In 2018

Though our executive compensation programs had historically received strong stockholder support (averaging over 90 percent in the three years prior to 2017), following the challenging conditions of the industry downturn, stockholders expressed concern about the complexity of our compensation programs and related disclosures in our 2017 Say on Pay vote, which failed to receive majority support. As a result, in 2017 and 2018, we undertook an extensive stockholder engagement effort and the HRCC conducted a thorough review of our compensation programs in order to determine how best to respond to stockholders.

We were pleased with the results of the 2018 Say on Pay vote, which received support of stockholders representing **more than 92%** of our outstanding stock. We remain committed to ongoing dialogue with stockholders and other stakeholders to obtain their input on key matters and inform our management and Board about the issues that our stockholders tell us matter most to them.

### Stockholder Engagement In 2018

Aligned with our commitment to ongoing stockholder engagement, ConocoPhillips formed a Governance Leadership Team, which is an engagement team comprised of management and internal subject-matter experts on strategy, governance, compensation, compliance, human capital management, and environmental and social issues, to lead a comprehensive, year-round stockholder engagement program.

The Governance Leadership Team that spearheaded our 2018 outreach efforts consisted of the following members of ConocoPhillips management: Ellen R. DeSanctis, Vice President, Investor Relations and Communications; James D. McMorran, Vice President, Human Resources and Real Estate and Facilities Services; Heather Sirdashney, General Manager, Human Resources; Brian Pittman, General Manager, Compensation and Benefits; Shannon B. Kinney, Deputy General Counsel, Governance, Corporate, and Commercial and Chief Compliance Officer; Lloyd Visser, Global Head, Sustainable Development; and James Viray, Director, Stakeholder Engagement & Social Responsibility. In some instances, our HRCC Chair, Robert A. Niblock, also participated in the stockholder meetings. In these meetings, we discussed our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability.

### By the Numbers: Stockholder Engagement in Spring and Fall 2018

We contacted our top 50 stockholders representing over:



**50%** of our shares outstanding

Management and, in some instances, our HRCC Chair, Robert A. Niblock, held meetings with stockholders representing approximately:



**35%** of our shares outstanding

Matters discussed during these meetings included our strategy and value proposition, corporate governance, executive compensation, human capital management, culture, climate change, and sustainability.

In 2018, the feedback received from our stockholders was overwhelmingly positive. Stockholders commended the changes to our compensation programs as being very responsive to stockholder concerns previously expressed and appreciated the improved disclosures regarding our programs.

**Stockholders were generally very satisfied with the level of disclosure in our proxy statement in 2018**.

## Changes for 2018 and 2019

Our pay programs continually evolve to incorporate stockholder feedback, market best practices, and performance and retention considerations. Additionally, we strive to continue to clarify and simplify our compensation-related disclosure while providing thorough and meaningful details of our process. We have made the following changes to our pay programs and disclosure:

**2018 Changes**:

> Increased transparency around targets and results for our annual and long-term incentive programs (see pages 67-74)

> Expanded our compensation peer selection to include broader general industry companies that are more comparable in terms of size and scale, as well as other energy companies. The 2018 compensation reference group provided the HRCC with more statistically robust market pay data (see pages 60-62)

> Replaced stock options with time-vested restricted stock units to balance risk, retention, and dilution

> Increased the weighting of performance shares from 60 percent to 65 percent and assigned a weight of 35 percent to the time-vested restricted stock units

**2019 Changes**:

> Effective with performance share programs commencing in 2019, eliminated the Strategic Objectives performance measure from PSP and increased the weighting of relative TSR from 50% to 60% and relative Financial metrics (Adjusted ROCE/CROCE) from 30% to 40%

> **This change eliminates discretion for determining payouts under the LTIP, which will now be determined solely on a formulaic basis.**

## CONTINUED STRONG EXECUTION OF OUR VALUE PROPOSITION IN 2018

In late 2016, ConocoPhillips launched a unique value proposition aimed at **delivering superior returns to stockholders through price cycles.** The value proposition is based on a view that our business, while opportunity-rich, is also mature, capital intensive, and cyclical. To succeed, it is necessary to maintain a strong balance sheet, grow distributions to owners and exercise capital discipline. Our value proposition is underpinned by these principles, as well as the following clear strategic priorities that specified how cash flows from the business were to be allocated in 2018:

| 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|
| Invest enough capital to sustain production and pay existing dividend; | Grow dividend annually; | Reduce debt and target 'A' credit rating; | Pay out 20 to 30 percent of cash from operations to stockholders annually; and | Disciplined investment to expand cash from operations. |

Over the past two years, we have taken numerous actions to achieve our priorities and improve the underlying quality of our business. We have significantly lowered our sustaining price and strengthened our balance sheet. We have grown our resource base with a cost of supply less than $40 per barrel West Texas Intermediate. We have delivered competitive per share growth, not chased absolute growth. We returned a distinctive payout of cash flows to stockholders, kept our costs in check, and generated among the most competitive financial returns in the business. In late 2018, we recommitted to our strategic priorities and increased our target payout to stockholders to greater than 30 percent of cash from operations from 20-30 percent. We no longer think of our value proposition as merely disciplined, we view it as the new order.

Following a successful year in 2017, ConocoPhillips achieved several important milestones in 2018, as shown below:

### 2018 Highlights

| Strategy | Financials | Operations | Portfolio |
|---|---|---|---|
| > Delivered on priorities<br>> Achieved 12.6% ROCE[5]<br>> Increased dividend 15%<br>> Achieved $15B debt target 18 months ahead of plan<br>> Executed $3B of buybacks; increased total authorization to $15B<br>> Returned ~35% of CFO[1] to stockholders | > $6.3B earnings, $5.32 EPS; $5.3B adjusted earnings[5], $4.54 adjusted EPS[5]<br>> $12.9B cash provided by operating activities, $12.3B CFO[1]; $5.5B free cash flow[5]<br>> Ending cash[2] of $6.4B<br>> Rated single "A" by three major credit rating agencies<br>> Reached settlement to fully recover ~$2B PDVSA ICC award; recognized >$0.4B | > Safely executed capital program scope<br>> Delivered underlying production growth of 18% on a per debt-adjusted share[3] basis<br>> Grew Lower 48 Big 3 production by 37%<br>> Achieved planned project startups in Alaska, UK, Norway & China; sanctioned GMT-2 | > Completed high-value acquisitions in Alaska<br>> Progressed exploration/ appraisal in Alaska, Montney, LA Austin Chalk<br>> Generated $1.1B of disposition proceeds<br>> 147% total reserve replacement; 109% organic replacement[4]<br>> Grew low-CoS resource base, with <$30/BBL CoS average[5] |

[1] 2018 cash provided by operating activities is $12.9B. Excluding operating working capital change of $0.6B, cash from operations is $12.3B. Cash from operations ("CFO") is a non-GAAP measure and is further defined on Appendix A.

[2] Ending cash includes cash, cash equivalents, and restricted cash totaling $6.2B and short-term investments of $0.2B. Restricted cash is $0.2B.

[3] Production per debt-adjusted share growth is calculated on an underlying production basis using ending period debt divided by ending share price plus ending shares outstanding. Underlying production excludes Libya and the impact of closed asset dispositions and acquisitions.

[4] Reserve replacement is a ratio representing the change in proved reserves, net of production, divided by current year production. Organic reserve replacement is a ratio representing the change in proved reserves, net of production and excluding acquisitions and dispositions, divided by current year production.

[5] Return on capital employed ("ROCE"), adjusted earnings, adjusted EPS and free cash flow are non-GAAP measures. Further information related to these measures as well as reconciliations to the nearest GAAP measure are included on Appendix A. Cost of supply ("CoS") is the West Texas Intermediate equivalent price that generates a 10 percent return on a point forward and fully-burdened basis.

Importantly, we delivered these milestones while operating safely and continuing to focus on sustainability. We maintained our ongoing practice of engaging with stockholders throughout 2018 and received consistent feedback that our disciplined, returns-focused strategy is the right one for our business.

Since launching our updated value proposition, the market has responded favorably to our approach to the business. This was evidenced by our differential 2018 TSR relative to our performance peers, the broad energy sector, and the S&P 500 index.

The chart below shows our TSR relative to our performance peers and the S&P 500 index for 2018. For the year ended December 31, 2018, TSR was 15.6 percent.

## Total Shareholder Return*: Year-End 2017 Through Year-End 2018

**COP Stock Price**

| | |
|---|---|
| December 29, 2017 | $54.89 |
| December 31, 2018 | $62.35 |



| | | |
|---|---|---|
| Integrated Peer Average: | **-8.1%** | ■ Integrateds |
| Total Peer Average: | **-16.7%** | |
| Independent Peer Average: | **-25.4%** | ■ Independents |

\* TSR in this chart is calculated using the closing price on December 29, 2017 and the closing price on December 31, 2018 and assumes common stock dividends paid during the stated period are reinvested.

See page 5 of the *Proxy Summary* for an overview of ConocoPhillips' operations, size, scope, and complexity.

## EXECUTIVE COMPENSATION – STRATEGIC ALIGNMENT

Our executive compensation programs are designed to align compensation with ConocoPhillips' disciplined, returns-focused strategy and with the long-term interests of our stockholders. Our goal to deliver superior returns to stockholders through price cycles is tied to the five strategic cash flow allocation priorities discussed under *"Continued Strong Execution of our Value Proposition in 2018"* beginning on page 52. Our compensation metrics are directly tied to our strategic priorities, which provide comprehensive and integrated support for our value proposition.



| VCIP Weight | PSP Weight | Executive Compensation Metrics |
|---|---|---|
| 20% | | **Health, Safety, and Environmental ("HSE")**<br>• Total Recordable Rate ("TRR")<br>• Process Safety Events |
| 20% | | **Operational**<br>• Production<br>• Operating & Overhead Costs<br>• Capital<br>• Operational Milestones |
| 20% | 30% | **Financial**<br>• Adjusted ROCE – Return on Capital Employed<br>• Adjusted CROCE – Cash Return on Capital Employed |
| 20% | | **Strategic**<br>**Milestones (VCIP)**<br>• Production / Year-end Debt Adjusted per Share CAGR >10%<br>• Year-end debt target of $17.5B<br>• Return at least 20-30% of CFO to stockholders |
| | 20% | **Objectives (PSP)**<br>• Reset the strategy and position for long-term success<br>• Reduce cost of supply and advance strategy for organic resource development and exploration<br>• Controllable Cost/BOE (improvement relative to peers)<br>• Improve three-year HSE performance |
| 20% | 50% | **Total Shareholder Return** |

**Alignment With**

**Strategic Cash Flow Allocation Priorities**

**1 Low Sustaining Capital**
Invest enough capital to sustain production and pay existing dividend

**2 Grow Dividend**
Grow dividend annually

**3 Reduce Debt**
Reduce debt and target 'A' credit rating

**4 Stockholder Payout**
Pay out 20-30 percent of cash from operations to stockholders annually

**5 Disciplined Investment**
Disciplined investment to expand cash from operations

**Delivers Value Proposition**

ConocoPhillips
**Superior Returns to Stockholders Through Price Cycles**

VCIP - Variable Cash Incentive Program

PSP - Performance Share Program

## PAY FOR PERFORMANCE

Our executive compensation programs closely tie pay to performance that advances our strategic priorities. As shown below, approximately 89% of the CEO's 2018 target pay and approximately 84% of the other NEOs' 2018 target pay was performance-based, with stock-based, long-term incentives making up the largest portion of performance-based pay.



### 2018 Target Compensation for CEO



### 2018 Average Target Compensation for Other NEOs



## 2018 COMPENSATION METRIC HIGHLIGHTS

Executive compensation in 2018 reflects performance during both our short- and long-term incentive program periods. Performance highlights in 2018 include:

| | | |
|---|---|---|
| **HSE**<br>Maintained lowest workforce TRR on record; achieved top-quartile safety performance and recognized as HSE industry leader | **Operational**<br>Exceeded Production target by 2% and achieved Operating and Overhead Costs target | **Financial**<br>Ranked 2nd on Adjusted ROCE/3rd on Adjusted CROCE based on absolute improvement relative to performance peers |
| **Strategic Milestones**<br>Exceeded stockholder distributions target – distributed ~35% of CFO to stockholders; exceeded debt reduction target – achieved $15B by year-end, 18 months ahead of schedule; delivered underlying production growth of 18% on a per debt-adjusted share basis – significantly exceeding target | **TSR***<br>Ranked 1st overall; significantly outperformed all performance peers and the S&P 500 | |

*Consistent with market practice, measuring TSR performance for compensation purposes is based on a 20-trading day simple average prior to the beginning of a period of time and a 20-trading day simple average prior to the end of the stated period and assumes common stock dividends paid during the stated period are reinvested.*

See "*Continued Strong Execution of our Value Proposition in 2018*" on page 52 and "*Process for Determining Executive Compensation*" beginning on page 58 for a description of how our executive compensation metrics are designed to align compensation with ConocoPhillips' disciplined, returns-focused strategy. Also see "*2018 Executive Compensation Analysis and Results*" beginning on page 67 for a discussion and analysis of payout decisions.

# Philosophy and Principles of our Executive Compensation Program

| **Our Goals** | Our goals are to attract, retain, and motivate high-quality employees and to maintain high standards of principled leadership so we can responsibly deliver energy to the world and provide sustainable value for our stakeholders, now and in the future. |
|---|---|
| **Our Philosophy – Pay for Performance** | **We believe that:** <br><br> > Our ability to responsibly deliver energy and provide sustainable value is driven by superior individual performance; <br><br> > A company must offer competitive compensation to attract and retain experienced, talented, and motivated employees; <br><br> > Employees in leadership roles are motivated to perform at their highest levels when performance-based pay is a significant portion of their compensation; and <br><br> > The use of judgment by the HRCC plays an important role in establishing increasingly challenging corporate performance criteria to align executive compensation with company performance. |
| **Our Strategic Principles** | **To achieve our goals, we implement our philosophy through the following principles:** <br><br> > Establish target compensation levels that are competitive with the companies that we compete against for executive talent; <br><br> > Create a strong link between executive pay and successful execution of our strategy; <br><br> > Encourage prudent risk-taking by our executives; <br><br> > Motivate performance using compensation to reward specific individual accomplishments; <br><br> > Retain talented individuals; <br><br> > Maintain flexibility to better respond to the cyclical energy industry; and <br><br> > Integrate all elements of compensation into a comprehensive package that aligns goals, efforts, and results throughout the organization. |

# Components of Executive Compensation

The four primary elements of our executive compensation program are designed to provide a target total value for compensation that is competitive with our peers and attracts and retains the talented executives necessary to manage a large and complex organization such as ConocoPhillips.

## BASE SALARY

Base salary is a central component of compensation for all of our salaried employees. Management, with the assistance of Mercer, its outside compensation consultant, thoroughly examines the scope and complexity of jobs throughout ConocoPhillips and benchmarks the competitive compensation practices for such jobs. As a result of this work, management has developed a compensation structure that assigns all positions specific salary grades. For our executives, the base salary midpoint increases as the salary grade increases, but at a lesser rate than increases in overall target incentive compensation percentages. The result is a higher percentage of at-risk compensation as an executive's salary grade rises.

Base salary is important to give employees financial stability for personal planning purposes. There are also motivational and reward aspects to base salary, as base salary can be changed to account for considerations such as assigned roles, responsibilities and duties, experience, individual performance, and time in position. We set base salaries to be competitive within our compensation reference group and *Fortune* 50-150 Industrials, taking into account responsibilities and duties, individual performance, and time in position. See "*Process for Determining Executive Compensation—Peers and Benchmarking*" beginning on page 60 for a discussion of our position benchmarking exercise.

## PERFORMANCE-BASED PAY PROGRAMS

### Annual Incentive

All of our employees throughout the world—not only our executives—participate in our annual incentive program, called the Variable Cash Incentive Program ("VCIP"). It is our primary vehicle for recognizing company, business unit, and individual performance for the prior year. We believe that having an annual "at risk" compensation element gives all employees a financial stake in the achievement of our business objectives and motivates them to use their best efforts to ensure the achievement of those objectives. We also believe that all participating employees can have the opportunity to establish and achieve their specified goals within one year.

The base VCIP award is weighted equally for corporate and business unit performance for most employees, but the Executive Leadership Team, which includes the NEOs, only participates in the corporate performance component. See *"Process for Determining Executive Compensation—Performance Criteria"* beginning on page 63 for details regarding performance criteria. The HRCC has discretion to adjust base awards up or down depending on individual performance. For all NEOs other than the CEO, this decision is based on the input of the CEO, and, for the CEO, this is based on the HRCC's evaluation of the CEO, conducted jointly with the Lead Director.

### Long-Term Incentives

Historically, our primary long-term incentive compensation programs for executives were the Performance Share Program ("PSP") and the Stock Option Program. In 2017, in response to stockholder feedback and consistent with market trends, the HRCC approved replacing stock options with three-year, time-vested restricted stock units under the Executive Restricted Stock Unit Program effective with equity grants made in 2018. In addition, the HRCC increased the weighting of the long-term incentive award in the form of performance-based restricted stock units under the PSP from 60 percent to 65 percent and assigned a weight of 35 percent to the Executive Restricted Stock Unit Program. Approximately 55 of our current employees participate in these programs.

#### Performance Share Program

The PSP rewards executives based on ConocoPhillips' performance over a three-year period. Each year, the HRCC establishes performance metrics and targets for a new three-year performance period. Thus, performance results in any given year are considered in three overlapping performance periods. Use of a multi-year performance period helps to focus management on longer-term results. PSP award targets are set in shares at the beginning of the performance period, and actual cash payouts based on the HRCC's evaluation of performance are calculated using our stock price after the conclusion of the three-year program. Thus, the value of the performance shares is tied to stock price performance throughout the performance period.

Targets for participants whose salary grades are changed during a performance period are prorated. Changes in salary not accompanied by a change in salary grade do not affect the existing targets.

At the end of the performance period, the final award may not exceed 200% of the initial award. The final award is determined by the HRCC following several detailed reviews of company performance. Final awards are based on the HRCC's evaluation of ConocoPhillips' performance relative to the pre-established performance metrics and targets (discussed under *"Process for Determining Executive Compensation—Performance Criteria"*). The HRCC reviews and determines compensation for the CEO and considers input from the CEO with respect to the other NEOs.

In December 2018, the HRCC approved additional changes to the PSP. Effective with performance share programs commencing in 2019, the Strategic Objectives performance measure will be eliminated from PSP and the weighting of relative TSR will increase from 50% to 60% and relative Financial metrics (Adjusted ROCE/CROCE) from 30% to 40%. **This change eliminates discretion for determining payouts under the LTIP, which will now be determined solely on a formulaic basis.**

#### Executive Restricted Stock Unit Program

Effective in 2018, in response to stockholder feedback and consistent with market trends, the HRCC implemented the Executive Restricted Stock Unit Program. Like the PSP and Stock Option Program, the Executive Restricted Stock Unit Program is designed to reward our executive officers for long-term share performance and encourage executive retention while incentivizing absolute performance that is aligned with stockholder interest. The units vest three years following the date of grant, which is competitive with industry peers, and are settled in cash.

The combination of the PSP and the Executive Restricted Stock Unit Program, along with our Stock Ownership Guidelines described under *"Executive Compensation Governance—Alignment of Interests—Stock Ownership and Holding Requirements"* on page 76, provides a comprehensive package of long-term compensation incentives for our executives that align their interests with those of our long-term stockholders.

### Stock Option Program

In December 2017, the HRCC approved replacing stock options with time-vested restricted stock units effective with equity grants made in 2018. The practice under the Stock Option Program was to set option exercise prices no lower than the fair market value of ConocoPhillips stock at the time of the grant. Because an option's value is derived solely from an increase in our stock price, options only reward recipients if the value of our stock appreciates. Options granted in 2016 and 2017 have three-year vesting provisions and are exercisable for a period of ten years following the grant date in order to incentivize our executives to increase ConocoPhillips' stock price over the long term.

### Off-Cycle Awards

ConocoPhillips may make awards outside the PSP or the Executive Restricted Stock Unit Program. Currently, off-cycle awards are generally granted to certain incoming executives for one or more of the following reasons: (1) to induce an executive to join ConocoPhillips (occasionally replacing compensation the executive will lose by leaving the prior employer); (2) to induce an executive of an acquired company to remain with ConocoPhillips for a certain period of time following the acquisition; or (3) to provide a pro rata equity award to an executive who joins ConocoPhillips during an ongoing performance period that the executive is ineligible to participate in under the standard PSP or Executive Restricted Stock Unit Program provisions. In these cases, the HRCC has sometimes approved a shorter period for restrictions on transfers of restricted stock units than those issued under the PSP or Executive Restricted Stock Unit Program. Any off-cycle awards to Senior Officers must be approved by the HRCC.

## Process for Determining Executive Compensation

Our executive compensation programs take into account market-based compensation for executive talent; internal pay equity among our employees; ConocoPhillips' past practices; corporate, business unit, and individual results; and the talents, skills, and experience that each individual executive brings to ConocoPhillips. Our NEOs each serve without an employment agreement. All compensation for these officers is set by the HRCC as described below.

### RISK ASSESSMENT

ConocoPhillips has considered the risks associated with each of its executive and broad-based compensation programs and policies. As part of the analysis, we considered the performance measures we use, as well as the different types of compensation, varied performance measurement periods, and extended vesting schedules utilized under each incentive compensation program. As a result of this review, management concluded the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on ConocoPhillips. As part of the Board's oversight of ConocoPhillips' risk management programs, the HRCC conducts a similar review with the assistance of its independent compensation consultant. The HRCC agrees with management's conclusion that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on ConocoPhillips.

## HUMAN RESOURCES AND COMPENSATION COMMITTEE

The HRCC annually reviews and determines compensation for the CEO and for each of the NEOs. This comprehensive process begins in February, when performance targets and target compensation are established, and continues through the following February, when final incentive program payouts are determined. During this annual process, illustrated in the diagram below, the HRCC makes critical decisions on competitive compensation levels; program design; performance targets; corporate, business unit, and individual performance; and appropriate pay adjustments necessary to reflect short- and long-term performance.

Compensation decisions reflect input from the HRCC's independent consultant and ConocoPhillips' consultant, stockholders, and management. Among other things, the HRCC considers annual benchmark data provided by the consultants, dialogue with our largest stockholders, and four in-depth management reviews of ongoing corporate performance. This comprehensive and rigorous process allows the HRCC to make informed decisions and adjust compensation positively or negatively, although VCIP, PSP, and Executive Restricted Stock Unit awards may never exceed 250 percent, 200 percent, and 100 percent of the initial award, respectively.

### HRCC ANNUAL COMPENSATION CYCLE



**July**
- > **First Performance Review**
- > Independent third-party benchmarks CEO pay and reviews market trends

**October**
- > Compensation program risk analysis
- > Review market best practices and initial program design concept
- > Initial stockholder outreach

**December**
- > Stockholder feedback shared with HRCC/Board
- > Program design approved
- > **Second performance review**

**January-March**
- > **Third and fourth performance reviews**
- > Independent third-party review of peer target compensation and payouts
- > Approve incentive payouts
- > Approve performance targets and target compensation

**May**
- > Stockholder outreach; feedback shared with the HRCC/Board
- > Annual stockholder vote

## MANAGEMENT

ConocoPhillips' Human Resources department supports the HRCC in the execution of its responsibilities and manages the development of the materials for each committee meeting, including market data, individual and company performance metrics, and compensation recommendations. The CEO considers performance and makes individual recommendations to the HRCC on base salary, annual incentive, and long-term equity compensation with respect to Senior Officers, including all NEOs other than himself. The HRCC reviews, discusses, modifies, and approves, as appropriate, these recommendations. No member of the management team, including the CEO, has a role in determining his or her own compensation.

## COMPENSATION CONSULTANTS

The HRCC has the sole authority to retain and terminate a compensation consultant to assist in the evaluation of the compensation of the CEO and the Senior Officers and has sole authority to approve such consultant's fees and other retention terms. Similarly, the HRCC has authority to retain, terminate, and obtain advice and assistance from external legal, accounting, or other advisors and consultants.

The HRCC retained FW Cook to serve as its independent executive compensation consultant in 2018. The HRCC has adopted specific guidelines for its outside compensation consultants, which (1) require that work done by such consultants other than at the direction of the HRCC be approved in advance by the HRCC; (2) require the HRCC to conduct a review to determine if it is advisable to replace the independent consultant after a period of five years; and (3) prohibit ConocoPhillips from employing any individual who worked on our account for a period of one year after that individual leaves the employ of the independent consultant. FW Cook has provided an annual attestation of its compliance with our guidelines.

Separately, management retained Mercer to, among other things, assist it in compiling compensation data, conducting analyses, providing consulting services, and supplementing internal resources for market analysis.

The HRCC considered whether any conflict of interest exists with either FW Cook or Mercer in light of SEC rules. The HRCC assessed the following factors relating to each consultant in its evaluation: (1) other services provided to us by the consultant; (2) fees paid by us as a percentage of the consulting firm's total revenue; (3) policies or procedures maintained by the consulting firm that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the HRCC; (5) any ConocoPhillips stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between our executive officers and the consulting firm or the individual consultants involved in the engagement. Both FW Cook and Mercer provided the HRCC with appropriate assurances addressing such factors. Based on this information, the HRCC concluded that the work of the consultants did not raise any conflict of interest. The HRCC also took into consideration all factors relevant to FW Cook's independence from management, including those specified in Section 303A.05(c) of the NYSE Listing Manual, and determined that FW Cook is independent and performs no other services for ConocoPhillips.

## PEERS AND BENCHMARKING

We compete for the best talent with our industry peers and with the broader market. Accordingly, the HRCC regularly reviews the market data, pay practices, and compensation ranges among both energy industry peers and general industry companies to ensure that we continue to offer competitive executive pay programs. Our peer groups are reviewed regularly by the HRCC and updated as appropriate. To properly benchmark compensation and measure performance, ConocoPhillips has two peer groups, a compensation reference group and a performance peer group. We source peer company data from compensation consultant surveys and public disclosures.

### Setting Target Compensation – Compensation Reference Group

#### Prior Compensation Peer Group and Methodology

As the world's largest independent E&P company based on production and proved reserves, we are uniquely positioned between the larger integrated companies and the smaller independent E&P companies in terms of size and scope. The HRCC's approach to setting target compensation since the spinoff in 2012 was to consider the average of the median target compensation of the integrated companies (BP, Chevron, ExxonMobil, Shell) and the independent companies (Anadarko, Apache, Devon, Marathon Oil, Occidental) in our prior compensation peer group. Averaging the medians was done to recognize ConocoPhillips' relative positioning between the integrateds and independents. The HRCC also validated the outcome with the *Fortune* 50-150 Industrials median. Mr. Lance has had the same target compensation since 2013, which the HRCC arrived at for that year based on the average of the medians methodology.

In recent years, the HRCC noticed significant volatility in the compensation peer group data as turnover of incumbent CEOs occurred. Given the challenges with a relatively small compensation peer group consisting of only nine oil and gas peers, in 2018, the HRCC worked with its independent consultant, FW Cook, to develop a broader compensation reference group that would serve as the source for market comparisons for CEO compensation, expanding our prior compensation peer group and replacing our average of the medians methodology.

## New Compensation Reference Group and Methodology

In 2018, the HRCC approved a new compensation reference group, which provides more statistically robust compensation data from companies with similar compensable factors, addresses the challenging E&P market dynamics that existed in the prior compensation peer group, and is responsive to stockholder feedback. The compensation reference group is made up of 12 energy industry companies and 12 similarly sized general industry companies that are comparable to ConocoPhillips in terms of size, scope, and compensable factors. This reference group was selected because the companies, as a whole, represent organizations of similar size, scale, complexity, and global reach as ConocoPhillips. Accordingly, in analyzing the appropriate composition of the reference group that would help inform 2018 target compensation decisions, the HRCC considered the following criteria:

(1)  companies with which we compete for business opportunities and executive talent;

(2)  companies with significant operations and capital investments, medium- and long-term project investment cycles, and complex global operations;

(3)  size, including revenues, assets, and market capitalization; and

(4)  industry focus, particularly companies in the energy industry.

---

### Compensation Reference Group

- > 3M Company
- > Bristol-Myers Squibb Company
- > Anadarko Petroleum Corporation*
- > Apache Corporation*
- > Caterpillar Inc.
- > Chevron Corporation*
- > Cummins Inc.
- > Devon Energy Corporation*

- > Exxon Mobil Corporation*
- > General Dynamics Corporation
- > Honeywell International Inc.
- > Halliburton Company*
- > Johnson & Johnson
- > Lockheed Martin Corporation
- > Marathon Oil Corporation*
- > Marathon Petroleum Corporation*

- > Merck & Co., Inc.
- > Northrop Grumman Corporation
- > Occidental Petroleum Corporation*
- > Phillips 66*
- > Pfizer Inc.
- > Raytheon Company
- > Schlumberger N.V.*
- > Valero Energy Corporation*

\* Energy industry companies

---

The data is used to assess the competitive market value for executive jobs, assess pay practices, validate targets for pay programs, test the compensation strategy, observe trends, and provide a general competitive foundation for decision making. Our compensation reference group had 2017 annual revenues ranging from $4.3 billion to $238.8 billion and median revenues of $31.3 billion (for 2017, we had revenues of $29.8 billion) and year-end 2017 market cap ranging from $14.3 billion to $375.3 billion and median market cap of $58.5 billion (for 2017, we had a market cap of $65.6 billion).

Mercer gathers and performs an analysis of market data for each NEO, comparing each of their individual components of compensation, as well as total compensation, to that of the compensation reference group. This competitive analysis consists of comparing the market data of each of the pay elements and total compensation at the 25th, 50th, and 75th percentiles of the compensation reference group to compensation for each of our NEOs. Total compensation for each NEO is structured to target market competitive pay levels at approximately the 50th percentile in base salary and short- and long-term incentive opportunities, taking into account responsibilities and duties, experience, individual performance, and time in

The chart below shows ConocoPhillips' percentile rank versus the compensation reference group for revenue and year-end market cap for 2017.



position. The HRCC's independent consultant, FW Cook, reviews and independently advises on the conclusions reached as a result of this benchmarking. In reviewing 2018 target compensation for the CEO, the HRCC considered the median target compensation of the new compensation reference group, which was approximately $16 million. Based on these factors, the HRCC made no changes to the CEO's 2018 target compensation.

### Measuring Performance—Performance Peer Group

Performance peers are those companies in our industry that we believe we can best measure performance by comparing financial and business objectives and opportunities. The HRCC believes our performance is best measured against both large independent E&P companies with diverse portfolios and the largest publicly-held, international, integrated oil and gas companies that we compete against in our business operations. Therefore, for our performance-based programs, the HRCC assessed our actual performance for a given period in comparison to the performance peer group.



The chart below shows ConocoPhillips' percentile rank versus the compensation reference group for target total direct compensation (TDC) and year-end market cap for 2017.

### Performance Peer Group

> Anadarko Petroleum Corporation

> Apache Corporation

> BP plc

> Chevron Corporation

> Devon Energy Corporation

> Exxon Mobil Corporation

> Marathon Oil Corporation

> Occidental Petroleum Corporation

> Royal Dutch Shell plc

> Total SA

## INTERNAL PAY EQUITY

We believe our compensation structure provides a framework for an equitable compensation ratio among our executives, with higher targets for jobs involving greater duties and responsibilities. Our compensation program is designed so that the individual target level rises as salary grade level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that an executive's actual total compensation as a multiple of the total compensation of his or her subordinates will increase in periods of above-target performance and decrease in times of below-target performance. The HRCC reviews the compensation of Senior Officers periodically to ensure the equitable compensation of officers with similar levels of responsibilities.

## DEVELOPING PERFORMANCE MEASURES

We believe our performance measures appropriately reflect the performance of ConocoPhillips consistent with our strategy as an independent E&P company. Specifically, the HRCC has approved a balance of metrics, some that measure performance relative to our peer group and some that measure progress in executing our strategic milestones and objectives. We have selected multiple metrics, as described herein, because we believe no single metric is sufficient to capture the performance we are seeking to drive. Moreover, reliance on any metric in isolation is unlikely to promote the well-rounded executive performance necessary to enable us to achieve long-term success. It is for this reason that metrics are assessed in tandem, rather than each with a separate weighting and threshold. The HRCC reassesses performance metrics periodically to confirm that they remain appropriate.

## SETTING INCREASINGLY CHALLENGING TARGETS

Targets for each metric are set in accordance with our rigorous internal budget. The HRCC believes that increasingly challenging performance metrics best assess ConocoPhillips' performance relative to its strategy as an independent E&P company. Increasingly challenging targets can mean year-over-year performance target increases for safety, efficiency, emission reductions, unit cost targets, and margins. However, it can also mean the same or lower performance targets, recognizing the changing commodity price environment. For example, delivering flat production targets following significant capital and operating cost reductions or establishing production targets below those set in prior years after significant asset dispositions would be considered "increasingly challenging."

## PERFORMANCE CRITERIA

We use corporate performance criteria in determining individual payouts for our NEOs. The HRCC considers all the elements described below before making a final determination. In response to stockholder feedback and consistent with our strategy and focus as an independent E&P company, the HRCC approved certain measures for VCIP and PSP and the weight assigned to each measure. This is reflected in the charts below.

### VCIP



| HSE 20% | Operational 20% | Financial 20% | Strategic Milestones 20% | TSR 20% |

### PSP



| TSR 50% | Financial 30% | Strategic Objectives 20% |

## Corporate Performance Criteria

We utilize multiple measures of performance in our compensation programs to ensure that no single aspect of performance is driven in isolation. The HRCC approved compensation metrics that are consistent with our strategic cash flow allocation priorities and, therefore, align with our goal to deliver superior returns to stockholders through price cycles. See "*Continued Strong Execution of our Value Proposition in 2018*" beginning on page 52 for a discussion of our value proposition and strategic priorities. The HRCC determines the ultimate payout of our programs based on how well ConocoPhillips achieves the targets set for these metrics. The compensation metrics and how they align with our strategic priorities and desired outcomes are described below.



| VCIP Weight | PSP Weight | Executive Compensation Metrics |
|---|---|---|
| 20% | | **Health, Safety, and Environmental ("HSE")**<br>• Total Recordable Rate ("TRR")<br>• Process Safety Events |
| 20% | | **Operational**<br>• Production<br>• Operating & Overhead Costs<br>• Capital<br>• Operational Milestones |
| 20% | 30% | **Financial**<br>• Adjusted ROCE – Return on Capital Employed<br>• Adjusted CROCE – Cash Return on Capital Employed |
| 20% | | **Strategic**<br>**Milestones (VCIP)**<br>• Production / Year-end Debt Adjusted per Share CAGR >10%<br>• Year-end debt target of $17.5B<br>• Return at least 20-30% of CFO to stockholders |
| | 20% | **Objectives (PSP)**<br>• Reset the strategy and position for long-term success<br>• Reduce cost of supply and advance strategy for organic resource development and exploration<br>• Controllable Cost/BOE (improvement relative to peers)<br>• Improve three-year HSE performance |
| 20% | 50% | **Total Shareholder Return** |

**Alignment With**

**Strategic Cash Flow Allocation Priorities**

**1 Low Sustaining Capital** — Invest enough capital to sustain production and pay existing dividend

**2 Grow Dividend** — Grow dividend annually

**3 Reduce Debt** — Reduce debt and target 'A' credit rating

**4 Stockholder Payout** — Pay out 20-30 percent of cash from operations to stockholders annually

**5 Disciplined Investment** — Disciplined investment to expand cash from operations

**Delivers Value Proposition**

ConocoPhillips **Superior Returns to Stockholders Through Price Cycles**

**VCIP - Variable Cash Incentive Program**

**PSP - Performance Share Program**

**Health, Safety, and Environmental (VCIP and PSP)**

Everything we do depends on safely executing our business plans and operating to high standards of HSE stewardship. We view this as our fundamental license to operate. We have a comprehensive HSE program across our entire company, which includes criteria for process and personal safety. We include relative Total Recordable Rate and absolute Process Safety Events in our compensation metrics to reinforce our commitment to be an industry leader in HSE, drive continuous HSE improvement, and provide accountability for HSE at all levels of the organization, including among our senior leaders.

Total Recordable Rate is a measure of the rate of recordable injury cases in a year. Process Safety Events refers to the control of process hazards in a facility with the potential to impact people, property, or the environment. This includes the prevention, control, and mitigation of unintentional releases of hazardous material or energy from primary containment. We invest significant resources and provide focused attention to continually improve our safety culture and performance across the entire company.

**Operational (VCIP only)**

As an E&P company, strong operational performance is essential for delivering on our commitments to stockholders. Our operational compensation metrics include absolute targets for Production, Capital, Operating and Overhead Costs, and Operational Milestones.

Our primary source of revenue and cash flow is the sale of our produced oil and gas. Therefore, we set an annual Production target, and we measure the achievement of production results against the approved target. Importantly, our annual Production target is tied to annual targets for Capital, Operating and Overhead Costs, and Operational Milestones. This is designed to ensure that we don't inadvertently incentivize actions, such as growing at all costs, that are misaligned with our strategic priorities. Effective capital and operating cost management also helps us achieve a low cost of supply portfolio in support of our returns-focused strategy. The Operational targets are also designed to create alignment within our workforce around delivering business plans while maintaining discipline. Our Operational Milestones are intended to drive a focus on key actions or decisions that support delivery of our plan.

**Financial (VCIP and PSP)**

The Financial metrics in our compensation programs strongly align with our returns-focused strategy and are core to delivering our value proposition of superior returns through cycles. Furthermore, based on observation and analysis, we believe that our Financial compensation metrics also strongly correlate to total shareholder returns and, thus, value creation for stockholders. We include adjusted ROCE and adjusted CROCE in both our VCIP and PSP programs to ensure that we maintain financial discipline and balance short- and long-term performance.

For VCIP and PSP, our Financial compensation metrics include adjusted ROCE and adjusted CROCE based on absolute improvement relative to peers. These are measured from third quarter to third quarter for the relevant period for VCIP and PSP since full-year peer data is not publicly available at the time the HRCC makes its annual assessment of performance.

Each of the Financial metrics are described in more detail below:

*Adjusted Return on Capital Employed ("ROCE")* – ROCE is an important metric for ensuring that ConocoPhillips is efficiently allocating capital. We believe that ROCE is a strong indicator of long-term share price performance, but it should also be included in short-term compensation metrics to reinforce discipline and a focus on profitability.

We adjust ROCE to remove the impact of non-operational results and special items that are unusual or nonrecurring. We calculate adjusted ROCE as follows:

| adjusted earnings *plus* after-tax interest expense *plus* minority interest |  | average capital employed (total equity *plus* total debt) |
|---|---|---|

***Adjusted Cash Return on Capital Employed ("CROCE")*** – Similar to adjusted ROCE, adjusted CROCE measures ConocoPhillips' performance in efficiently allocating capital. However, while adjusted ROCE is based on adjusted earnings, adjusted CROCE is based on cash flow. This is relevant because it measures the ability of our capital investments to generate and expand cash flow consistent with our value proposition. We also adjust CROCE to remove the impact of non-operational results and special items that are unusual or nonrecurring. We calculate adjusted CROCE as follows:

| adjusted earnings *plus* after-tax interest expense *plus* minority interest *plus* depreciation, depletion and amortization (DD&A) | ÷ | average capital employed (total equity *plus* total debt) |
|---|---|---|

### Strategic Milestones and Objectives (VCIP and PSP)

Delivering on our value proposition requires that we take actions and steward the business in ways that are not exclusively operational or financial in nature. Our Strategic Milestones and Objectives represent specific actions that are critical to implementing our strategy and aligning our workforce. Strategic Milestones are set annually for VCIP, and Objectives are included for each three-year PSP period. These metrics provide a direct link from our stated strategy to metrics in the compensation plans.

### Relative Total Shareholder Return (VCIP and PSP)

We believe our Operational and Financial measures and Strategic Milestones and Objectives have a strong, positive correlation to TSR in our sector. Thus, as we pursue these measures, we expect to achieve superior returns to stockholders; TSR is the best overall indicator of our success. By integrating compensation metrics with strategic priorities, we believe we are strongly aligned with stockholder interests across time periods and through cycles.

We believe it is important to include TSR in both VCIP and PSP because it is the most tangible, visible measure of the value we have created for stockholders during the relevant period. However, TSR has a stronger weighting in the PSP to more closely align with stockholder performance benchmarks and to discourage short-term actions over long-term value creation.

TSR represents the percentage change in stock price from the beginning to the end of a stated period, plus the percentage impact from common stock dividends paid during the stated period assuming dividends are reinvested into the stock. Consistent with market practice, we calculate TSR for compensation purposes based on a 20-trading day simple average prior to the beginning of a period and a 20-trading day simple average prior to the end of the stated period.

We measure TSR relative to our performance peer group to mitigate the influence of sector-wide factors, such as commodity price volatility, on our stock price.

# 2018 Executive Compensation Analysis and Results

The following is a discussion and analysis of the decisions the HRCC made regarding our NEOs in 2018.

## BASE SALARY

The HRCC reviews base salary annually for each of the NEOs. Base salary for the CEO has remained unchanged since March 1, 2013. In consideration of his broad scope of responsibilities as Chief Financial Officer, the HRCC approved a five percent increase in base salary for Mr. Wallette effective July 1, 2018. Base salary for the other NEOs remained unchanged in 2017 and 2018.

The table below shows the base salary for each NEO earned during the years ended 2017 and 2018:

| Name | 12/31/2017 | 12/31/2018 |
|---|---|---|
| **R.M. Lance** | $1,700,000 | $1,700,000 |
| **D.E. Wallette, Jr.** | 961,400 | 985,444 |
| **M.J. Fox** | 1,241,000 | 1,241,000 |
| **A.J. Hirshberg** | 1,205,600 | 1,205,600 |
| **K.B. Rose** | — | 241,938[1] |
| **J.L. Carrig (retired)** | 760,032 | 672,333[2] |

[1] Ms. Rose was appointed as Senior Vice President, Legal, General Counsel, and Corporate Secretary on September 4, 2018. The amount in the table above includes the base salary she earned during the portion of 2018 that she served as an executive officer. Ms. Rose had an annualized salary of $735,000 in 2018.

[2] Ms. Carrig retired effective October 1, 2018.

## PERFORMANCE-BASED PROGRAMS

In determining performance-based compensation awards for our NEOs for performance periods concluding at the end of 2018, the HRCC began by assessing overall company performance. To that end, the HRCC considered the performance reviews throughout and after the performance period ended to assess the degree of difficulty in achieving absolute performance targets. The HRCC applied the approved payout matrix to the results of the relative TSR and Financial metrics and made a payout determination for the absolute performance metrics under our two performance-based compensation programs (VCIP and PSP).

The HRCC followed the matrix below in making its determination of payouts for the relative financial metrics (adjusted ROCE/CROCE) and TSR in the VCIP and PSP programs:

| Relative Ranking | 1st - 2nd | 3rd | 4th | 5th | 6th | 7th | 8th | 9th | 10th - 11th |
|---|---|---|---|---|---|---|---|---|---|
| Payout | 200% | 175% | 150% | 125% | 100% | 75% | 50% | 25% | 0% |

### Annual Incentive—Variable Cash Incentive Program (VCIP)

All of our employees are eligible for VCIP. The VCIP payout for our Executive Leadership Team, including the NEOs, is calculated using the following formula. The HRCC has the sole authority to determine the corporate performance payout based on its assessment of our performance against our metrics.

| Eligible Earnings | X | Target Percentage for the Salary Grade | X | Corporate Performance Payout | ± | Any Individual Performance Adjustment |
|---|---|---|---|---|---|---|

Note: VCIP awards for all other employees are based on a combination of corporate performance and business unit performance.

## VCIP Corporate Performance

We incorporate a balance of metrics into our annual incentive program that align with delivering our value proposition and maintaining competitiveness versus peers. Our program includes both line-of-sight and strategic metrics, as well as both absolute and relative metrics. We do not believe that a single metric is sufficient for driving the behaviors or performance we seek. Therefore, we carefully consider and select a combination of metrics that best ensures accountability across the organization for both short- and longer-term business success. The HRCC periodically reviews and reassesses the VCIP performance metrics to confirm that they remain appropriate for driving desired performance outcomes.

In December 2017, the HRCC approved the five corporate performance measures (HSE; Operational; Financial; Strategic Milestones; and TSR) by which it would judge corporate performance for VCIP. Each of the performance measures was assigned equal weight.

The HRCC determines the ultimate payout of our programs based on the extent to which ConocoPhillips achieves the targets established under the five corporate performance measures set forth above. These measures directly correspond to our strategic cash flow allocation priorities, which support our goal to deliver superior returns to stockholders through price cycles. See "*Executive Compensation – Strategic Alignment*" on page 54 and "*Process for Determining Executive Compensation — Performance Criteria*" beginning on page 63.

### Setting Targets for 2018

The HRCC reviews and approves targets for the performance metrics annually. The process begins with our rigorous internal budget, which is set each year across the organization and then approved by our Board. For setting VCIP targets, the outputs from the internal budget are reviewed for alignment with the value proposition, as well as degree of difficulty. The HRCC believes that targets should reflect a reasonable chance of achievability, but also be challenging. Significant effort is invested to ensure that the metrics and targets reflect both a desire for continuous improvement and a realistic assessment of changes in the market environment or our portfolio. In the case of HSE, Operational, and Strategic Milestones metrics, the HRCC does not believe either a matrix or a threshold-maximum approach is appropriate given the significant volatility of the business in any given year. For these, the HRCC relies on a rigorous and transparent review process with management and exercises its judgment based on its knowledge of the business to assess degree of difficulty and determine the appropriate payout (see *HRCC Review Process* below). In our 2018 outreach, stockholders commended the improved disclosures in our proxy statement regarding our programs and were generally very satisfied with the level of disclosure around our process; and we have continued to increase transparency around targets and results.

> #### HSE
> We target top-quartile performance relative to our peers for Total Recordable Rate and absolute continuous improvement for Process Safety Events. We target being an industry leader in HSE in an effort to drive continuous HSE improvement and provide accountability for HSE at all levels of the organization, including among our senior leaders.
>
> #### Production
> The target was set at 1,215 MBOED, which represented the midpoint of the initial guidance range provided to the marketplace in early 2018 of 1,195-1,235 MBOED. The guidance reflected underlying production as adjusted for the impact of 2017 dispositions and excluded expected 2018 acquisitions and dispositions and Libya. On this adjusted basis, the Production target represented underlying growth of approximately five percent, consistent with the operating plan outlined to the marketplace. The HRCC considered the target to be increasingly challenging when balanced with a lower Operating and Overhead Costs target and only a slightly higher Capital target (see below).
>
> #### Operating and Overhead Costs
> The target was set at $5.7 billion, which excluded adjustments for expected 2018 acquisitions and dispositions and was consistent with the operating plan outlined to the marketplace. The target represented an improvement in unit operating costs versus 2017, despite an expectation of higher underlying production volumes, which is difficult to achieve. While higher production generally means higher costs overall, ConocoPhillips remains focused on growing the most profitable volumes to improve margins, grow cash flow, and generate strong financial returns.
>
> #### Capital
> The target was set at $5.5 billion, which excluded adjustments for expected 2018 acquisitions and dispositions and was consistent with the operating plan outlined to the marketplace. The Capital target was modestly higher than the 2017 target to account for scope changes and optimizations across the business.

### Operational Milestones

In the Lower 48, milestones included executing the unconventional development program (Eagle Ford, Permian, Bakken, Niobrara). In Europe, milestones included development activities for Ekofisk and achieving first production from the non-operated Clair Ridge and Aasta Hansteen projects. In Alaska, milestones included delivering production from GMT-1. In Asia Pacific and Middle East there were milestones for achieving production from the non-operated Bohai Phase 3 project in China as well as progressing the Barossa project in Australia as the leading backfill candidate for Darwin LNG. Finally, there were two exploration milestones, with the first related to progressing evaluations of five key growth opportunities and the second related to capturing resources through acreage access in key focus areas that improve the depth, quality, and flexibility of the portfolio.

### Strategic Milestones

Our Strategic Milestones included delivering our value proposition through growing production per debt-adjusted share more than 10 percent annually; reducing our debt to $17.5 billion by year-end; and returning at least 20-30 percent of cash from operations to stockholders.

The HRCC believes these targets, which aligned with external guidance provided in late 2017 and early 2018, were challenging and consistent with ConocoPhillips' disciplined, returns-focused strategy.

For relative Financial and TSR metrics, the HRCC has established a matrix for assessing payout. See page 67.

## HRCC Review Process

In determining award payouts under VCIP, the HRCC met four times with management to review progress and performance against the approved metrics. The third review with the HRCC in January 2019 focused on the detailed final results for each performance metric relative to the targets, a degree of difficulty discussion, and an explanation of normalization adjustments back to the budget. The final review in February 2019 focused on a summary of the results for each performance metric and deliberation and determination of a payout by the HRCC. This process allows the HRCC to consider results, degree of difficulty, and normalization adjustments in one meeting and make informed payout decisions in a separate meeting. Results for Production, Operating and Overhead Costs, and Capital, as applicable, are normalized to account for acquisitions and dispositions (*e.g.*, additional interest acquired in Western North Slope and Greater Kuparuk Area in Alaska; Montney acreage acquisition in Canada; and sale of 16.5 percent interest in the Clair Field in the UK), foreign exchange rates, commodity price-related adjustments of actuals to targets and related tax and production-sharing contract impacts, and items beyond the control of management (*e.g.*, production impacts from hurricanes, although none were material in 2018). This allows the HRCC to measure results against targets on a consistent basis and measure management performance so there is no benefit or detriment to executive compensation for these items. The normalization adjustments are reviewed by and discussed with the HRCC.

## 2018 Results

### HSE (absolute & relative)

We achieved another strong HSE year, although we did not see continuous improvement on all HSE metrics versus the record year we had in 2017. We maintained our lowest combined Total Recordable Rate on record while increasing activity and achieved top-quartile safety performance relative to our performance peers with an improved ranking compared to 2017. We continue to be recognized as an industry leader. Multiple external recognitions included ConocoPhillips being named to the Dow Jones Sustainability Index for the twelfth year, ranked as the highest energy company in North America; receiving the best possible score of "1" on ISS's E&S QualityScore, and second highest score of "AA" from MSCI (up from an "A" rating in 2017); being recognized by the Norwegian government as model operator for HSE; being UK benchmarked as a top quartile operator by the regulator; being a finalist in six categories of UK offshore industry safety awards, having won in the safety leadership and workforce engagement categories; and Marine having received the Rear Admiral William M. Benkert Osprey Award for Environmental Excellence for an unprecedented second time in 2018.

Despite our overall strong performance in HSE, our serious incidents and Tier 1 Process Safety Events increased versus 2017. We strive to raise the bar of HSE performance every year, and our performance on serious incidents and Tier 1 Process Safety Events was not consistent with the continuous improvement HSE standards we set for ourselves. Although our TRR and industry leadership exceeded expectations, in consideration of the decline in performance of serious incidents and Tier 1 Process Safety Events, and with safety being a top priority at ConocoPhillips, the HRCC determined a below target payout was warranted.

### Operational (absolute)

Our exceptional operating performance resulted in adjusted **Production** of 1,240 MBOED, which was approximately two percent above the 2018 VCIP target and above the upper end of our early 2018 external guidance. Higher-than-expected production was driven by strong performance in the Lower 48 unconventionals (including higher non-operated production), continued outperformance in the UK, and various other improvements across our operations, which more-than-offset the difficulty of overcoming a production outage of third-party volumes in Malaysia. We outperformed our **Operating and Overhead Costs** target of $5.7 billion, despite the additional cost associated with higher production. The actual result of $5.6 billion, adjusted for a minor price-related and foreign exchange impact, reflects our ongoing focus on driving cost efficiencies across our portfolio in service to higher financial returns. Our **Capital** spending of $6.1 billion, adjusted for 2018 acquisitions and dispositions, exceeded our 2018 VCIP target by about 11 percent. This outspend was due to higher-than-expected partner spending, inflationary forces (*e.g.*, escalation and foreign exchange rates), and a modest increase in scope for Lower 48 unconventional programs. These factors were somewhat offset by various reductions across the rest of the portfolio. We also achieved or exceeded all of our **Operational Milestones** (see *Setting Targets for 2018* above). Although we spent slightly above our Capital target, all other Operational metrics exceeded expectations; as such, the HRCC determined an above target payout was warranted.

### Financial (relative)

We outperformed on our Financial metrics. Our financial returns results ranked near the top relative to our performance peers. Our ROCE absolute improvement relative to peers ranked 2nd and CROCE absolute improvement relative to peers ranked 3rd. Our strong operational performance helped drive these top-quartile results. The HRCC followed the matrix on page 67 in making its determination of the payout for these relative financial metrics.

### Strategic Milestones (absolute)

The Strategic Milestones are aligned with the strategic priorities set out at the November 2017 Analyst & Investor Meeting. We outperformed on all of the milestones primarily due to above target distributions, accelerated debt paydown and stronger-than-expected production. We exceeded our goal of returning cash from operations to stockholders by increasing our dividend by 15 percent and expanding our planned buybacks from $1.5B to $3B. We achieved our debt reduction milestone 18 months ahead of schedule, which strengthened our position to deliver improved cash and financial returns at lower crude prices. We significantly exceeded our production per debt-adjusted share growth milestone due to better-than-expected underlying production growth, accelerated debt reduction, and increased repurchases. The HRCC determined an above target payout was warranted given ConocoPhillips' accelerated execution of our returns-focused strategy resulting in outperformance of all Strategic Milestones metrics.

### TSR

We ranked first in TSR compared to our performance peers. Based on the 20-day average methodology, TSR for 2018 was 22 percent, which significantly outperformed all peers and the S&P 500 index. The HRCC followed the matrix on page 67 in making its determination of the payout for this relative TSR metric.

These results reflect a strong positive response to the strategy we launched in late 2016 and continue to execute. The HRCC believes that a 159 percent corporate performance payout reflects ConocoPhillips' overall strong performance in 2018.

The HRCC considered the following quantitative and qualitative performance measures and made the following program and adjusted payout decisions:

| Metric Category | Category Weighting | Metric | VCIP Target | VCIP Results & Performance Summary | Payout | Weighted Payout |
|---|---|---|---|---|---|---|
| **HSE** | 20% | **Total Recordable Rate** ("TRR") (relative) | Top-quartile performance and industry leader | Maintained **lowest workforce TRR on record**; achieved **top-quartile safety performance** and recognized as **HSE industry leader** | 90% | 18% |
| | | **Process Safety Events** ("PSE") | Continuous Improvement | Seventeen serious incidents (compared to four in 2017) and four Tier 1 PSEs (compared to one in 2017) | | |
| **Operational**[1] | 20% | **Production** (MBOED) | 1,215 | Exceptional operating performance producing **1,240 MBOED; exceeded target by ~2%** despite significant production outage in Malaysia | 145% | 29% |
| | | **Capital** ($B) | $5.5 | Capital managed to **$6.1B**, ~11% above target, driven primarily by operated-by-other activity, inflationary forces, and additional scope in the Lower 48 | | |
| | | **Operating and Overhead Costs** ($B) | $5.7 | Managed operating and overhead costs to **$5.6B** despite the additional cost associated with increased production | | |
| | | **Operational Milestones** | See Operational Milestones discussed on page 69. | Strong development and major projects milestones performance; strong exploration milestones performance; **100% of milestones achieved** | | |
| **Financial**[2] | 20% | **Adjusted ROCE** (absolute improvement relative to peers) | Outperform peers | **2nd** in peer group (200% per matrix) | 188% | 38% |
| | | **Adjusted CROCE** (absolute improvement relative to peers) | Outperform peers | **3rd** in peer group (175% per matrix) | | |
| **Strategic Milestones**[3] The Strategic Milestones are aligned with the strategic priorities set out at the November 2017 Analyst & Investor Meeting. | 20% | **Return of CFO to Stockholders** | 20-30% | Stockholder distributions **exceeded target**; **distributed ~35%** of CFO to stockholders by increasing dividend by 15% and expanding buybacks from $1.5B to $3B | 170% | 34% |
| | | **Year-end Debt** | $17.5B | Debt reduction **exceeded target** - **achieved $15B** by year-end, 18 months ahead of schedule; acceleration strengthened our position to deliver improved cash and financial returns at lower crude prices | | |
| | | **Production/Year-end Debt Adjusted Share CAGR** | >10% | Delivered underlying production **growth of 18%** on a per debt-adjusted share basis, **significantly exceeding target**; our acceleration of debt repayment and higher buybacks helped deliver this exceptional outcome | | |
| **TSR** | 20% | **Total shareholder return** (relative to peers) | Outperform peers | **1st** in peer group (200% per matrix) with absolute TSR of +22% based on 20-day average methodology; significantly outperformed all peers and the S&P 500 index | 200% | 40% |
| | | | | **Total Payout** | | 159% |

[1] Operating and overhead costs include production and operating expenses; selling, general, and administrative expenses; and controllable exploration general and administrative expenses, geological and geophysical, and lease rental and other expenses, adjusted to remove the impact of special items that are unusual or nonrecurring. Operating and Overhead Costs results and the absolute metric results for Production and Capital are adjusted to normalize, as applicable, for acquisitions and dispositions (*e.g.*, additional interest acquired in Western North Slope and Greater Kuparuk Area in Alaska; Montney acreage acquisition in Canada; and sale of 16.5 percent interest in the Clair Field in the UK), foreign exchange rates, price, and related tax and production-sharing contract impacts, and items beyond the control of management (*e.g.*, production impacts from hurricanes, although none were material in 2018). Actual 2018 production was 1,242 MBOED, excluding Libya. Actual operating and overhead costs and capital for 2018 were $5.8B and $6.8B, respectively.

[2] For relative metrics, adjustments for material, nonrecurring special items (*e.g.*, gains on dispositions, impairments) are made to company results to determine adjusted ROCE/CROCE, and we also use disclosed material adjustments made by peers when measuring relative results for these metrics. Adjusted earnings (loss) that are part of the adjusted ROCE/CROCE calculations is a non-GAAP financial measure. A reconciliation to GAAP and a discussion of the usefulness and purpose of adjusted earnings (loss) can be found on Appendix A.

[3] 2018 cash provided by operating activities is $12.9B. Excluding operating working capital change of $0.6B, CFO is $12.3B. CFO is a non-GAAP measure and is further defined on Appendix A. Production per debt-adjusted share growth is calculated on an underlying production basis using ending period debt divided by ending share price plus ending shares outstanding. Underlying production excludes Libya and the impact of closed asset dispositions and acquisitions. Further information is included on Appendix A.

### VCIP Individual Performance Adjustments

An important design element of the program is the HRCC's ability to make individual adjustments for each NEO in recognition of the individual's personal leadership and contribution to ConocoPhillips' financial and operational success during the year. All of the NEOs made significant contributions under the strong leadership of the Board and CEO. The HRCC approved the following individual performance adjustments: Mr. Lance received a positive 20 percent adjustment as a percentage of his target award for strong leadership in developing and executing ConocoPhillips' strategy and plans, which resulted in exceptional operational and financial results, including a peer leading return on capital employed of 12.6 percent, championing our HSE culture and leadership in sustainability, advancing diversity and inclusion initiatives, progressing employee engagement and alignment with our strategy throughout the organization, and driving a strong external reputation; Mr. Wallette received a positive 20 percent adjustment as a percentage of his target award for proactively managing the balance sheet and debt, the stock buyback program, the settlement agreement with PDVSA on the ICC Arbitration Award, and strong commercial performance; Mr. Fox received a positive 20 percent adjustment as a percentage of his target award for strategy development and his role in strategic acquisitions and dispositions (including the acquisition of additional interest in Alaska's Western North Slope and Greater Kuparuk Area, the acquisition of additional Montney acreage in Canada, the sale of 16.5 percent interest in the Clair Field in the UK, and other dispositions of noncore assets), strong exploration performance, and advancing our focus on sustainability, including oversight of our newly published climate change report, Managing Climate-Related Risks, and support of joining the Climate Leadership Council; and Mr. Hirshberg received a positive 10 percent adjustment as a percentage of his target award for delivering exceptional operational performance and outperforming targets on several development and major project milestones.

The calculation of the 2018 VCIP award for each NEO is summarized below:

| | 2018 Eligible Earnings | Target VCIP | Corporate Payout | Individual Performance Adjustment[1] | Total Payout |
|---|---|---|---|---|---|
| R.M. Lance | $1,700,000 | 160% | 159% | 20% | $4,868,800 |
| D.E. Wallette, Jr. | 985,444 | 100% | 159% | 20% | 1,763,945 |
| M.J. Fox | 1,241,000 | 115% | 159% | 20% | 2,554,599 |
| A.J. Hirshberg[2] | 1,205,600 | 115% | 159% | 10% | 2,343,084 |
| K.B. Rose[3] | 241,938 | 89% | 159% | — | 342,366 |
| J.L. Carrig (retired)[3] | 570,024 | 89% | 159% | — | 806,641 |

[1] The value of the individual performance adjustment is calculated as a percentage of target value.

[2] Mr. Hirshberg remained in his position as Executive Vice President, Production, Drilling, and Projects until January 1, 2019.

[3] Ms. Carrig remained in her position as Senior Vice President, Legal, General Counsel, and Corporate Secretary until her successor, Kelly B. Rose, was appointed on September 4, 2018 and, following that, remained a Senior Vice President to provide support during the transition of her responsibilities until her retirement effective October 1, 2018.

### Long-Term Incentive: Performance Share Program (PSP)

The PSP is designed to motivate senior leadership worldwide to execute their duties in a way that not only achieves ConocoPhillips' approved strategy but also closely aligns senior leadership with long-term stockholder interests. Approximately 55 of our current employees participate in the PSP.

### PSP XIV Performance

In 2016, the HRCC approved performance metrics for the PSP performance period running from January 2016 through December 2018. The PSP uses staggered three-year performance periods that measure performance against three corporate performance measures: (1) relative Total Shareholder Return, which is weighted 50 percent; (2) relative Financial, which is weighted 30 percent; and (3) Strategic Objectives, which is weighted 20 percent.

The HRCC considered ConocoPhillips' overall performance based on the PSP XIV performance measures set forth above, which, similar to VCIP, directly correspond to our strategic cash flow allocation priorities and support our goal to deliver superior returns to stockholders through price cycles. See "*Executive Overview—Executive Compensation – Strategic Alignment*" on page 54 and "*Process for Determining Executive Compensation—Performance Criteria*" beginning on page 63.

**HRCC Review Process**

In determining award payouts under PSP XIV, the HRCC met several times with management throughout the performance period to review progress and performance against the approved metrics. The review with the HRCC in January 2019 focused on the detailed final results for each performance metric and a degree of difficulty discussion. The final review in February 2019 focused on a summary of the results for each performance metric and deliberation and determination of a payout by the HRCC. This process allows the HRCC to consider results and degree of difficulty in one meeting and make informed payout decisions in a separate meeting.

**2016 – 2018 Results**

### TSR
We ranked third in TSR based on the 20-day average methodology, significantly outperforming all of the independent peers and the S&P 500 index. The HRCC followed the matrix on page 67 in making its determination of the payout for this relative TSR metric.

### Financial
We outperformed on our Financial metrics. Our financial returns results ranked near the top relative to our performance peers. Our ROCE absolute improvement relative to peers ranked 1st and CROCE absolute improvement relative to peers ranked 2nd. Our strategic accomplishments helped drive these exceptional results. The HRCC followed the matrix on page 67 in making its determination of the payout for these relative Financial metrics.

### Strategic Objectives
Our Strategic Objectives are aligned with our strategic cash flow allocation priorities and support our goal to deliver superior returns to stockholders through price cycles. The objectives were considered against several metrics, including: resetting the strategy and positioning for long-term success; reducing the cost of supply and advancing the strategy for organic resource development and exploration; improving Controllable Cost/BOE relative to peers; and improving our HSE performance. We exceeded our Strategic Objectives targets on all fronts:

> Executed our strategy to *Accelerate the Value Proposition and Deliver Superior Returns to Stockholders Through the Cycles*;

> Optimized the portfolio with strategic asset sales with ~$17.5 billion of completed transactions since January 2016 versus originally stated $5-8 billion program;

> Reduced debt by $10 billion, achieving $15 billion target 18 months ahead of plan; flat A-rated by all credit agencies;

> Reduced average cost of supply of resources within plan from ~$45/BBL to ~$30/BBL and achieved sustaining price <$40/BBL;

> Advanced exploration strategy to deliver low cost of supply projects for development post-2025;

> Reduced controllable costs by over $2.2 billion and cost/BOE by >30% achieving second best unit cost improvement among peers;

> Returned ~40% of CFO from 2016-2018 vs ~30% during 2013-2015; and

> Improved HSE, advanced organization, and focused external engagement on issues and stakeholders critical for success; advanced sustainability efforts resulting in climate change scenario planning and strategy, inclusion of sustainability development risks into business planning and decision making; set a long-term greenhouse gas emissions intensity reduction target, and joined the Climate Leadership Council.

The HRCC determined an above target payout was warranted given ConocoPhillips' exceptional execution of our strategy during the performance period.

These results reflect a strong positive response to our strategy. The HRCC believes we are executing the right strategy and recognizes the leadership and commitment our executives displayed during the performance period. We outperformed on all our metrics. The HRCC believes that a 182 percent payout reflects ConocoPhillips' overall strong performance during the 2016-2018 performance period.

The HRCC considered the following quantitative and qualitative performance measures and made the following program and payout decisions that it believes demonstrate strong alignment between stockholder interests and executive compensation:

| Metric Category[1] | Category Weighting | Metric | PSP Results & Performance Summary | Payout | Weighted Payout |
|---|---|---|---|---|---|
| TSR | 50% | **Total shareholder return** (relative to peers) | **3rd** in peer group (175% per matrix) for 2016-2018 based on 20-day average methodology; outperformed three-year peer average | 175% | 88% |
| Financial[2] | 30% | **Adjusted ROCE** (absolute improvement relative to peers) | **1st** in peer group (200% per matrix) | 200% | 60% |
| | | **Adjusted CROCE** (absolute improvement relative to peers) | **2nd** in peer group (200% per matrix) | | |
| Strategic Objectives[3] | 20% | **Reset the strategy and position for long-term success** | Gained support and approval to execute the disciplined, returns-focused strategy launched in late 2016; optimized the portfolio with strategic asset sales with ~$17.5B of completed transactions versus originally stated $5-8B program; reduced debt by $10B, achieving $15B target 18 months ahead of plan; flat A-rated by all credit agencies; exceeded original targets on stockholder distributions; ended 2018 with cash of $6.4B | 170% | 34% |
| | | **Reduce cost of supply and advance strategy for organic resource development and exploration** | Reduced average cost of supply within plan from ~$45/BBL to ~$30/BBL and achieved sustaining price <$40/BBL; advanced organic resource and exploration strategy to deliver material, low cost of supply projects since inception of new exploration strategy in 2016 | | |
| | | **Controllable Cost/BOE** (improvement relative to peers) | Reduced cost/BOE by >30%, achieving second best unit cost improvement amongst peers | | |
| | | | **Total Payout** | | **182%** |

[1] Effective with performance share programs commencing in 2019, the HRCC eliminated the Strategic Objectives performance measure from PSP and increased the weighting of relative TSR from 50% to 60% and relative Financial metrics (Adjusted ROCE/CROCE) from 30% to 40%. **This change eliminates discretion for determining payouts under the LTIP, which will now be determined solely on a formulaic basis.**

[2] Adjustments for material, nonrecurring special items (*e.g.*, gains on dispositions, impairments) are made to company results to determine adjusted ROCE/CROCE, and we also use disclosed material adjustments made by peers when measuring relative results for these metrics. Adjusted earnings (loss) in the adjusted ROCE/CROCE calculations is a non-GAAP financial measure. A reconciliation to GAAP and a discussion of the usefulness and purpose of adjusted earnings (loss) can be found on Appendix A.

[3] Ending cash includes cash, cash equivalents, and restricted cash totaling $6.2B and short-term investments of $0.2B. Cost of supply is the West Texas Intermediate equivalent price that generates a 10 percent return on a point forward and fully-burdened basis. Controllable Costs includes production and operating expenses; selling, general, and administrative expenses; and controllable exploration general and administrative expenses, geological and geophysical, and lease rental and other expenses, adjusted to remove the impact of special items that are unusual or nonrecurring.

PSP award targets are set in shares at the beginning of the performance period, and actual payouts are made in cash based on the HRCC's evaluation of performance and are calculated using our stock price after the conclusion of the three-year program. Thus, the value of the performance shares is tied to stock price performance throughout the performance period, further demonstrating the strong alignment between executive incentive compensation and stockholder interests. The calculation of the PSP XIV payout for each NEO is noted in note 3 to the *Summary Compensation Table* on page 80. There were no individual performance adjustments awarded for PSP XIV.

### Long-Term Incentive: Executive Restricted Stock Unit Program

In December 2017, in response to stockholder feedback and consistent with market trends, the HRCC approved replacing stock options with three-year, time-vested restricted stock units effective with equity grants made in 2018. All 2018 awards under the Executive Restricted Stock Unit Program were made at target. Approximately 55 of our current employees participate in this program.

# Other Executive Compensation and Benefits

## OTHER COMPENSATION AND PERSONAL BENEFITS

In addition to our four primary compensation components, we provide our NEOs a limited number of benefits as described below. Some benefits, such as executive life insurance coverage and nonqualified benefit plans, are provided for competitive reasons. Other benefits are designed primarily to promote a healthy work/life balance, to provide opportunities for developing business relationships, and to personalize our social responsibility programs.

**Comprehensive Security Program**—Because our executives face personal safety risks in their roles as representatives of a global E&P company, our Board has adopted a comprehensive security program for our executives.

**Personal Entertainment**—We purchase tickets to various cultural, charitable, civic, entertainment, and sporting events for business development and relationship-building purposes, as well as to maintain our involvement in communities where we operate. Occasionally, our employees, including our executives, make personal use of tickets that would not otherwise be used for business purposes. We believe these tickets offer an opportunity to expand our networks at a very low or no incremental cost to ConocoPhillips.

**Tax Gross-Ups**—Certain of the personal benefits received by our executives are deemed by the Internal Revenue Service to be taxable income to the individual. When we determine that such income is incurred for purposes more properly characterized as company business than personal benefit, we provide further payments to the executive to reimburse the cost of including the item in the executive's taxable income. Most often, these tax gross-up payments are provided for travel by a family member or other personal guest to attend a meeting or function at our request in furtherance of company business, such as Board meetings, company-sponsored events, and industry and association meetings where spouses or other guests are expected to attend.

**Executive Life Insurance**—We provide life insurance policies and death benefits for all of our U.S.-based salaried employees (at no cost to the employee) with a face value approximately equal to the employee's annual salary. For each of our executives, we maintain an additional life insurance policy (at no cost to the executive) with a value equal to the executive's annual salary. In addition to these two plans, we also provide our executives the option of purchasing group variable universal life insurance in an amount up to eight times their respective annual salaries. We believe this is a benefit valued by our executives that can be provided at no cost to ConocoPhillips.

**Defined Contribution Plans**—We maintain the following nonqualified defined contribution plans for our executives. These plans allow deferred amounts to grow tax-free until distributed, while enabling ConocoPhillips to use the money for the duration of the deferral period for general corporate purposes:

> Voluntary Deferred Compensation Plans—The purpose of our voluntary nonqualified deferred compensation plans is to allow executives to defer a portion of their salary and incentive compensation so that such amounts are not immediately taxable.

> Make-Up Plans—The purpose of our nonqualified defined contribution make-up plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on high-income participants in qualified plans.

Further information on these plans is provided under *Nonqualified Deferred Compensation* beginning on page 91.

**Defined Benefit Plans**—We also maintain nonqualified defined benefit plans for our executives. The primary purpose of these plans is to provide benefits that an executive would otherwise lose due to limitations imposed by the Internal Revenue Code on high-income participants in qualified plans. The only such arrangement under which our NEOs are entitled to benefits of this type is the Key Employee Supplemental Retirement Plan. This type of plan is common among our competitors and we believe the lack of such a plan would put ConocoPhillips at a disadvantage in attracting and retaining talented executives. Further information on this plan is provided under *Pension Benefits* beginning on page 87.

## SEVERANCE PLANS AND CHANGES IN CONTROL

We maintain plans to address severance of our executives in certain circumstances as described under *Executive Severance and Changes in Control* beginning on page 93. Plans of this nature are common within the industry; our plans are designed to aid ConocoPhillips in attracting and retaining executives. Under each of our severance and change-in-control severance plans, the executive must terminate from service with ConocoPhillips in order to receive severance pay.

Executives who began participation in the change-in-control severance plan after the spinoff of Phillips 66 in 2012 are not eligible for excise tax gross-ups under the plan. Executives who had been participants in the plan prior to the spinoff may receive excise tax gross-ups. The HRCC chose to grandfather the gross-up provision for certain participants because, in the event of a change in control, the provisions of our performance share program prior to the spinoff left those participants with the potential of a large excise tax. The HRCC determined it would be unfair should this burden suddenly be shifted to the participants. The post-spinoff design of the PSP reduced the potential tax impact to participants.

In 2013, the HRCC amended the change-in-control severance plan to limit single trigger vesting of equity awards to awards not assumed by an acquirer and for program periods that began prior to 2014. Awards assumed by an acquirer made with regard to later program periods under the PSP, Executive Restricted Stock Unit Program, or the Stock Option Program will only vest upon the occurrence of both a change-in-control event and termination of employment of the employee (usually called a "double trigger").

## BROADLY AVAILABLE PLANS

Our NEOs are eligible to participate in the same basic benefits package as our other U.S. salaried employees. This includes expatriate benefits; relocation services; retirement, medical, dental, vision, life, and accident plans; health savings accounts; and flexible spending arrangements for health care and dependent care expenses.

# Executive Compensation Governance

## ALIGNMENT OF INTERESTS—STOCK OWNERSHIP AND HOLDING REQUIREMENTS

We place a premium on aligning the interests of our executives with those of our stockholders. Our Stock Ownership Guidelines require executives to hold equity valued at a multiple of base salary, ranging from 1.8 times salary for lower-level executives to six times salary for the CEO. Employees have five years from the date they become subject to the Stock Ownership Guidelines to comply. Holdings counted toward the guidelines include: (1) shares of stock owned individually, jointly, or in trusts controlled by the employee; (2) restricted stock and restricted stock units; (3) shares owned in qualified savings or stock ownership plans, whether vested or not; (4) stock or units in nonqualified deferred compensation plans, whether vested or not; and (5) annual PSP target awards when approved by the HRCC. Employees subject to the guidelines who have not reached the required level of stock ownership are expected to hold shares received upon vesting or earn-out of restricted stock, restricted stock units, or performance shares (net of shares for taxes), and shares received upon exercise of stock options (net of shares tendered or withheld for payment of exercise price and shares for taxes), so they meet their requirement in a timely manner. The multiple of equity held by each of our NEOs currently exceeds our established guidelines.

## CLAWBACK POLICY

The HRCC has approved a clawback policy providing that ConocoPhillips will recoup any incentive compensation (cash or equity) paid or payable to any executive to the extent such recoupment is required or contemplated by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Sarbanes-Oxley Act, or any other applicable law or listing standards. This clawback policy allows the Board to recoup compensation paid in the event of certain business circumstances, including a financial restatement. The policy operates in addition to provisions already contained in our award documents supporting grants under the PSP, the Executive Restricted Stock Unit Program, the Stock Option Program, and other compensation programs using company equity. Those documents permit the Board to suspend rights to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if an executive engages in any activity we determine is detrimental to ConocoPhillips, including acts of misconduct (such as embezzlement, fraud, theft, or disclosure of confidential information) or other acts that harm our business, reputation, or employees, as well as misconduct that results in ConocoPhillips having to prepare an accounting restatement. If the SEC adopts final rules regarding clawback requirements under the Dodd-Frank Act, we will review our policies and plans and, if necessary, amend them to comply with the new mandates. To date, no NEOs have been subject to any clawbacks.

## ANTI-PLEDGING AND ANTI-HEDGING

ConocoPhillips has a policy that prohibits our directors and executives from pledging company stock or hedging or trading in derivatives of company stock. This policy, together with the Stock Ownership Guidelines discussed above, helps ensure that our NEOs and other Senior Officers remain subject to the risks, as well as the rewards, of stock ownership.

## EQUITY GRANT PRACTICES

When the HRCC awards Performance Share Units, Executive Restricted Stock Units, options, or other equity grants to the NEOs, the fair market value of the units or the exercise price of the options or other equity is determined based on an average of the stock's high and low prices on the date of grant (or the preceding business day, if the markets are closed on the date of grant). Since 2016, to determine the target number of awards, we use an average of the closing prices on the ten trading days preceding the date of grant. Grants of Performance Share Units, Executive Restricted Stock Units, and option grants are generally made at the HRCC's February meeting (the date of which is determined at least a year in advance) or, in the case of new hires, on the date of commencement of employment or the date of HRCC approval, whichever is later.

## STATUTORY AND REGULATORY CONSIDERATIONS

In designing our compensation programs, we take into account the various tax, accounting, and disclosure rules associated with various forms of compensation. The HRCC also reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code and designs deferred compensation programs with the intent that they comply with or are exempt from Section 409A of the Internal Revenue Code. The HRCC generally seeks to preserve tax deductions for executive compensation. Nonetheless, ConocoPhillips has awarded compensation that is not fully tax deductible when the HRCC believes that doing so is in the best interest of our stockholders, and ConocoPhillips reserves the right to do so in the future. The HRCC has been informed that the exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed through the 2017 Tax Cuts and Jobs Act adopted on December 22, 2017 (the "2017 Tax Act"), effective for taxable years beginning after December 31, 2017. Under the 2017 Tax Act, compensation paid to any "covered employee" in excess of $1 million will not be deductible, unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. Generally, a "covered employee" under Section 162(m) is any employee who has served as our CEO or any other NEO for tax years after December 31, 2016 or as CFO for tax years after December 31, 2017. The rules and regulations promulgated under Section 162(m) are complicated and may change from time to time, and the scope of the transition relief under the 2017 Tax Act repealing Section 162(m)'s performance-based exemption from the deduction limit is uncertain. As such, there is no guarantee that compensation payable pursuant to any of our compensation programs will ultimately be deductible by ConocoPhillips.

### Tax-Based Program Criteria

Certain of our incentive programs were designed to conform to the requirements of Section 162(m) of the Internal Revenue Code, as in effect prior to the 2017 Tax Act, which allowed for deductible compensation in excess of $1 million if certain conditions, including the attainment of pre-established performance criteria, are met. We designed the PSP to meet these previously existing requirements for deductibility of these items of compensation. Maximum payments for the performance period under PSP are set, but they are subject to downward adjustment through the application of the generally applicable methodology for PSP awards previously discussed, effectively establishing a ceiling for PSP payments to each NEO.

For the PSP, the criteria for the 2016-2018 performance period required that ConocoPhillips meet one of the following measures before any award could be made to a NEO:

(1) Among the top seven of eleven specified companies in total shareholder return;
(2) Reserve additions of at least 450 MMBOE;
(3) Cash from operations (excluding changes in non-cash working capital) of at least $4.5 billion; or
(4) Controllable operating and overhead costs (adjusted for special items) of $24.0 billion or less.

For the 2016-2018 PSP performance period, the specified companies for comparison were ConocoPhillips, ExxonMobil, Royal Dutch Shell, Chevron, Total, BP, Occidental, Anadarko, Devon, Apache, and Marathon Oil.

The performance criteria for this purpose are set by the HRCC and may change from year to year, although the criteria must come from a list of possible criteria set forth in the stockholder-approved 2014 Omnibus Stock and Performance Incentive Plan. The award ceilings are also set by the HRCC each year, although they may not exceed limits set in the applicable Omnibus Stock and Performance Incentive Plan. The HRCC is responsible for determining whether the criteria are met after each performance period ends.

While this design was intended to preserve deductibility, the HRCC reserves the right to grant non-deductible compensation, and there is no guarantee that compensation payable pursuant to any of our compensation programs will ultimately be deductible.

# Human Resources and Compensation Committee Report

*Review with Management.* The HRCC has reviewed and discussed the "*Compensation Discussion and Analysis*" presented in this Proxy Statement with members of management.

*Discussion with Independent Executive Compensation Consultant.* The HRCC has discussed with FW Cook, an independent executive compensation consulting firm, ConocoPhillips' executive compensation programs, as well as specific compensation decisions made by the HRCC. FW Cook was retained directly by the HRCC, independent of management. The HRCC has received written disclosures from FW Cook confirming no other work has been performed for ConocoPhillips by FW Cook, has discussed with FW Cook its independence from ConocoPhillips, and believes FW Cook to have been independent of management.

*Recommendation to the ConocoPhillips Board of Directors.* Based on its review and discussions noted above, the HRCC recommended to the Board that the *"Compensation Discussion and Analysis"* be included in ConocoPhillips' Proxy Statement on Schedule 14A (and, by reference, included in ConocoPhillips' Annual Report on Form 10-K for the year ended December 31, 2018).

**THE CONOCOPHILLIPS HUMAN RESOURCES AND COMPENSATION COMMITTEE**

Robert A. Niblock, *Chair*
Charles E. Bunch
John V. Faraci
William H. McRaven
Sharmila Mulligan
Harald J. Norvik

# Human Resources and Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2018, none of our executive officers served as (1) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served on our HRCC, (2) a director of another entity, one of whose executive officers served on our HRCC, or (3) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board) of another entity, one of whose executive officers served as one of our directors. In addition, no member of the HRCC (1) was an officer or employee of ConocoPhillips or any of our subsidiaries during the year ended December 31, 2018; (2) was formerly an officer or employee of ConocoPhillips or any of our subsidiaries; or (3) had any other relationship requiring disclosure under applicable rules.

# Executive Compensation Tables

The following tables and accompanying narrative disclosures provide information concerning total compensation paid to the Chief Executive Officer and the other Named Executive Officers of ConocoPhillips for 2018. Please also see our discussion of the relationship between the "*Compensation Discussion and Analysis*" to these tables under "*2018 Executive Compensation Analysis and Results*" beginning on page 67. The data presented in the tables that follow include amounts paid to the Named Executive Officers by ConocoPhillips or any of its subsidiaries for 2018.

## Summary Compensation Table

The *Summary Compensation Table* below reflects amounts earned with respect to 2018 and, with regard to non-equity incentive plan compensation, for the performance period ending in 2018. The table does not include the cost of benefits that are generally available to our U.S.-based salaried employees, such as our medical, dental, vision, life, and accident plans, disability, and health savings and flexible spending account arrangements. All of our Named Executive Officers are U.S.-based salaried employees.

| Name and Principal Position | Year | Salary[1] | Bonus[2] | Stock Awards[3] | Option Awards[4] | Non-Equity Incentive Plan Compensation[5] | Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] | All Other Compensation[7] | Total |
|---|---|---|---|---|---|---|---|---|---|
| **R.M. Lance** | 2018 | $1,700,000 | $ — | $11,006,296 | $ — | $4,868,800 | $5,458,358 | $ 372,816 | $23,406,270 |
| Chairman and CEO | 2017 | 1,700,000 | — | 6,993,660 | 4,652,424 | 4,596,800 | 3,578,653 | 327,393 | 21,848,930 |
| | 2016 | 1,700,000 | — | 6,607,217 | 4,419,261 | 2,638,400 | 3,601,723 | 245,437 | 19,212,038 |
| **D.E. Wallette, Jr.[8]** | 2018 | 985,444 | — | 3,563,725 | — | 1,763,945 | 3,849,980 | 109,403 | 10,272,497 |
| Executive Vice President | 2017 | 961,400 | — | 2,264,449 | 1,506,438 | 1,720,906 | 2,935,282 | 109,606 | 9,498,081 |
| and CFO | 2016 | 939,550 | — | 1,944,837 | 1,301,146 | 911,364 | 2,248,397 | 61,530 | 7,406,824 |
| **M.J. Fox[8]** | 2018 | 1,241,000 | — | 5,189,837 | — | 2,554,599 | 258,291 | 150,731 | 9,394,458 |
| Executive Vice President | 2017 | 1,241,000 | — | 3,297,776 | 2,194,020 | 2,625,956 | 438,163 | 149,519 | 9,946,434 |
| and COO | 2016 | 1,241,000 | — | 3,115,552 | 2,083,774 | 1,384,336 | 414,358 | 91,371 | 8,330,391 |
| **A.J. Hirshberg[8]** | 2018 | 1,205,600 | — | 5,041,839 | — | 2,343,084 | 4,223,201 | 156,827 | 12,970,551 |
| Executive Vice President, | 2017 | 1,205,600 | — | 3,203,706 | 2,131,596 | 2,481,728 | 439,221 | 170,957 | 9,632,808 |
| Production, Drilling & Projects | 2016 | 1,178,200 | — | 2,751,504 | 1,840,685 | 1,314,282 | 2,262,525 | 121,457 | 9,468,653 |
| **K.B. Rose** | 2018 | 241,938 | 200,000 | 3,583,832 | — | 342,366 | 12,849 | 26,031 | 4,407,016 |
| Senior Vice President, Legal, General | 2017 | — | — | — | — | — | — | — | — |
| Counsel, & Corporate Secretary | 2016 | — | — | — | — | — | — | — | — |
| **J.L. Carrig (retired)[9]** | 2018 | 672,333 | — | 2,383,843 | — | 806,641 | —[10] | 3,281,368 | 7,144,185 |
| Senior Vice President, Legal, General | 2017 | 760,032 | — | 1,514,732 | 1,007,964 | 1,143,164 | 163,710 | 96,278 | 4,685,880 |
| Counsel, & Corporate Secretary | 2016 | 760,032 | — | 1,431,038 | 957,264 | 656,136 | 165,708 | 70,372 | 4,040,550 |

[1] Includes any amounts that were voluntarily deferred under the Key Employee Deferred Compensation Plan. The amount presented for Ms. Carrig includes a payment under the standard vacation policy of ConocoPhillips for pay in lieu of vacation in connection with her retirement effective October 1, 2018.

[2] Amounts shown represent a payment made in cash as an inducement in connection with the hiring of Ms. Rose. Our primary short-term incentive compensation arrangement for salaried employees (the Variable Cash Incentive Program or "VCIP") has performance measures established by the HRCC, and communicated to employees, including the Named Executive Officers, at a time when the outcome of the performance is substantially uncertain, with regard to the 2018 performance period. The HRCC must determine the level of achievement with regard to such performance measures before there is any payout to Named Executive Officers. Because of this process, amounts paid under the VCIP are shown in the *Non-Equity Incentive Plan Compensation* column of the table, rather than the *Bonus* column.

[3] Amounts shown represent the aggregate grant date fair value of awards made under the Performance Share Program ("PSP") during each of the years indicated and under the Executive Restricted Stock Unit Program in 2018, as determined in accordance with FASB ASC Topic 718. See the "*Employee Benefit Plans*" section of Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2018 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination. A detailed breakdown of 2018 awards in the *Stock Awards* column of the *Summary Compensation Table* is below:

| Grants made in 2018 | PSP | | Executive Restricted Stock Unit Program | | Other Stock | | |
| Name | Shares (#) | Value | Shares (#) | Value | Awards (#) | Value | Total Value |
|---|---|---|---|---|---|---|---|
| R.M. Lance | 134,286 | $7,154,087 | 72,308 | $3,852,209 | — | $ — | $11,006,296 |
| D.E. Wallette, Jr. | 43,480 | 2,316,397 | 23,413 | 1,247,328 | — | — | 3,563,725 |
| M.J. Fox | 63,320 | 3,373,373 | 34,096 | 1,816,464 | — | — | 5,189,837 |
| A.J. Hirshberg | 61,514 | 3,277,158 | 33,124 | 1,764,681 | — | — | 5,041,839 |
| K.B. Rose | 35,835 | 2,783,827 | 6,311 | 493,725 | 3,915 | 306,280 | 3,583,832 |
| J.L. Carrig (retired) | 29,084 | 1,549,450 | 15,662 | 834,393 | — | — | 2,383,843 |

No off-cycle awards were granted to any of the Named Executive Officers during 2016 or 2017. The amounts shown for awards from the PSP relate to the respective three-year performance periods that began in each of the years presented. Performance periods under the PSP generally are three years. As a new performance period has begun each year since the program commenced, there are three overlapping performance periods ongoing at any time.

The amounts shown for 2016 include the full initial target for PSP XIV for the January 2016—December 2018 performance period, as well as any incremental targets set during 2016 with regard to any ongoing performance period as a result of promotions (of which there were none in 2016). The amounts shown for 2017 include the full target for PSP 17 for the January 2017—December 2019 performance period, as well as any incremental targets set during 2017 with regard to any ongoing performance period as a result of promotions (of which there were none in 2017). The amounts shown for 2018 include the full initial target for PSP 18 for the January 2018—December 2020 performance period, as well as any incremental targets set during 2018 with regard to any ongoing performance period as a result of promotions (of which there were none in 2018). For Ms. Rose, the amounts shown also include pro-rata grants for her hire in September 2018 for participation in the PSP and Executive Restricted Stock Unit Program.

Amounts shown represent the grant date fair value at target level under the PSP as determined pursuant to FASB ASC Topic 718. Amounts are shown at target for each year since it is most probable at the setting of the target for the applicable performance periods that targets will be achieved. If payout was made at maximum levels for company performance and excluding any individual adjustments, the amounts shown would double from the targets shown, although the value of the actual payout would be dependent upon the stock price at the time of the payout. If payout was made at minimum levels, the amounts would be reduced to zero. No adjustment is made to the target shown for prior years based upon any change in probability after the target is set. Changes to targets resulting from promotion or demotion of a Named Executive Officer are shown as awards in the year of the promotion or demotion, even though the awards may relate to a program period that began in an earlier year.

The grant date fair values of the target awards for PSP XIV (January 2016-December 2018) appear in the table in 2016. Actual payouts with regard to the targets for PSP XIV were approved by the HRCC at its February 2019 meeting. Pursuant to that approval, payouts were made in February 2019 (with values shown at fair market value on the date of settlement) to the Named Executive Officers as follows: Mr. Lance, 398,693 units valued at $27,747,039; Mr. Wallette, 117,355 units valued at $8,167,321; Mr. Fox, 187,999 units valued at $13,083,790; Mr. Hirshberg, 166,031 units valued at $11,554,927; and Ms. Carrig, 79,155 units valued at $5,508,792. Ms. Rose did not participate in PSP XIV and received no payout with regard to that performance period. These amounts do not appear in the *Summary Compensation Table*. Under the terms and conditions of the awards, participants were able to make elections prior to the beginning of the performance period to defer all or a portion of the award value into the Key Employee Deferred Compensation Plan. Mr. Lance deferred 20% of the value equal to $5,549,408. See also the section on *Nonqualified Deferred Compensation* beginning on page 91 for further information.

For programs beginning in 2012 and later, settlement will be made in cash rather than unrestricted shares. For target awards for program periods beginning in 2013 and later, the escrow period ends shortly after the end of the performance period, except that in the cases of termination due to death, layoff, or retirement, or after disability or a change in control, the escrow period ends upon the occurrence of the exceptional termination event although the timing of settlement remains unchanged. For programs beginning prior to 2013, the employee may have elected, prior to the beginning of the performance period, to defer the lapsing of restrictions until after separation. For programs beginning in 2013 and later, the employee may elect, prior to the beginning of the performance period, to have some or all of the settlement value deferred into the Key Employee Deferred Compensation Plan.

[4] Amounts represent the dollar amount recognized as the aggregate grant date fair value as determined in accordance with FASB ASC Topic 718. See the "*Employee Benefit Plans*" section of Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2018 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination. All such options were awarded under the Stock Option Program. Options awarded to Named Executive Officers under the Stock Option Program generally vest in three equal annual installments beginning on the first anniversary of the date of grant and expire ten years after the date of grant. However, if a Named Executive Officer has attained the early retirement age of 55 with five years of service, the value of the options granted is expensed in the year of grant or over the number of months until the executive attains age 55 with five years of service. Option awards were made in February of each year at a regularly-scheduled meeting of the HRCC. Occasionally, option awards were also made at other times, such as when an individual commences employment. In determining the number of shares to be subject to these option grants, the HRCC used a Black-Scholes-Merton-based methodology to value the options. In 2017, the HRCC approved the discontinuation of the Stock Option Program for 2018 and later years. No stock option grants were made to Named Executive Officers in 2018.

[5] Includes amounts paid under the VCIP and VCIP amounts that were voluntarily deferred to the Key Employee Deferred Compensation Plan. See the section on *Nonqualified Deferred Compensation* beginning on page 91 for further information. See also note 2 above.

[6] Amounts represent the actuarial increase in the present value of the Named Executive Officer's benefits under all pension plans maintained by ConocoPhillips determined using interest rate, discount rate, and mortality rate assumptions consistent with those used in ConocoPhillips' financial statements. Interest rate assumption changes have a significant impact on the pension values, with periods of lower interest rates having the effect

of increasing the actuarial values reported and *vice versa*. The discount rate assumptions and discount periods from the assumed retirement age to current age used in determining the present value may also have a significant impact on the pension values, with lower discount rates having the effect of increased actuarial values reported and *vice versa*, and shorter discount periods having the effect of increased actuarial values reported and *vice versa*. The years of service credited and increases to compensation are also factors in the benefit accrual. Each additional year of service credit and pay increases will generally result in an increase in the actuarial values reported. This applies to each of the Named Executive Officers other than Mr. Fox, Ms. Rose, and Ms. Carrig, who are not in a final average earnings title of ConocoPhillips' U.S. pension plans. See *Pension Benefits* beginning on page 87 of this Proxy Statement for further information.

(7) As discussed in "*Compensation Discussion and Analysis*" beginning on page 48 of this Proxy Statement, ConocoPhillips provides its executives with a number of compensation and benefit arrangements. The table below reflects amounts earned in 2018 under those arrangements. We have excluded the cost of benefits that are generally available to our U.S.-based salaried employees, such as our medical, dental, vision, life, and accident plans, disability, and health savings and flexible spending account arrangements. All of our Named Executive Officers are U.S.-based salaried employees. *All Other Compensation* includes the following amounts, which were determined using actual cost paid by ConocoPhillips unless otherwise noted:

| Name | Personal Use of Company Aircraft(a) | Home Security and Other Security Related Costs(b) | Executive Group Life Insurance Premiums(c) | Tax Reimbursement Gross-Up(d) | Meeting Presentations & Meeting Travel Reimbursement(e) | Post-Employment Payments(f) | Matching Gift Program(g) | Matching Contributions Under the Tax-Qualified Savings Plans(h) | Company Contributions to Non-Qualified Defined Contribution Plans(i) |
|---|---|---|---|---|---|---|---|---|---|
| R.M. Lance | $161,110 | $— | $12,689 | $23,591 | $5,426 | $ — | $ — | $27,500 | $142,500 |
| D.E. Wallette, Jr. | — | — | 7,356 | 3,102 | 401 | — | — | 27,500 | 71,044 |
| M.J. Fox | — | — | 9,263 | 14,256 | 112 | — | 3,000 | 27,500 | 96,600 |
| A.J. Hirshberg | — | — | 8,999 | 22,220 | 5,048 | — | — | 27,500 | 93,060 |
| K.B. Rose | — | — | 1,829 | 8 | — | — | — | 24,194 | — |
| J.L. Carrig (retired) | — | — | 4,255 | 13,091 | 5,746 | 3,191,274 | 10,000 | 27,500 | 29,502 |

(a) ConocoPhillips' Comprehensive Security Program requires that the CEO, Mr. Lance, fly on company aircraft unless the Global Security Department determines that other arrangements represent an acceptable risk. Amounts represent the approximate incremental cost to ConocoPhillips for personal use of the aircraft, including travel for any family member or personal guest. Approximate incremental cost has been determined by calculating the variable costs for each aircraft during the year, dividing that amount by the total number of miles flown by that aircraft, and multiplying the result by the miles flown for personal use during the year. However, where there were identifiable costs related to a particular trip—such as airport landing fees or food and lodging for aircraft personnel who remained at the location of the personal trip—those amounts are separately determined and included in the table above. The amounts shown include incremental costs associated with flights to the hangar or other locations without passengers (commonly referred to as "deadhead" flights) arising from the non-business use of the aircraft by a Named Executive Officer.

(b) The use of a home security system is required as part of ConocoPhillips' Comprehensive Security Program for certain executives and employees, including the Named Executive Officers, based on risk assessments made by our Global Security Department. Amounts shown represent the approximate incremental cost to ConocoPhillips for the installation and maintenance of the home security systems with features required by our security program in excess of the cost of a "standard" system typical for homes in the neighborhoods where the Named Executive Officers reside. Each Named Executive Officer pays the cost of the "standard" system personally. In addition, amounts shown reflect other security costs, primarily related to transportation and protection services provided under our Comprehensive Security Program if a risk assessment indicated that enhanced procedures were warranted when an executive attended certain public events.

(c) The amounts shown reflect the incremental cost of premiums paid by ConocoPhillips for executive group life insurance (coverage equal to two times annual salary) versus the cost of basic life insurance provided to non-executive employees (coverage equal to annual salary). In addition, certain employees, including the Named Executive Officers, are eligible to purchase group variable universal life insurance policies at no incremental cost to ConocoPhillips.

(d) The amounts shown are for payments by ConocoPhillips relating to certain taxes incurred by the employee. These taxes arise primarily when ConocoPhillips requests family members or other guests to accompany the employee to a function, and, as a result, the employee is deemed to make a personal use of company assets (for example, when a spouse accompanies an employee on a company aircraft). ConocoPhillips believes such expenses are appropriately characterized as a business expense, and, if the employee has imputed income in accordance with the applicable tax laws, ConocoPhillips will generally reimburse any increased tax costs.

(e) The amounts in this column represent the cost of presentations made to employees and their spouses at company meetings and reimbursements for the cost of spousal attendance at such meetings.

(f) Ms. Carrig retired effective October 1, 2018. The amounts presented for her reflect post-employment payments made to her under the ConocoPhillips Executive Severance Plan. Not reflected in the *Summary Compensation Table* but included in the *Payments During Last Fiscal Year* column of the *Pension Benefits* table are pension benefits to which Ms. Carrig was entitled as part of the provisions of the ConocoPhillips Retirement Plan. Also see note 6 of the *Pension Benefits* table on page 90.

(g) ConocoPhillips maintains a Matching Gift Program, under which certain gifts by employees to qualified educational or charitable institutions are matched. For executives, the program matches up to $10,000 with regard to each program year. Administration of the program can cause us to pay more than the limit in a single fiscal year due to a lag in processing claims. The amounts shown are for the actual payments by ConocoPhillips during the year.

(h) Under the terms of its tax-qualified defined contribution plans, ConocoPhillips makes matching contributions and allocations to the accounts of its eligible employees, including the Named Executive Officers.

(i) Under the terms of its nonqualified defined contribution plans, ConocoPhillips makes contributions to the accounts of its eligible employees, including the Named Executive Officers. See the narrative, table, and notes to the *Nonqualified Deferred Compensation* section beginning on page 91 for further information.

(8) The following changes to ConocoPhillips executive leadership team were effective January 1, 2019: on October 31, 2018, Alan J. Hirshberg announced his decision to retire as Executive Vice President, Production, Drilling and Projects of ConocoPhillips and remained in his position as Executive Vice President, Production, Drilling and Projects until January 1, 2019; Matthew J. Fox became Executive Vice President and Chief Operating Officer; and Donald E. Wallette, Jr. became Executive Vice President and Chief Financial Officer.

(9) Ms. Carrig retired effective October 1, 2018.

With regard to the retirement of Ms. Carrig, awards under the VCIP and PSP (respectively reflected in the *Non-Equity Incentive Plan Compensation* and *Stock Awards* columns above) are usually reduced to reflect service for less than the full time of the relevant performance period, subject to the discretion of the HRCC to set actual payout. For PSP, except in cases of death, disability or demotion, if the employee has participated for less than a year in a program period, awards related to that program period are forfeited. The amounts shown for VCIP in the *Non-Equity Incentive Plan Compensation* column above reflect actual amounts paid for the applicable time. The amounts included for PSP in the *Stock Awards* column above reflect the gross targets set for awards for 2018, 2017, and 2016. For the performance period beginning in 2016, the amount actually paid out in accordance with the decision of the HRCC at its February 2019 meeting, reflecting reductions for service of less than the full time of the performance period, was $5,508,792. For 2017, relating to the performance period beginning in 2017, the amounts shown reflect the gross target amount prior to any such reductions, although it is expected that the HRCC will reduce the payout to be determined at its February 2020 meeting to account for service in only 21 full months during the three-year performance period. Due to her retirement less than one year after the beginning of the performance period that began in 2018, Ms. Carrig forfeited the target award for PSP 18 relating to the performance period beginning in 2018 shown in the Table above for 2018, and her target for that award was reduced to zero. The amounts included for Executive Restricted Stock Units in the *Stock Awards* column above reflect the gross target set for the award in 2018. Per the terms in the award in cases where retirement occurs 6 months from grant date, the employee retains the award. Due to her retirement greater than 6 months after the grant date, Ms. Carrig retained her 2018 Executive Restricted Stock Unit grant.

For options reflected in the *Option Awards* column, except in cases of death or disability, per the terms of the award, if the employee retires prior to the date six months from the grant date, the option award will be forfeited. If the employee retires after a date that is six months from the grant date, the option award is retained. Due to Ms. Carrig's retirement more than six months from the last grant of option awards, she retained the stock option awards in the table. The original vesting schedule continues to apply and the term remains ten years from the original grant date.

(10) In accordance with SEC rules prohibiting issuers from reporting a negative value in the *Change in Pension Value and Nonqualified Deferred Compensation Earnings* column, Ms. Carrig's total compensation excludes the negative values as a result of the distribution payment of her pension benefit as shown in the *Pension Benefits* table on page 90.

## Grants of Plan-Based Awards Table

The *Grants of Plan-Based Awards Table* shows participation by the Named Executive Officers in the incentive compensation arrangements described below.

The columns under the heading *Estimated Future Payouts Under Non-Equity Incentive Plan Awards* show information regarding VCIP. The amounts shown in the table are those applicable to the 2018 program year, using a minimum of zero and a maximum of 250 percent of VCIP target for each participant; the amounts shown do not represent actual payouts for that program year. Actual payouts for the 2018 program year were made in February 2019 and are shown in the *Summary Compensation Table* on page 79 under the *Non-Equity Incentive Plan Compensation* column. Awards are eligible to be voluntarily deferred.

The columns under the heading *Estimated Future Payouts Under Equity Incentive Plan Awards* show information regarding PSP. The amounts shown in the table are those set for 2018 compensation tied to the 2018 through 2020 program period and do not represent actual payouts for that program year. Awards are eligible to be voluntarily deferred.

The *All Other Stock Awards* column reflects awards granted under the Executive Restricted Stock Unit Program or, in the case of Ms. Rose, made as an off-cycle make-up award. The Executive Restricted Stock Unit Program awards shown were granted on the same day the target was approved, vest at the end of a three-year period, and accrue dividend equivalents that are reinvested in further restricted stock units and paid upon the applicable vesting of the underlying award. Awards are eligible to be voluntarily deferred. For the 2018 program year under the Executive Restricted Stock Unit Program, the HRCC set the targets and granted awards at the regularly scheduled February 2018 meeting of the HRCC. The off-cycle award shown was granted in connection with the hiring of Ms. Rose. The off-cycle make-up award shown was granted on the date of the HRCC meeting immediately following Ms. Rose's hire, vests three years from the grant date, and pays dividend equivalents in cash at the same time and at the same rate as dividends are paid on ConocoPhillips common stock. This make-up award was eligible to be voluntarily deferred.

| Name | Grant Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold | Target | Maximum | Estimated Future Payouts Under Equity Incentive Plan Awards[3] Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#)[4] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Options Awards Average Price ($Sh) | Exercise or Base Price of Options Awards Closing Price ($Sh) | Grant Date Fair Value of Stock and Options Awards[5] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **R.M. Lance** | | $— | $2,720,000 | $6,800,000 | — | — | — | — | — | $— | $— | $  — |
| | 2/13/2018 | — | — | — | — | 134,286 | 268,572 | — | — | — | — | 7,154,087 |
| | 2/13/2018 | — | — | — | — | — | — | 72,308 | — | — | — | 3,852,209 |
| **D.E. Wallette, Jr.** | | — | 985,444 | 2,463,610 | — | — | — | — | — | — | — | — |
| | 2/13/2018 | — | — | — | — | 43,480 | 86,960 | — | — | — | — | 2,316,397 |
| | 2/13/2018 | — | — | — | — | — | — | 23,413 | — | — | — | 1,247,328 |
| **M.J. Fox** | | — | 1,427,150 | 3,567,875 | — | — | — | — | — | — | — | — |
| | 2/13/2018 | — | — | — | — | 63,320 | 126,640 | — | — | — | — | 3,373,373 |
| | 2/13/2018 | — | — | — | — | — | — | 34,096 | — | — | — | 1,816,464 |
| **A.J. Hirshberg** | | — | 1,386,440 | 3,466,100 | — | — | — | — | — | — | — | — |
| | 2/13/2018 | — | — | — | — | 61,514 | 123,028 | — | — | — | — | 3,277,158 |
| | 2/13/2018 | — | — | — | — | — | — | 33,124 | — | — | — | 1,764,681 |
| **K.B. Rose** | | — | 215,324 | 538,310 | — | — | — | — | — | — | — | — |
| | 10/4/2018 | — | — | — | — | 13,959 | 27,918 | — | — | — | — | 1,072,413 |
| | 10/4/2018 | — | — | — | — | 21,876 | 43,752 | — | — | — | — | 1,711,414 |
| | 10/4/2018 | — | — | — | — | — | — | 6,311 | — | — | — | 493,725 |
| | 10/4/2018 | — | — | — | — | — | — | 3,915 | — | — | — | 306,280 |
| **J.L. Carrig (retired)[6]** | | — | 676,428 | 1,691,070 | — | — | — | — | — | — | — | — |
| | 2/13/2018 | — | — | — | — | 29,084 | 58,168 | — | — | — | — | 1,549,450 |
| | 2/13/2018 | — | — | — | — | — | — | 15,662 | — | — | — | 834,393 |

[1] The grant date shown is the date on which the HRCC approved the target awards or, in the case of prorated promotional awards under the PSP, the effective date of the promotion or, in the case of Ms. Rose, on the date of the HRCC meeting immediately following Ms. Rose's hire. There were no promotional awards in 2018.

[2] Threshold and maximum awards are based on the program provisions under VCIP. Actual awards earned can range from zero to 200 percent of the target awards for corporate performance, with a further possible adjustment of up to 50 percent of the target awards for individual performance. Amounts reflect estimated cash payouts under VCIP after the close of the performance period. The estimated amounts are calculated based on the applicable annual target and base salary for each Named Executive Officer in effect for the 2018 performance period, including any salary increases during the year. While the program terms would also automatically adjust for salary decreases, these are not reflected in the table above. If threshold levels of performance are not met, then the payout can be zero. The HRCC also retains the authority to make awards under VCIP at its discretion. Actual payouts under VCIP for 2018 are based on actual base salaries earned in 2018 and are reflected in the *Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table* on page 79.

[3] Threshold and maximum awards under the PSP are based on the program provisions. Actual awards earned under the PSP can range from zero to 200 percent of the initial awards.

[4] This reflects awards for the Executive Restricted Stock Unit Program with the exception of one award for Ms. Rose for 3,915 units that was a make-up award granted as an inducement for her to join ConocoPhillips in 2018. Executive Restricted Stock Unit awards can only be adjusted downward.

[5] For equity incentive plan awards, these amounts represent the grant date fair value at target level under PSP as determined pursuant to FASB ASC Topic 718 and reflected in the *Stock Awards* column in the *Summary Compensation Table* on page 79. Actual value realized upon vesting of the PSP or Executive Restricted Stock Unit awards or, in the case of Ms. Rose, off-cycle make-up awards depends on market prices at the time of settlement for such awards. See the *"Employee Benefit Plans"* section of Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2018 Annual Report on Form 10-K for a discussion of the relevant assumptions used in this determination.

[6] Ms. Carrig retired effective October 1, 2018.

With regard to the retirement of Ms. Carrig, awards under VCIP, the PSP, and the Executive Restricted Stock Unit Program (the target award levels of which are reflected in the *Estimated Future Payouts Under Non-Equity Incentive Plan Awards* and *Estimated Future Payouts Under Equity Incentive Plan Awards* columns) are usually reduced to reflect service for less than the full time of the relevant performance period, subject to the discretion of the HRCC to set actual payout. For VCIP, the estimated amounts are calculated based on the applicable annual target and base salary for Ms. Carrig in effect for the 2018 performance period without regard to the reduction due to her retirement. The actual payout for VCIP for Ms. Carrig for the 2018 program year is shown in the *Summary Compensation Table* on page 79. For the PSP, except in cases of death, disability, or demotion, if the employee has participated for less than a year in a program period, awards related to that program period are forfeited. The PSP amounts shown above reflect the gross amount prior to any such reductions. Due to her retirement less than one year after the beginning of the performance period, Ms. Carrig forfeited the target awards for PSP for the 2018 through 2020 performance period shown in the table above, and her target for that award was reduced to zero, as discussed in note 9 to the *Summary Compensation Table*. In addition, Ms. Carrig's targets for the PSP relating to the performance periods beginning in 2016 and 2017 were reduced to reflect service of less than the full time of the respective performance periods.

For Executive Restricted Stock Units (2018 grant of which is included in the *Estimated Future Payouts Under Equity Incentive Plan Awards* column) in cases where retirement occurs 6 months or more from the grant date, the employee retains the award. Because Ms. Carrig retired more than 6 months from the grant date, she retained her 2018 Executive Restricted Stock Unit grant.

# Outstanding Equity Awards at Fiscal Year End

The *Outstanding Equity Awards at Fiscal Year End* table is used to show equity awards measured in ConocoPhillips stock held by the Named Executive Officers. The following table reflects outstanding stock option awards and unvested and unearned stock awards (both time-based and performance contingent) as of December 31, 2018 assuming a market value of $62.35 per share (the closing stock price of the company's common stock on December 31, 2018).

| | Option Awards[1] | | | | | Stock Awards[5] | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable[2] | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[12] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested |
| R.M. Lance | 87,174 | — | — | $53.4700 | 02/10/2021 | — | $ — | — | $ — |
| | 105,098 | — | — | 54.8000 | 02/09/2022 | — | — | — | — |
| | 584,900 | — | — | 58.0775 | 02/05/2023 | — | — | — | — |
| | 569,400 | — | — | 65.4630 | 02/18/2024 | — | — | — | — |
| | 607,000 | — | — | 69.2450 | 02/17/2025 | — | — | — | — |
| | 546,600 | 273,300[3] | — | 33.1250 | 02/16/2026 | — | — | — | — |
| | 168,933 | 337,867[4] | — | 49.7550 | 02/14/2027 | — | — | — | — |
| | — | — | — | — | — | 760,844[6] | 47,438,653 | 286,642 | 17,872,140 |
| D.E. Wallette, Jr. | 34,407 | — | — | 53.4700 | 02/10/2021 | — | — | — | — |
| | 42,322 | — | — | 54.8000 | 02/09/2022 | — | — | — | — |
| | 128,500 | — | — | 58.0775 | 02/05/2023 | — | — | — | — |
| | 167,600 | — | — | 65.4630 | 02/18/2024 | — | — | — | — |
| | 178,700 | — | — | 69.2450 | 02/17/2025 | — | — | — | — |
| | 160,933 | 80,467[3] | — | 33.1250 | 02/16/2026 | — | — | — | — |
| | 54,700 | 109,400[4] | — | 49.7550 | 02/14/2027 | — | — | — | — |
| | — | — | — | — | — | 195,988[7] | 12,219,841 | 92,811 | 5,786,753 |
| M.J. Fox | 21,783 | — | — | 54.8000 | 02/09/2022 | — | — | — | — |
| | 162,134 | — | — | 58.0775 | 02/05/2023 | — | — | — | — |
| | 268,500 | — | — | 65.4630 | 02/18/2024 | — | — | — | — |
| | 286,200 | — | — | 69.2450 | 02/17/2025 | — | — | — | — |
| | 257,733 | 128,867[3] | — | 33.1250 | 02/16/2026 | — | — | — | — |
| | 79,666 | 159,334[4] | — | 49.7550 | 02/14/2027 | — | — | — | — |
| | — | — | — | — | — | 260,476[8] | 16,240,674 | 135,162 | 8,427,332 |
| A.J. Hirshberg | 87,174 | — | — | 53.4700 | 02/10/2021 | — | — | — | — |
| | 105,098 | — | — | 54.8000 | 02/09/2022 | — | — | — | — |
| | 174,200 | — | — | 58.0775 | 02/05/2023 | — | — | — | — |
| | 198,300 | — | — | 65.4630 | 02/18/2024 | — | — | — | — |
| | 252,800 | — | — | 69.2450 | 02/17/2025 | — | — | — | — |
| | 227,666 | 113,834[3] | — | 33.1250 | 02/16/2026 | — | — | — | — |
| | 77,400 | 154,800[4] | — | 49.7550 | 02/14/2027 | — | — | — | — |
| | — | — | — | — | — | 225,646[9] | 14,068,999 | 131,306 | 8,186,954 |
| K.B. Rose | — | — | — | — | — | 10,254[10] | 639,345 | 35,933 | 2,240,393 |
| J.L. Carrig (retired) | 75,768 | — | — | 54.8000 | 02/09/2022 | — | — | — | — |
| | 97,900 | — | — | 58.0775 | 02/05/2023 | — | — | — | — |
| | 116,400 | — | — | 65.4630 | 02/18/2024 | — | — | — | — |
| | 131,500 | — | — | 69.2450 | 02/17/2025 | — | — | — | — |
| | 118,400 | 59,200[3] | — | 33.1250 | 02/16/2026 | — | — | — | — |
| | 36,600 | 73,200[4] | — | 49.7550 | 02/14/2027 | — | — | — | — |
| | — | — | — | — | — | 145,780[11] | 9,089,394 | 18,946 | 1,181,283 |

[1] All options shown in the table have a maximum term for exercise of ten years from the grant date. Under certain circumstances, the terms for exercise may be shorter, and, in certain circumstances, the options may be forfeited and cancelled. All awards shown in the table have associated restrictions on transferability.

[2] The options shown in this column vested and became exercisable in 2018 or prior years (although under certain termination circumstances, the options may still be forfeited). Options become exercisable in one-third increments on the first, second, and third anniversaries of the grant date.

[3] Represents the final one-third vesting of the February 16, 2016 grant, which became exercisable on February 16, 2019.

(4) Represents two-thirds vesting of the February 14, 2017 grant, half of which became exercisable on February 14, 2019 and the remainder of which will become exercisable on February 14, 2020.

(5) Stock awards made to the Named Executive Officers in 2018 include: (a) long-term incentive awards payout under the PSP; (b) long-term time-vested awards under the Executive Restricted Stock Unit Program; (c) in the case of Ms. Rose, an off-cycle make-up award; or (d) pursuant to elections made by a Named Executive Officer to receive cash compensation in the form of restricted stock units. Stock awards shown in the columns entitled *Number of Shares or Units of Stock That Have Not Vested* and *Market Value of Shares or Units of Stock That Have Not Vested* continue to have restrictions upon transferability. Stock awards shown reflect the closing price of ConocoPhillips common stock ($62.35), as reported on the NYSE, on December 31, 2018, the last trading day of 2018.

Amounts above include PSP awards for the performance period that ended in December 2018 (PSP XIV), shown at target. At its February 14, 2019, meeting, the HRCC approved final payout levels for the Named Executive Officers with regard to that performance period, as follows: Mr. Lance, 398,693 units; Mr. Wallette, 117,355 units; Mr. Fox, 187,999 units; Mr. Hirshberg, 166,031 units; and Ms. Carrig, 79,155 units; see note 3 of the *Summary Compensation Table*. Ms. Rose was not eligible for an award under PSP XIV. Under the PSP, stock awards are made in the form of restricted stock units or restricted stock, the former having been used in the most recent awards. The terms and conditions of both are substantially the same, requiring restriction on transferability until separation from employment, although for performance periods beginning after 2008 and before 2013, restrictions will lapse five years from the anniversary of the grant date unless the employee has elected prior to the beginning of the performance period to defer the lapsing of such restrictions until separation from employment. For performance periods beginning after 2012, restrictions will lapse three years after the grant and will be settled in cash. Except in cases where the five-year provision applies, forfeiture is expected to occur if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change in control, although the HRCC has the authority to waive forfeiture. Restricted stock awards have voting rights and pay dividends. Restricted stock unit awards have no voting rights. Restricted stock units granted under PSP prior to 2018 pay dividend equivalents, but no dividend equivalents are paid or accrued for awards made under the PSP until after the applicable performance period has ended. Restricted stock units granted under PSP in 2018 and later accrue dividend equivalents that, during the performance period, are reinvested in further restricted stock units. Dividend equivalents, if any, on restricted stock units held are paid in cash or credited to each officer's account in the form of additional stock units. Neither pays dividends or dividend equivalents at preferential rates. Restricted stock held by the Named Executive Officers prior to November 17, 2001, was converted to restricted stock units prior to the completion of the merger of Conoco Inc. and Phillips Petroleum Company, with the original restrictions still in place. Awards for ongoing performance periods under the PSP (PSP 17 (January 2017 - December 2019) and PSP 18 (January 2018 - December 2020)) are shown at target levels in the columns entitled *Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested and Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested*. There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods, as the determination of whether to make an actual grant and the amount of any actual grant for Named Executive Officers is within the discretion of the HRCC. Until an actual grant is made, these target awards have no voting rights and pay no dividends or dividend equivalents.

Amounts above also include Executive Restricted Stock Unit Program awards granted in February 2018. Under the Executive Restricted Stock Unit Program, stock awards are made in the form of restricted stock units. The terms and conditions of those units require restriction on transferability, which lapse three years from the anniversary of the grant date. Forfeiture is expected to occur at separation from service if the separation is not the result of death, disability, layoff, retirement after the executive has reached the age of 55 with five years of service, or after a change in control, although the HRCC has the authority to waive forfeiture. Upon lapse of restrictions, settlement is made in cash, although the executive has the ability to elect to defer the value into an account in the Key Employee Deferred Compensation Plan. Restricted stock unit awards have no voting rights. Dividend equivalents, if any, on restricted stock units held are reinvested in further restricted stock units. Dividend equivalents are paid at the same rate as dividends for each quarter, not at a preferential rate. Awards under the Executive Restricted Stock Unit Program are shown in the columns entitled *Number of Shares or Units of Stock That Have Not Vested*.

Amounts above also include, in the case of Ms. Rose, an award of restricted stock units made at the beginning of employment with the Company as an off-cycle make-up award for which restrictions lapse three years from the grant date and which pays dividend equivalents in cash at the same time and at the same rate as dividends are paid on Company common stock.

Amounts presented in *Number of Shares or Units of Stock That Have Not Vested* and *Market Value of Shares or Units of Stock That Have Not Vested* represent restricted stock and restricted stock unit awards granted with respect to prior periods. The plans and programs under which such grants were made provide that awards made in the form of restricted stock and restricted stock units be held in such form until the recipient retires (with respect to awards made before 2009) or the earlier of eight years or retirement (with respect to awards made from 2009 through 2012), with the possible election to hold until retirement, or three years (with regard to awards made in 2013 or later), with payouts for the last to be made in cash (unless voluntarily deferred to an account in the Key Employee Deferred Compensation Plan). If such awards immediately vested upon completion of the relevant performance period as is more typical for restricted stock programs, the amounts reflected in this column would be zero for awards made in years prior to 2012.

(6) Includes 7,456 restricted shares for LTIP VIII—PSP I initial payout, for which restrictions lapse at retirement; 4,668 restricted stock units for LTIP VIII—LTIP IX, for which restrictions lapse at retirement; 106,204 restricted stock units related to grants for PSP I final payout—PSP VI, for which restrictions lapse following separation from service; 39,850 restricted stock units related to grants for PSP VIII, for which restrictions lapse five years from grant date; 31,939 restricted stock units related to grants for PSP VIII Tail; Mr. Lance elected to defer lapsing of restrictions for PSP VIII and PSP VIII Tail until separation of service, 117,833 restricted stock units related to grants for PSP IX Tail, and 162,965 restricted stock units related to grants for PSP X, for which restrictions lapse five years from grant date of final approved award and that will be settled in cash; 70,867 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; and 219,062 restricted stock units related to grants for the PSP XIV target award. The actual payouts with regard to the targets for PSP XIV were approved by the HRCC at its February 2019 meeting, and, pursuant to that decision, Mr. Lance received a payout of 398,693 units. Restrictions on the PSP XIV award lapsed on February 19, 2019, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. For certain awards, Mr. Lance has voluntarily elected to defer the lapsing of restrictions until separation from service, and those awards continue to appear in the table. Subsequent elections may also impact the final timing of the payout of these awards. Restrictions lapsed on 117,833 restricted stock units related to PSP IX Tail on February 18, 2019.

[7] Includes 31,099 restricted stock units related to grants for PSP I final payout—PSP VI, for which restrictions lapse following separation from service; 6,133 restricted stock units related to grants for PSP IX, for which restrictions lapse five years from grant date; 27,552 restricted stock units related to grants for PSP IX Tail; and 43,777 restricted stock units related to grants for PSP X, for which restrictions lapse five years from grant date of final approved award and that will be settled in cash; 22,946 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash and 64,481 restricted stock units related to grants for the PSP XIV target award. The actual payouts with regard to the targets for the PSP XIV award were approved by the HRCC at its February 2019 meeting, and, pursuant to that decision, Mr. Wallette received a payout of 117,355 units. Restrictions on the PSP XIV award lapsed on February 19, 2019, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Subsequent elections may also impact the final timing of the payout of these awards. Restrictions lapsed on 27,552 restricted stock units related to PSP IX Tail on February 18, 2019; however, Mr. Wallette elected to defer the lapsing of restrictions on this award until after his separation from service. For certain other awards, Mr. Wallette has voluntarily elected to defer the lapsing of restrictions until separation from service. Subsequent elections may also impact the final timing of the payout of these awards.

[8] Includes 49,591 restricted stock units related to grants for PSP IX Tail; 74,172 restricted stock units related to grants for PSP X, for which restrictions lapse five years from grant date of final approved award and that will be settled in cash; 33,417 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; and 103,296 restricted stock units related to grants for the PSP XIV target award. The actual payouts with regard to the targets for PSP XIV were approved by the HRCC at its February 2019 meeting, and, pursuant to that decision, Mr. Fox received 187,999 units. Restrictions on the PSP XIV award lapsed on February 19, 2019, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Restrictions lapsed on 49,591 restricted stock units related to PSP IX Tail on February 18, 2019.

[9] Includes 38,322 restricted stock units related to grants for PSP IX Tail; 63,634 restricted stock units related to grants for PSP X, for which restrictions lapse five years from grant date of final approved award and that will be settled in cash; 32,464 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from grant date and that will be settled in cash; and 91,226 restricted stock units related to grants for the PSP XIV target award. The actual payouts with regard to the targets for PSP XIV were approved by the HRCC at its February 2019 meeting, and pursuant to that decision, Mr. Hirshberg received 166,031 units. Restrictions on the PSP XIV award lapsed on February 19, 2019, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Subsequent elections may also impact the final timing of the payout of these awards. Restrictions lapsed on 38,322 restricted stock units related to PSP IX Tail on February 18, 2019.

[10] Includes 6,339 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse three years from the program grant date and will be settled in cash, and a make-up grant of 3,915 restricted stock units as an inducement to join ConocoPhillips, for which restrictions lapse three years from the grant date and that will be settled in cash.

[11] Includes 34,242 restricted stock units related to PSP III through VI, for which restrictions will lapse six months after separation from service and will be settled in shares; 19,773 restricted stock units related to grants for PSP IX Tail, for which restrictions lapsed on February 18, 2019 and settled in cash; 32,924 restricted stock units related to grants for PSP X, for which restrictions lapse six months following separation from service and that will be settled in cash; 15,349 restricted stock units related to the grant of Executive Restricted Stock Units in 2018, for which restrictions lapse six months after separation from service and will be settled in cash; and 43,492 restricted stock units related to grants for the PSP XIV target award. The actual payouts with regard to the targets for PSP XIV were approved by the HRCC at its February 2019 meeting, and, pursuant to that decision, Ms. Carrig received 79,155 units. Restrictions on the PSP XIV award lapsed on February 19, 2019, and the award settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Subsequent elections may also impact the final timing of the payout of these awards. Due to her retirement less than one year after the beginning of the performance period, Ms. Carrig forfeited the target awards for PSP for the 2018 through 2020 performance period. Her target for that award was reduced to zero, as discussed in note 9 to the *Summary Compensation Table*. In addition, Ms. Carrig's targets for PSP relating to the performance periods beginning in 2016 and 2017 were reduced to reflect service of less than the full time of the respective performance periods.

For Executive Restricted Stock Units (2018 grant of which is included in the *Estimated Future Payouts Under Equity Incentive Plan Awards* columns of the *Grants of Plan-Based Awards Table*), in cases where retirement occurs six months from grant date, the employee retains the award. Because Ms. Carrig retired more than six months after the grant date, Ms. Carrig retained her 2018 Executive Restricted Stock Unit grant.

[12] Reflects potential stock awards under ongoing performance periods for the PSP for the performance periods beginning January 2017 (Mr. Lance, 149,954 target units; Mr. Wallette, 48,553 target units; Mr. Fox, 70,709 target units; Mr. Hirshberg, 68,692 target units; Ms. Rose, 13,959 target units; and Ms. Carrig, 18,946 target units) and January 2018 (Mr. Lance, 136,688 target units; Mr. Wallette, 44,258 target units; Mr. Fox, 64,453 target units; Mr. Hirshberg, 62,614 target units; Ms. Rose, 21,974 target units; and Ms. Carrig, zero target units reflecting the forfeiture of target units as described in note 11 above). There is no assurance that these awards will be granted at, below, or above target after the end of the relevant performance periods because determination of whether to make an actual grant to, and the amount of any actual grant for, Named Executive Officers is within the discretion of the HRCC.

# Option Exercises and Stock Vested

The *Option Exercises* and *Stock Vested* table is used to show equity awards measured in ConocoPhillips stock where there was an option exercised by, or a stock award that vested to, a Named Executive Officer during 2018.

| | Option Awards | | Stock Awards[1] | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized upon Exercise | Number of Shares Acquired on Vesting (#) | Value Realized Upon Vesting |
| R.M. Lance | 160,064 | $5,766,360 | 66,310[2] | $3,686,526 |
| D.E. Wallette, Jr. | 59,432 | 2,141,265 | 25,735[3] | 1,431,495 |
| M.J. Fox | — | — | 41,941[3] | 2,332,681 |
| A.J. Hirshberg | — | — | 37,871[3] | 2,108,472 |
| K.B. Rose | — | — | — | — |
| J.L. Carrig (retired) | 187,646 | 5,372,763 | 19,527[3] | 1,086,411 |

[1] Includes restricted stock units for the Executive Restricted Stock Unit Program award in 2018 for which restrictions were lapsed in order to satisfy required tax withholding.

[2] Includes restricted stock units for PSP XIII, for which restrictions lapsed on the third anniversary of the grant date. PSP XIII was settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan. Mr. Lance elected to continue to hold the restricted stock units for PSP VIII Tail. Also includes restricted stock and restricted stock units for LTIP VIII and LTIP IX with regard to which the HRCC approved the cancellation of shares and 1,334 units in favor of the creation of an account with a similar value in the Key Employee Deferred Compensation Plan. See note 2 to the *Nonqualified Deferred Compensation* table on page 92.

[3] Includes restricted stock units for PSP VIII Tail for which restrictions lapsed on the fifth anniversary of the grant date of the final approved award and PSP XIII, for which restrictions lapsed on the third anniversary of the grant date. PSP XIII was settled in cash, although the employee may have elected, prior to the beginning of the performance period, to have some or all of the settlement deferred into the Key Employee Deferred Compensation Plan.

# Pension Benefits

ConocoPhillips maintains several defined benefit plans for eligible employees. With regard to U.S.-based salaried employees, the defined benefit plan that is qualified under the Internal Revenue Code is the ConocoPhillips Retirement Plan ("CPRP"). Effective January 1, 2019, the CPRP was closed to new hires and rehires who will instead receive an enhanced benefit under the ConocoPhillips Savings Plan.

The CPRP is a non-contributory plan that is funded through a trust. The CPRP consists of eight titles, each one corresponding to a different pension formula and having numerous other differences in terms and conditions. Employees are eligible for current participation in only one title (although an employee may also have a frozen benefit under one or more other titles), and eligibility is based on heritage company and date of hire. Of the Named Executive Officers, Messrs. Lance and Wallette (having been employees of Phillips Petroleum Company) are eligible for, and vested in, benefits under Title I of the CPRP, and Messrs. Fox and Hirshberg are eligible for, and vested in, benefits under Title II. Prior to her retirement, Ms. Carrig was eligible for, and vested in, benefits under Title II. Ms. Rose is eligible for, but has not yet completed the required three years of service to vest in, benefits under Title II. Under Title I, employees become vested in the benefits after five years of service. Under Title II, employees become vested in their benefits after three years of service. Titles I and II allow the employee to elect the form of benefit payment from among several annuity types or a single sum payment option, but all of the options are actuarially equivalent.

Title I provides a final average earnings type of pension benefit for eligible employees payable at normal or early retirement. Under Title I, normal retirement occurs upon termination on or after age 65; early retirement can occur at age 55 with five years of service (or if laid off during or after the year in which the participant reaches age 50). Under Title I, early retirement benefits are reduced by five percent per year for each year before age 60 that benefits are paid, but for benefits that commence at or after age 60, the benefit is unreduced. Messrs. Lance and Wallette were eligible for early retirement at the end of 2018 under the terms of Title I.

Retirement benefits under Title I are calculated as the product of 1.6 percent times years of credited service multiplied by the final annual eligible average compensation. Final annual eligible average compensation is calculated using the three highest consecutive years in the last ten calendar years before retirement plus the year of retirement. Such benefits are reduced by the product of 1.5 percent of the annual primary Social Security benefit multiplied by years of credited service, although a maximum reduction limit of 50 percent may apply in certain cases. The formula below illustrates how the retirement benefits are calculated. For purposes of the formula, "pension compensation" denotes the final annual eligible average compensation described above.

$$\left[\ 1.6\%\ \times\ \text{Pension Compensation}\ \times\ \text{Years of Credited Service}\ \right]\ -\ \left[\ 1.5\%\ \times\ \text{Annual Primary SS Benefit}\ \times\ \text{Years of Credited Service}\ \right]$$

Eligible pension compensation generally includes salary and annual incentive compensation. However, under Title I, if an eligible employee receives layoff benefits from ConocoPhillips, eligible pension compensation includes the annualized salary for the year of layoff, rather than actual salary, and years of credited service are increased by any period for which layoff benefits are calculated. Furthermore, foreign service as an employee of Phillips Petroleum Company through 1991 is counted as time and a quarter when determining the service element in the benefit formula under Title I. Among the Named Executive Officers, only Mr. Wallette had any time credited for such foreign service. (The notes to the table on page 90 provide further detail on that credited service.)

Benefits under Title II are based on monthly pay and interest credits to a cash balance account created on the first day of the month after a participant's hire date. Pay credits are equal to a percentage of total salary and annual incentive compensation. Participants whose combined age and years of service total less than 44 receive a six percent pay credit, those whose combined age and years of service total 44 through 65 receive a seven percent pay credit, and those whose combined age and years of service total 66 or more receive a nine percent pay credit. Normal retirement age is 65, but participants may receive their vested benefit upon termination of employment at any age. Mr. Fox and Ms. Carrig were eligible for the nine percent pay credit, while Mr. Hirshberg and Ms. Rose were eligible for the seven percent pay credit.

Eligible pension compensation under Titles I and II is limited in accordance with the Internal Revenue Code. In 2018, that limit was $275,000. The Internal Revenue Code also limits the annual benefit (expressed as an annuity) available under Titles I and II. In 2018, that limit was $220,000 (reduced actuarially for ages below 62).

In addition to participation in the U.S.-based plans as described above, Mr. Fox is a participant in the ConocoPhillips UK Pension Plan (the "UK Plan"), a defined benefit pension plan that is funded through a trust, with regard to the time he was on the U.K. payroll. The UK Plan is a U.K. registered plan with Her Majesty's Revenue and Customs. The UK Plan consists of two sections: the ConocoPhillips section and the Heritage Conoco section. The ConocoPhillips section is contributory. The Heritage Conoco section is non-contributory. Mr. Fox is vested in, and will be eligible for, a benefit as a deferred vested participant in the Heritage Conoco section. Mr. Fox is retirement eligible, having reached age 55. The UK Plan provides a final average earnings type of pension benefit for eligible employees payable at normal pension age or early retirement upon approval by the Principal Employer of the UK Plan. Under the provisions of the UK Plan, a member is entitled to receive their full benefits upon attainment of normal pension age (60 in the case of a Heritage Conoco member) subsequent to termination. Early retirement may occur after termination after reaching age 55, but results in reduced benefits for each year prior to age 60 that benefits are paid. In general, retirement benefits are calculated as the product of 1.75 percent times years of credited service times final pensionable salary. Final pensionable salary is generally basic annual salary plus pensionable allowances earned in the 12 months before active membership in the UK Plan ceased. The UK Plan allows participants to choose between taking a full annuity or a tax-free cash lump sum of up to 25 percent of the value of the benefit and a reduced annuity. Both choices are actuarially equivalent, and the lump sum is capped at 25 percent of the lifetime allowance.

As a registered pension plan, there is an annual limit on the amount of pension savings that benefit from tax relief (the "Annual Allowance"). Since Mr. Fox is a deferred member of the plan and his pension does not increase during any pension input by more than the relevant percentage, he did not have any pension savings subject to the Annual Allowance. In addition, a lifetime allowance is imposed. The standard lifetime allowance for the current tax year is £1.03 million, although a participant may apply for fixed or individual protection at a higher level under certain circumstances. If the total value of U.K.-registered pension benefits exceeds a participant's lifetime allowance, legislation dictates the excess will incur a tax penalty at the time of distribution.

ConocoPhillips also maintains several nonqualified pension plans. These are funded through our general assets, although we also maintain trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the nonqualified pension plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors. The plan available to the Named Executive Officers is the ConocoPhillips Key Employee Supplemental Retirement Plan ("KESRP"). This plan is designed to replace benefits that would otherwise not be received due to limitations contained in the Internal Revenue Code that apply to qualified plans. The two such limitations that most frequently impact the benefits to employees are the limit on compensation that can be taken into account in determining benefit accruals and the maximum annual pension benefit. In 2018, the former limit was set at $275,000, while the latter was set at $220,000. The KESRP determines a benefit without regard to such limits, and then reduces that benefit by the amount of benefit payable from the related qualified plan (in this case, the CPRP). Thus, in operation the combined benefits payable from the related plans for an eligible employee equal the benefit that would have been paid if there had been no limitations imposed by the Internal Revenue Code. For participants in Title I of the CPRP for the KESRP final annual eligible average compensation is calculated using the three highest annual amounts for salary and VCIP in the last ten calendar years before retirement plus the year of retirement. Benefits under the KESRP are generally paid in a single sum at the later of age 55 or six months after retirement. When payments do not begin until after retirement, interest at then current six-month Treasury-bill rates, under most circumstances, will be credited on the delayed benefits. Distribution may also be made upon a determination of death or disability. Certain foreign service as an employee of Phillips Petroleum Company is counted as time and a quarter when determining the service element in the benefit formula under the KESRP. Among the Named Executive Officers, only Mr. Wallette had any time credited for such foreign service. (The notes to the table on page 90 provide further detail on that credited service.) Each of the Named Executive Officers is eligible for, and is vested in, the KESRP (other than Ms. Rose, who is eligible for, but not yet vested in, the KESRP).

Mr. Lance was an employee of ARCO Alaska, which was acquired by Phillips Petroleum Company in 2000. A special provision applies in calculating pension benefits for such employees under Title I. First, we calculate a benefit under the Title I formula using service with both ARCO and ConocoPhillips, subtracting from the result the value of the benefit under the ARCO plan through the time of the acquisition (for which the BP Retirement Accumulation Plan remains liable, after the acquisition of ARCO by BP and certain plan mergers). Next, we calculate a benefit under the Title I formula using only service with ConocoPhillips. We compare the results of the two methods, and the employee receives the larger benefit. For Mr. Lance, that calculation currently provides a larger benefit under the first method. The table reflects that benefit, showing only the value payable from the plan of ConocoPhillips, not from the BP Retirement Accumulation Plan.

Mr. Fox was previously an employee of Conoco (U.K.) Limited, which merged with a Phillips subsidiary in 2002, at the merger of Conoco Inc. and Phillips Petroleum Company. In 2003, Mr. Fox transferred from the U.K. payroll to the U.S. payroll and thus earned a deferred vested pension benefit in the ConocoPhillips UK Pension Plan. As an employee on the U.S. payroll, Mr. Fox became a participant in CPRP Title II. The time served as a participant in the UK Plan is taken into account when determining his Title II benefit in the CPRP and his KESRP benefit. Furthermore, Mr. Fox left ConocoPhillips in 2010 and returned in 2012. Mr. Fox is not credited with any service during the period he was employed elsewhere. However, pursuant to the terms of the KESRP, his benefit earned prior to his separation from service in 2010 was previously distributed.

Mr. Hirshberg was previously an employee of Exxon Mobil Corporation. In connection with his hiring by ConocoPhillips, Mr. Hirshberg became entitled to a benefit under the KESRP equal to the benefit calculated under the KESRP for a participant in Title I of the CPRP, reduced by actual benefits payable from the CPRP or other ConocoPhillips plans and by estimated benefits payable from the plans of ExxonMobil. Mr. Hirshberg is vested in the benefit payable under the KESRP. The table reflects that benefit, showing only the values payable from the plans of ConocoPhillips, not from the plans of ExxonMobil.

Except where otherwise noted, assumptions used in calculating the present value of accumulated benefits in the table are found in Note 18 in the Notes to Consolidated Financial Statements in ConocoPhillips' 2018 Annual Report on Form 10-K.

| Name | Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit[1] | Payments During Last Fiscal Year |
|---|---|---|---|---|
| **R.M. Lance** | Title I - ConocoPhillips Retirement Plan | 35 | $ 1,267,692 | $ — |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | 35 | 36,798,839 | — |
| **D.E. Wallette, Jr.**[2] | Title I - ConocoPhillips Retirement Plan | 38 | 2,303,173 | — |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | 38 | 18,441,132 | — |
| **M.J. Fox**[3] | Title II - ConocoPhillips Retirement Plan | 33 | 406,894 | — |
| | ConocoPhillips UK Pension Plan | 20 | 1,292,024 | — |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | 33 | 1,653,387 | — |
| **A.J. Hirshberg**[4] | Title II - ConocoPhillips Retirement Plan | 8 | 174,453 | — |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | 36 | 19,151,386 | — |
| **K.B. Rose**[5] | Title II - ConocoPhillips Retirement Plan | <1 | 12,849 | — |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | <1 | — | — |
| **J.L. Carrig (retired)**[6] | Title II - ConocoPhillips Retirement Plan | 12 | — | 294,589 |
| | ConocoPhillips Key Employee Supplemental Retirement Plan | 12 | 1,081,356 | — |

[1] The eligible pension compensation, as defined on pages 87-89, used to calculate the present value of the accumulated benefit for U.S. plans in this column as of December 31, 2018, for each Named Executive Officer is: Mr. Lance, $5,961,369; Mr. Wallette, $2,323,668; Mr. Fox, $3,866,956; Mr. Hirshberg, $3,098,499; Ms. Rose, $183,750; and Ms. Carrig, $1,713,188. Mr. Fox's UK pension benefit and eligible pension compensation of $105,915 was converted to U.S. dollars at an exchange rate per British Pound Sterling of $1.2759 as of December 31, 2018.

[2] Includes additional credited service for Mr. Wallette of 7.25 months related to foreign service prior to 1992, when the credit was discontinued.

[3] Mr. Fox became an employee of ConocoPhillips on January 1, 2012. Prior to joining ConocoPhillips, Mr. Fox was an employee of Nexen Inc. None of the benefits earned by Mr. Fox as an employee of Nexen are included in the table. The service credited to Mr. Fox does not include his time of service with Nexen. However, prior to his service at Nexen, Mr. Fox was an employee of ConocoPhillips and ConocoPhillips UK. Mr. Fox's service shown in the table includes that prior service with ConocoPhillips, in accordance with the standard terms and conditions of the applicable plans. Under Title II, and related provisions in the KESRP, Mr. Fox received pay credits equal to nine percent of his pension compensation in 2018, since his combined age and years of service exceed 65. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Mr. Fox's case, are 33.

[4] Mr. Hirshberg became an employee of ConocoPhillips on October 6, 2010. Prior to joining ConocoPhillips, Mr. Hirshberg was employed by ExxonMobil and participated in its defined benefit plans. None of the benefits earned by Mr. Hirshberg as an employee of ExxonMobil are included in the table. The service credited to Mr. Hirshberg does not include his time of service with ExxonMobil with regard to calculation of his benefit under Title II, but, pursuant to the offer letter and resolutions approved by the HRCC in connection with his hire, service credited to Mr. Hirshberg with regard to calculation of his benefit under the KESRP as a deemed Title I participant does include his time of service with ExxonMobil. This is reflected in the table by showing different service crediting periods for Mr. Hirshberg with regard to each of the plans. In determining his benefit in accordance with Title II, the service crediting period for Title II is also included in the service crediting period for the KESRP. Under Title II, and related provisions in the KESRP, Mr. Hirshberg received pay credits equal to seven percent of his pension compensation in 2018, since his combined age and years of service was 65. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Mr. Hirshberg's case, are eight. For purposes of determining his benefit in the KESRP as a deemed Title I participant, years of service would include both his total years of service with ExxonMobil and ConocoPhillips, which in Mr. Hirshberg's case, are 36.

[5] Ms. Rose became an employee of ConocoPhillips on September 4, 2018. Under Title II, and related provisions in the KESRP, Ms. Rose received pay credits equal to seven percent of her pension compensation in 2018, since her combined age and years of service was 52. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Ms. Rose's case, are less than one.

[6] Ms. Carrig became an employee of ConocoPhillips on August 1, 2006. Under Title II, and related provisions in the KESRP, Ms. Carrig received pay credits equal to nine percent of her pension compensation in 2018, since her combined age and years of service exceed 65. See the narrative above for a discussion of this feature. For these purposes, years of service would include total years of service with ConocoPhillips, which, in Ms. Carrig's case, are twelve. Ms. Carrig retired effective October 1, 2018 and received a lump-sum distribution of her qualified Title II benefit. Ms. Carrig will receive a lump sum distribution of her nonqualified KESRP benefit six months following her separation from service.

# Nonqualified Deferred Compensation

ConocoPhillips maintains several nonqualified deferred compensation plans for its eligible employees in addition to the plans discussed in the *Pension Benefits* section beginning on page 87. Those available to the Named Executive Officers are briefly described below.

The Key Employee Deferred Compensation Plan of ConocoPhillips ("KEDCP") is a nonqualified deferral plan that permits certain key employees voluntarily to defer salary and VCIP (or other similar annual incentive compensation program payments that would otherwise be received in subsequent years). Amounts payable from the PSP for performance periods ending in 2015 or later also may be deferred to the KEDCP. Beginning in 2018, amounts payable from the Executive Restricted Stock Unit Program also may be deferred to the KEDCP. The KEDCP permits eligible employees to defer compensation of up to 100 percent of PSP, VCIP, and Executive Restricted Stock Units and up to 50 percent of salary. Each of the Named Executive Officers is eligible to participate in, and is fully vested in, the KEDCP.

Under the KEDCP, for amounts deferred and vested after December 31, 2004, the default distribution option is to receive a lump sum to be paid at least six months after separation from service. Participants may elect to defer payments from one to five years after separation from service, and to receive annual, semiannual, or quarterly payments for a period of up to 15 years. For elections that set a date certain for payment, the distribution will begin in the calendar quarter following the date requested and will be paid out on the distribution schedule elected by the participant.

For amounts deferred prior to January 1, 2005, a one-time revision of the ten annual installment payments schedule is allowed from 365 days to no later than 90 days prior to retirement at age 55 or above or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above. Participants may receive distributions in one to 15 annual installments, two to 30 semi-annual installments, or four to 60 quarterly installments.

The Defined Contribution Make-Up Plan of ConocoPhillips ("DCMP") is a nonqualified restoration plan under which ConocoPhillips makes employer contributions that cannot be made in the qualified ConocoPhillips Savings Plan—a defined contribution plan of the type often referred to as a 401(k) plan—due to certain voluntary reductions of salary under the KEDCP or due to limitations imposed by the Internal Revenue Code. For 2018, the Internal Revenue Code limited the amount of compensation that could be taken into account in determining a benefit under the ConocoPhillips Savings Plan to $275,000. Employees make no contributions to the DCMP. Each of the Named Executive Officers is eligible to participate in, and is fully vested in, the DCMP.

Under the DCMP, amounts vested after December 31, 2004, will be distributed as a lump sum six months after separation from service, or, at a participant's election, in one to 15 annual installments, two to 30 semi-annual installments, or four to 60 quarterly installments, beginning no earlier than one year after separation from service. For amounts vested prior to January 1, 2005, participants may, from 365 days to no later than 90 days prior to termination or within 30 days after being notified of layoff in the calendar year in which the employee is age 50 or above, indicate a preference to defer the value into an account under the KEDCP.

Each participant directs investments of the individual accounts set up for that participant under either the KEDCP or the DCMP. Participants may make changes in the investments as often as daily. All ConocoPhillips defined contribution nonqualified deferred compensation plans allow investment of deferred amounts in a broad range of mutual funds or other market-based investments, including ConocoPhillips stock. As market-based investments, none of these provide above-market return.

Since each executive participating in each plan chooses the investment vehicle or vehicles and may change allocations, the return on the investment will depend on how well the underlying investment fund performs during the period the executive chose it as an investment vehicle. The aggregate performance of each such investment is reflected in the Nonqualified Deferred Compensation Table under the column Aggregate Earnings in Last Fiscal Year.

Benefits due under each of the plans discussed above are paid from ConocoPhillips' general assets, although we also maintain trusts of the type generally known as "rabbi trusts" that may be used to pay benefits under the plans. The trusts and the funds held in them are assets of ConocoPhillips. In the event of bankruptcy, participants would be unsecured general creditors.

| Name | Applicable Plan[1] | Beginning Balance | Executive Contributions in Last FY[2] | Registrant Contributions in Last FY[3] | Aggregate Earnings in Last FY[4] | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last FYE[5] |
|---|---|---|---|---|---|---|---|
| **R.M. Lance** | Defined Contribution Make-Up Plan of ConocoPhillips | $ 1,547,772 | $ — | $142,500 | $ 82,981 | $— | $ 1,773,253 |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | 4,780,654 | 182,807 | — | 33,335 | — | 4,996,796 |
| **D.E. Wallette, Jr.** | Defined Contribution Make-Up Plan of ConocoPhillips | 568,852 | — | 71,044 | (31,542) | — | 608,354 |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | 10,070,564 | 2,640,804 | — | (752,885) | — | 11,958,483 |
| **M.J. Fox** | Defined Contribution Make-Up Plan of ConocoPhillips | 546,734 | — | 96,600 | 15,334 | — | 658,668 |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | — | — | — | — | — | — |
| **A.J. Hirshberg** | Defined Contribution Make-Up Plan of ConocoPhillips | 594,197 | — | 93,060 | 23,641 | — | 710,898 |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | — | — | — | — | — | — |
| **K.B. Rose** | Defined Contribution Make-Up Plan of ConocoPhillips | — | — | — | — | — | — |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | — | — | — | — | — | — |
| **J.L. Carrig (retired)** | Defined Contribution Make-Up Plan of ConocoPhillips | 628,108 | — | 29,502 | (8,497) | — | 649,113 |
| | Key Employee Deferred Compensation Plan of ConocoPhillips | 3,796,219 | 2,108,139 | — | (427,111) | — | 5,477,247 |

[1] Our primary defined contribution deferred compensation programs for executives (KEDCP and DCMP) make a variety of investments available to participants. As of December 31, 2018, there were a total of 95 investment options, 35 of which were the same as those available in ConocoPhillips' primary tax-qualified defined contribution plan for employees (the ConocoPhillips Savings Plan, a 401(k) plan) and 60 of which were other mutual fund options approved by an administrator designated by the relevant plan.

[2] Reflects deferrals by the Named Executive Officer under the KEDCP in 2018. For Mr. Lance, this column reflects $182,807 in a deferred LTIP VIII and IX payout covering the performance periods of 2000 through 2002 and 2002 through 2004 respectively. For Mr. Wallette, this column reflects $1,669,059 in 2017 VCIP deferred (included in the *2017 Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table*), and $971,745 in a deferred PSP XIII payout covering performance period 2015 through 2017. For Ms. Carrig, this column reflects $285,012 in 2018 salary deferred (included in the *2018 Salary* column of the *Summary Compensation Table*), $1,108,723 in 2017 VCIP deferred (included in the *2017 Non-Equity Incentive Plan Compensation* column of the *Summary Compensation Table*), and $714,404 in a deferred PSP XIII payout covering performance period 2015 through 2017.

[3] Reflects contributions by ConocoPhillips under the DCMP relating to wages earned in 2018 (included in the *All Other Compensation* column of the *Summary Compensation Table* on page 79 for 2018). Of this amount, the following amounts were contributed in January 2019, relating to company contributions on 2018 service: for Mr. Lance, $34,000; for Mr. Wallette, $20,190; for Mr. Fox, $24,820; for Mr. Hirshberg; $24,112; and for Ms. Carrig, $4,201. In addition to the amounts shown relating to 2018, contributions by ConocoPhillips under the DCMP in earlier years (included in the *All Other Compensation* column of the *Summary Compensation Table* for those respective years) were as follows: in 2017 for Mr. Lance, $128,700; for Mr. Wallette, $62,226; for Mr. Fox, $87,390; for Mr. Hirshberg, $84,204; and for Ms. Carrig, $44,103; in 2016, for Mr. Lance, $86,100; for Mr. Wallette, $40,473; for Mr. Fox, $58,560; for Mr. Hirshberg, $54,792; and for Ms. Carrig, $29,702.

[4] None of these earnings are included in the Summary Compensation Table for 2018. Aggregate earnings reflect the net impact of investment gains and losses and, consequently, may be a negative amount.

[5] Reflects contributions by our Named Executive Officers, contributions by ConocoPhillips, and earnings on balances prior to 2018; plus, contributions by our Named Executive Officers, contributions by ConocoPhillips, and earnings for 2018, less any distributions (shown in the appropriate columns of this table, with amounts that are included in the *Summary Compensation Table* for 2018 shown in notes 2, 3 and 4 above). This also includes contributions by ConocoPhillips made in January 2019, allocated to 2018. See note 3 above.

# Executive Severance and Changes in Control

Salary and other compensation for our Named Executive Officers is set by the HRCC, as described in the *"Compensation Discussion and Analysis"* beginning on page 48 of this Proxy Statement. These officers may participate in ConocoPhillips' employee benefit plans and programs for which they are eligible, in accordance with their terms. The amounts earned by the Named Executive Officers for 2018 appear in the various *Executive Compensation Tables* beginning on page 79 of this Proxy Statement.

Each of our Named Executive Officers is expected to receive amounts earned while employed unless the executive voluntarily resigns prior to becoming retirement-eligible or is terminated for cause. Such amounts include:

> VCIP compensation earned during the fiscal year;

> Grants pursuant to the PSP for the most-recently completed performance period and ongoing performance periods in which the executive participated for at least one year;

> Previously granted restricted stock and restricted stock units;

> Vested stock option grants under the Stock Option Program;

> Amounts contributed and vested under our defined contribution plans; and

> Amounts accrued and vested under our retirement plans.

While normal retirement age under our benefit plans is 65, early retirement provisions allow benefits at earlier ages if vesting requirements are met, as discussed in the sections of this Proxy Statement titled *Pension Benefits* and *Nonqualified Deferred Compensation*. For our compensation programs (VCIP, Stock Option Program, Executive Restricted Stock Unit Program, and PSP), early retirement is generally defined to be termination at or after the age of 55 with five years of service. As of December 31, 2018, each of our Named Executive Officers had met the early retirement criteria with the exception of Ms. Rose, who joined the Company in September 2018. In addition, specific severance arrangements for executive officers, including the Named Executive Officers, are provided under two severance plans: (1) the ConocoPhillips Executive Severance Plan ("CPESP"), which is available to a limited number of senior executives; and (2) the ConocoPhillips Key Employee Change in Control Severance Plan ("CICSP"), which is also available to a limited number of senior executives but only upon a change in control. These arrangements are described below. Executives are not entitled to participate in both plans as a result of a single event. For example, executives receiving benefits under the CICSP would not be entitled to benefits potentially payable under the CPESP relating to the event giving rise to benefits under the CICSP.

## CONOCOPHILLIPS EXECUTIVE SEVERANCE PLAN

The CPESP covers executives in salary grades generally corresponding to vice president and higher. Under the CPESP, if ConocoPhillips terminates the employment of a plan participant other than for cause, as defined in the plan, upon executing a general release of liability and, if requested, an agreement not to compete with ConocoPhillips, the participant will be entitled to:

> A lump-sum cash payment equal to one-and-a-half or two times the sum of the employee's base salary and current target VCIP;

> A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from the crediting of an additional one-and-a-half or two years to the employee's number of years of age and service under the applicable pension plan;

> A lump-sum cash payment equal to ConocoPhillips' cost of certain welfare benefits for an additional one-and-a-half or two years;

> Continuation in eligibility for a pro rata portion of the annual VCIP for which the employee is eligible in the year of termination; and

> Treatment as a layoff under our various compensation and equity programs. Generally, layoff treatment will allow executives to retain awards previously made and continue their eligibility under ongoing ConocoPhillips programs. Thus, actual program grants of restricted stock or restricted stock units would vest, and the executive would remain eligible for awards attributable to ongoing performance periods under the PSP in which the executive had participated for at least one year.

ConocoPhillips may amend or terminate the CPESP at any time. Amounts payable under the CPESP will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to ConocoPhillips, monetarily or otherwise, or, if required by law to be "clawed back," such as may be the case in certain circumstances under the Sarbanes-Oxley Act or the Dodd-Frank Act.

## CONOCOPHILLIPS KEY EMPLOYEE CHANGE IN CONTROL SEVERANCE PLAN

The CICSP covers executives in salary grades generally corresponding to vice president and higher, and the CICSP is incorporated by reference to Exhibit 10.21 to the Annual Report of ConocoPhillips on Form 10-K for the year ended December 31, 2013; File No. 001-32395. Under the CICSP, if within two years after a "change in control" of ConocoPhillips, the employment of a participant is terminated by ConocoPhillips other than for cause, or by the participant for good reason (as such terms are defined in the plan), upon executing a general release of liability, the participant will be entitled to:

> A lump-sum cash payment equal to two or three times the sum of the employee's base salary and the higher of current target VCIP compensation or the previous two years' average VCIP compensation;

> A lump-sum cash payment equal to the present value of the increase in pension benefits that would result from crediting an additional two or three years to the employee's number of years of age and service under the applicable pension plan;

> A lump-sum cash payment equal to ConocoPhillips' cost of certain welfare benefits for an additional two or three years;

> Continuation in eligibility for a pro rata portion of the annual VCIP compensation for which the executive is eligible in the year of termination; and

> If necessary, a gross-up payment sufficient to compensate the executive for the amount of any excise tax imposed on payments made under the plan or otherwise pursuant to Section 4999 of the Internal Revenue Code and for any taxes imposed on this additional payment, although if the applicable payments are not more than 110 percent of the "safe harbor" amount under Section 280G of the Internal Revenue Code, the payments are "cut back" to the safe harbor amount rather than a gross-up payment being made. Executives who became participants in the plan after the spinoff in 2012 (including Ms. Rose) are not eligible for this gross-up payment.

Upon a change in control, with respect to awards granted prior to or attributable to performance periods prior to January 1, 2014, each participant's equity awards will vest, and any applicable restrictions will lapse. With respect to awards granted after December 31, 2013, attributable to performance periods beginning on or after January 1, 2014, that are assumed, or substituted for, by an acquirer, accelerated vesting will occur only following both a change in control and a termination of employment. Termination of employment includes involuntary termination for cause or voluntary termination for good reason. Participants will continue to be able to exercise stock options for their remaining terms, but exercisability of stock options will not be accelerated. No distributions are made with respect to restricted stock units until after the participant separates from service.

After a change in control, the CICSP may not be amended or terminated if such amendment would be adverse to the interests of any eligible employee, without the employee's written consent. Amounts payable under the plan will be offset by any payments or benefits that are payable to the severed employee under any other plan, policy, or program of ConocoPhillips relating to severance, and amounts may also be reduced in the event of willful and bad faith conduct demonstrably injurious to ConocoPhillips, monetarily or otherwise, or if required by law to be "clawed back," such as may be the case in certain circumstances under the Sarbanes-Oxley Act or the Dodd-Frank Act.

## QUANTIFICATION OF SEVERANCE PAYMENTS

Each of our NEOs is expected to receive amounts earned during his or her period of employment unless he or she voluntarily resigns prior to becoming retirement-eligible or is terminated for-cause. The following tables reflect the amount of incremental compensation payable in excess of the items listed above to each of our Named Executive Officers (other than Ms. Carrig, who retired from the Company effective October 1, 2018) in the event of involuntary not-for-cause termination, termination following a change-in-control ("CIC") (either involuntarily without cause or for good reason), and in the event of the death or disability of the executive. The amounts actually paid to Ms. Carrig upon her retirement are shown in the *Summary Compensation Table* and accompanying footnotes, found beginning on page 79. For our other NEOs, the amounts shown below assume that such termination was effective as of December 31, 2018, and thus include amounts earned through such time, and are estimates of the amounts that would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of an executive's separation from ConocoPhillips. In the event of a for-cause termination, the HRCC can suspend the right to exercise, refuse to honor the exercise of awards already requested, or cancel awards granted if a NEO engages in any activity determined to be detrimental to ConocoPhillips. In addition, the NEO's incentive compensation is subject to a clawback policy. See page 76 for more information about the clawback policy.

| Executive Benefits and Payments Upon Termination | Involuntary Not-for-Cause Termination (Not CIC) | Involuntary or Good Reason Termination (CIC) | Death | Disability |
|---|---|---|---|---|
| **R.M. Lance*** | | | | |
| Base Salary | $ 3,400,000 | $ 5,100,000 | $ — | $— |
| Short-term Incentive | 5,440,000 | 10,852,801 | — | — |
| Variable Cash Incentive Program | — | — | — | — |
| January 2016 - December 2018 (performance period) | — | — | — | — |
| January 2017 - December 2019 (performance period) | — | 3,116,565 | — | — |
| January 2018 - December 2020 (performance period) | — | 5,681,672 | — | — |
| Other Restricted Stock/Units | — | — | — | — |
| Stock Options/SARs: | | | | |
|    Unvested and Accelerated | — | — | — | — |
| Incremental Pension | 2,408,498 | 3,346,959 | — | — |
| Post-employment Health & Welfare | 88,634 | 132,952 | — | — |
| Life Insurance | — | — | 3,400,100 | — |
| 280G Tax Gross-up | — | 11,143,944 | — | — |
| | $11,337,132 | $39,374,893 | $3,400,100 | $— |

| Executive Benefits and Payments Upon Termination | Involuntary Not-for-Cause Termination (Not CIC) | Involuntary or Good Reason Termination (CIC) | Death | Disability |
|---|---|---|---|---|
| **D.E. Wallette, Jr.*** | | | | |
| Base Salary | $2,018,976 | $ 3,028,464 | $ — | $— |
| Short-term Incentive | 2,018,976 | 3,948,405 | — | — |
| Variable Cash Incentive Program | — | — | — | — |
| January 2016 - December 2018 (performance period) | — | — | — | — |
| January 2017 - December 2019 (performance period) | — | 1,009,072 | — | — |
| January 2018 - December 2020 (performance period) | — | 1,839,670 | — | — |
| Other Restricted Stock/Units | — | — | — | — |
| Stock Options/SARs: | | | | |
|    Unvested and Accelerated | — | — | — | — |
| Incremental Pension | 707,292 | 707,292 | — | — |
| Post-employment Health & Welfare | 77,058 | 115,586 | — | — |
| Life Insurance | — | — | 2,019,000 | — |
| 280G Tax Gross-up | — | 4,236,229 | — | — |
| | $4,822,302 | $14,884,718 | $2,019,000 | $— |

* See notes beginning on page 97

| Executive Benefits and Payments Upon Termination | Involuntary Not-for-Cause Termination (Not CIC) | Involuntary or Good Reason Termination (CIC) | Death | Disability |
|---|---|---|---|---|
| **M.J. Fox*** | | | | |
| Base Salary | $2,482,000 | $ 3,723,000 | $ — | $— |
| Short-term Incentive | 2,854,300 | 6,015,438 | — | — |
| Variable Cash Incentive Program | — | — | — | — |
| January 2016 - December 2018 (performance period) | — | — | — | — |
| January 2017 - December 2019 (performance period) | — | 1,469,590 | — | — |
| January 2018 - December 2020 (performance period) | — | 2,679,063 | — | — |
| Other Restricted Stock/Units | — | — | — | — |
| Stock Options/SARs: | | | | |
| Unvested and Accelerated | — | — | — | — |
| Incremental Pension | 428,644 | 627,109 | — | — |
| Post-employment Health & Welfare | 62,103 | 105,575 | — | — |
| Life Insurance | — | — | 2,482,100 | — |
| 280G Tax Gross-up | — | 5,451,073 | — | — |
| | $5,827,047 | $20,070,848 | $2,482,100 | $— |

| Executive Benefits and Payments Upon Termination | Involuntary Not-for-Cause Termination (Not CIC) | Involuntary or Good Reason Termination (CIC) | Death | Disability |
|---|---|---|---|---|
| **A.J. Hirshberg*** | | | | |
| Base Salary | $2,411,200 | $ 3,616,800 | $ — | $— |
| Short-term Incentive | 2,772,880 | 5,694,015 | — | — |
| Variable Cash Incentive Program | — | — | — | — |
| January 2016 - December 2018 (performance period) | — | — | — | — |
| January 2017 - December 2019 (performance period) | — | 1,427,628 | — | — |
| January 2018 - December 2020 (performance period) | — | 2,602,650 | — | — |
| Other Restricted Stock/Units | — | — | — | — |
| Stock Options/SARs: | | | | |
| Unvested and Accelerated | — | — | — | — |
| Incremental Pension | 1,098,983 | 886,496 | — | — |
| Post-employment Health & Welfare | 259,181 | 392,062 | — | — |
| Life Insurance | — | — | 2,411,300 | — |
| 280G Tax Gross-up | — | 5,378,591 | — | — |
| | $6,542,244 | $19,998,242 | $2,411,300 | $— |

| Executive Benefits and Payments Upon Termination | Involuntary Not-for-Cause Termination (Not CIC) | Involuntary or Good Reason Termination (CIC) | Death | Disability |
|---|---|---|---|---|
| **K.B. Rose*** | | | | |
| Base Salary | $1,470,000 | $2,205,000 | $ — | $ — |
| Short-term Incentive | 1,308,300 | 1,962,450 | — | — |
| Variable Cash Incentive Program | 215,324 | 215,324 | 215,324 | 215,324 |
| January 2016 - December 2018 (performance period) | — | — | — | — |
| January 2017 - December 2019 (performance period) | — | 870,344 | 217,602 | 217,602 |
| January 2018 - December 2020 (performance period) | — | 1,370,050 | 195,712 | 195,712 |
| Other Restricted Stock/Units | 244,100 | 639,345 | 639,345 | 639,345 |
| Stock Options/SARs: | | | | |
| Unvested and Accelerated | — | — | — | — |
| Incremental Pension | 155,870 | 242,529 | — | — |
| Post-employment Health & Welfare | 109,554 | 165,930 | — | — |
| Life Insurance | — | — | 1,470,000 | — |
| 280G Tax Gross-up | — | — | — | — |
| | $3,503,148 | $7,670,972 | $2,737,983 | $1,267,983 |

* See notes beginning on page 97

As discussed in the narrative preceding the tables above, the amounts shown indicate the difference in compensation arising from the stated type of termination in comparison to a voluntary resignation. A Named Executive Officer who voluntarily resigns before reaching the retirement age and service threshold contained in those equity awards and compensation programs (age 55 with 5 years of service) would not earn awards for ongoing performance periods under the VCIP, the PSP, the Executive Restricted Stock Unit Program, or the Stock Option Program, and would lose prior awards under the PSP and the Executive Restricted Stock Unit Program (or other restricted stock or restricted stock units) and stock options. For a Named Executive Officer who has reached the retirement age and service threshold in those programs, a voluntary resignation would be deemed a retirement, and thus would not typically lose those awards. However, before the awards are actually delivered as cash or stock (including upon the exercise of an option), the awards remain at risk, even for a Named Executive Officer who has reached the age and service threshold. If ConocoPhillips were to invoke the detrimental activity clause, amounts that would normally be paid in connection with a voluntary resignation to a Named Executive Officer who had reached the age and service threshold would instead be forfeited.

* **Notes Applicable to All Termination Tables**—Benefits that would be available generally to all or substantially all salaried employees on the U.S. payroll are not included in the amounts shown above. In preparing the tables, we made the following assumptions:

> **Base Salary**—In the event of an involuntary not-for-cause termination not related to a change in control ("regular involuntary termination"), the amount reflects two times base salary. In the event of an involuntary or good reason termination related to a change in control ("CIC termination"), the amount reflects three times base salary.

> **Short-Term Incentives**—In the event of a regular involuntary termination, the amount reflects two times the current VCIP target. In the event of a CIC termination, the amount reflects three times the current VCIP target or three times the average of the prior two VCIP payouts, whichever is greater.

> **Variable Cash Incentive Program**—In the event of a regular involuntary termination or a CIC termination, the amount reflects the employee's pro rata current VCIP target. Targets for VCIP are for a full year and are pro rata for the Named Executive Officers based on time spent in their respective positions.

> **Restricted Stock and Restricted Stock Units**—For the performance periods related to PSP, amounts for the January 2016—December 2018 period reflect actual payout units that were awarded in February 2019, except in the event of a CIC termination, the amounts reflect the higher of target or actual payout, as the award cannot be reduced following a change in control. Amounts for other ongoing PSP performance periods are shown at target, including any adjustments for promotion or demotion made since the target awards were granted. For awards under the Executive Restricted Stock Unit Program or made as off-cycle awards, amounts reflect actual units granted. For restricted stock and restricted stock units awarded under PSP and Executive Restricted Stock Unit Program or as off-cycle awards, amounts reflect the closing price of ConocoPhillips common stock on December 31, 2018, as reported on the NYSE ($62.35).

> **Stock Options**—For stock options where the December 31, 2018, ConocoPhillips common stock price was higher than the option exercise price, the amounts reflect the intrinsic value as if the options had been exercised on December 31, 2018, but only regarding the options the executive would have retained for the specific termination event. For options with an exercise price higher than the December 31, 2018, ConocoPhillips common stock price, the amounts reflect a zero intrinsic value regarding the options the executive would have retained for the specific termination event.

> **Incremental Pension Values**—The amounts reflect the single sum, discounted to a present value, of the increment due to an additional two years of age and service with associated pension compensation in the event of a regular involuntary termination (three years in the event of a CIC termination), regardless of whether the value is provided directly through a defined benefit plan or through the relevant severance plan.

> **280G Tax Gross-up**—Each Named Executive Officer (other than Ms. Rose) is entitled, under the CICSP, to an associated "excise tax gross-up" to the extent any CIC payment triggers the golden parachute excise tax provisions under Section 4999 of the Internal Revenue Code (within certain limitations). While this provision does not apply to any employee who began participation in the plan following the spinoff, all of the Named Executive Officers (other than Ms. Rose) were participants in the plan at that time. It is assumed that a CIC event will not trigger acceleration of any Phillips 66 equity awards granted as part of the equity conversion upon the spinoff. The following material assumptions were used to estimate excise taxes and associated tax gross-ups:

> Options are valued using a Black-Scholes-Merton-based option methodology;

> PSP XIV awards are treated as earned awards that would be subject to time-vesting conditions only given the performance measurement period closed on December 31, 2018;

> Parachute payments for time-vested stock options, restricted stock and restricted stock units are valued using Treas. Reg. Section 1.280G-1 Q&A 24(b) or (c) as applicable; and

> Calculations assume certain performance-based pay such as PSP awards still in an ongoing performance period and pro rata VCIP payments are reasonable compensation for services rendered prior to the CIC based on the portion of the performance period that would have elapsed through December 31, 2018.

# CEO Pay Ratio

ConocoPhillips' compensation and benefits philosophy and the overall structure of our compensation and benefit programs are designed to reward all employees who contribute to our success. We strive to ensure the compensation of every employee reflects their talents, skills, responsibilities, and experience and is competitive within our peer group. Compensation and benefits are benchmarked and set to be market-competitive in the employees' home payroll country. Under rules adopted pursuant to the Dodd-Frank Act, ConocoPhillips is required to calculate and disclose the total compensation paid to its median employee, as well as the ratio of total compensation paid to the median employee as compared to the total compensation paid to the CEO. The paragraphs that follow describe our methodology and the resulting CEO pay ratio.

The ratio of pay of the CEO compared to that of the median employee was approximately 143 to one in 2018. As permitted by the SEC rules, the median employee utilized for this pay ratio disclosure for 2018 is the same employee identified and used for the 2017 CEO pay ratio as there were no significant changes to the employee population, pay plans, or circumstances of the median employee that would reasonably result in a significant change to the CEO pay ratio.  The annual total compensation of the CEO was $23,423,434. The estimated median of the annual total compensation of all ConocoPhillips employees other than the CEO, as represented by the annual total compensation of a median employee, was $163,817. The compensation of the CEO and the median employee were determined using the same rules we followed in preparing the *Summary Compensation Table* on page 79, except the compensation of the CEO and median employee were adjusted to include non-discriminatory health and welfare benefits totaling $17,164 and $14,874, respectively.

ConocoPhillips had approximately 11,671 employees worldwide as of the prior year's determination date (October 1, 2017). To identify the "median employee," we excluded employees from nine countries, representing in total approximately 2.2% of employees worldwide. After excluding such employees and the CEO, we determined the pay ratio using the remaining approximately 11,418 employees. The chart below shows the countries from which employees were excluded and the approximate number of employees from each such country.

| Payroll Country Excluded | Number of Employees Excluded |
|---|---|
| China | 84 |
| Malaysia | 51 |
| Singapore | 34 |
| Timor Leste | 30 |
| Qatar | 24 |
| Colombia | 11 |
| Libya | 9 |
| Japan | 5 |
| Angola | 4 |

For the remaining employees, we used a consistently applied compensation measure that management believes reasonably reflects the annual compensation of employees and includes elements of compensation distributed widely among employees. Those elements were base salary, overtime, annual incentive compensation (VCIP) at target, equity awards, and certain country-specific allowances. We used data as of October 1, 2017, to identify ConocoPhillips employees, and data as of December 31, 2017, to determine the consistently applied compensation measure for those employees. Data not denominated in U.S. dollars was converted to U.S. dollars using an average monthly conversion rate for each denomination during 2017. Data came from ConocoPhillips' payroll records. We did not make any adjustments to the data to account for differences in cost of living in any of the countries in which we have employees.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

# Stock Ownership

## Holdings of Major Stockholders

The following table sets forth information regarding persons whom we know to be the beneficial owners of more than five percent of our issued and outstanding common stock (as of the date of such stockholders' Schedule 13G filings with the SEC):

| | Common Stock | |
|---|---|---|
| Name and Address | Number of Shares | Percent of Class |
| **The Vanguard Group**[1] | 90,047,652 | 7.82% |
| 100 Vanguard Blvd. | | |
| Malvern, PA 19355 | | |
| **BlackRock, Inc.**[2] | 83,965,778 | 7.3% |
| 55 East 52nd Street | | |
| New York, NY 10055 | | |
| **Capital World Investors**[3] | 71,664,309 | 6.2% |
| 333 South Hope Street | | |
| Los Angeles, CA 90071 | | |

[1] Based on a Schedule 13G/A filed with the SEC on February 11, 2019, by The Vanguard Group, on behalf of itself, Vanguard Fiduciary Trust Company, and Vanguard Investments Australia, Ltd.

[2] Based on a Schedule 13G/A filed with the SEC on February 11, 2019, by BlackRock Inc., on behalf of itself, BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, FutureAdvisor, Inc., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Deutschland AG, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd.

[3] Based on a Schedule 13G filed with the SEC on February 14, 2019, by Capital World Investors.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires ConocoPhillips' directors and executive officers, and persons who own more than 10 percent of a registered class of ConocoPhillips' equity securities, to file reports of ownership and changes in ownership of ConocoPhillips common stock with the SEC and the NYSE, and to furnish ConocoPhillips with copies of the forms they file. To ConocoPhillips' knowledge, based solely upon a review of the copies of such reports furnished to us and written representations of our officers and directors, during the year ended December 31, 2018, all Section 16(a) reports applicable to our officers and directors were filed on a timely basis.

# Securities Ownership of Officers and Directors

The following table sets forth the number of shares of our common stock beneficially owned as of February 20, 2019, unless otherwise noted, by each ConocoPhillips director, each Named Executive Officer, and all of our current directors and executive officers as a group. Together these individuals beneficially own less than one percent of our common stock. The table also includes information about stock options, restricted stock, and restricted and deferred stock units credited to the accounts of our directors and executive officers under various compensation and benefit plans. For purposes of this table, shares are considered to be "beneficially" owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of February 20, 2019.

| | Number of Shares or Units | | |
| Name | Total Common Stock Beneficially Owned | Restricted/ Deferred Stock Units[1] | Options Exercisable Within 60 Days[2] |
|---|---|---|---|
| C.E. Bunch | 3,429 | 21,532 | — |
| C.M. Devine | — | 7,083 | — |
| J.V. Faraci | — | 27,069 | — |
| J. Freeman | — | 25,060 | — |
| G. Huey Evans | — | 25,296 | — |
| J.A. Joerres | — | 4,252 | — |
| W.H. McRaven | — | 3,320 | — |
| S. Mulligan | — | 7,083 | — |
| A.N. Murti | 19,000 | 29,622 | — |
| R.A. Niblock | — | 53,631 | — |
| H.J. Norvik | — | 80,900 | — |
| R.M. Lance | 108,181 | 426,595[3] | 3,111,338 |
| D.E. Wallette, Jr. | 54,926 | 131,507[4] | 902,329 |
| M.J. Fox | 73,472 | 107,589[5] | 1,284,550 |
| A.J. Hirshberg[6] | 91,664 | 137,121[7] | 1,313,872 |
| J.L. Carrig[8] | 559,156 | 106,651[9] | 1,071,031 |
| K.B. Rose | — | — | — |
| **Directors and Executive Officers as a Group (21 Persons)[10]** | 310,319 | 1,033,655 | 6,138,069 |

[1] Includes restricted or deferred stock units that may be voted or sold only upon passage of time.

[2] Includes beneficial ownership of shares of common stock that may be acquired within 60 days of February 20, 2019, through stock options awarded under compensation plans.

[3] Includes 280,541 units that are expected to settle in cash. Does not include 406,824 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 64,714 units underlying the 2019 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from February 20, 2019.

[4] Includes 94,275 units that are expected to settle in cash. Does not include 153,839 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 24,221 units underlying the 2019 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from February 20, 2019.

[5] Includes 107,589 units that are expected to settle in cash. Does not include 192,544 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Does not include 28,090 units underlying the 2019 Executive Restricted Stock Unit grant that are subject to time vesting beyond 60 days from February 20, 2019.

[6] Reflects ownership information as of January 1, 2019, which is the date Mr. Hirshberg was no longer an executive officer of ConocoPhillips. Mr. Hirshberg's target performance share units were subject to proration and/or forfeiture upon termination of employment based on months of participation in the performance period.

[7] Includes 137,121 units that are expected to settle in cash. Does not include 222,532 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved.

[8] Reflects ownership information as of September 4, 2018, which is the date Ms. Carrig was no longer an executive officer of ConocoPhillips. Ms. Carrig's ownership information includes 511,739 shares of common stock and 430,390 stock options held by John A. Carrig on September 4, 2018. Ms. Carrig is Mr. Carrig's spouse and, as such, may be deemed to be a beneficial owner of his shares. Ms. Carrig has disclaimed beneficial ownership of Mr. Carrig's shares to the extent she does not have a pecuniary interest in such shares.

[9] Includes 72,409 units that are expected to settle in cash. Does not include 109,397 target performance share units that are subject to performance adjustment and vesting to the extent that certain performance objectives are achieved. Ms. Carrig's target performance share units were subject to proration and/or forfeiture upon termination of employment based on months of participation in the performance period.

[10] Excludes shares owned by Mr. Hirshberg and Ms. Carrig, who were no longer executive officers of the Company on February 20, 2019.

# Equity Compensation Plan Information

The following table sets forth information about ConocoPhillips' common stock that may be issued under all existing equity compensation plans as of December 31, 2018:

| Plan category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2] | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 34,038,250[3] | $52.88 | 20,725,495[4] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | **34,038,250** | **$52.88** | **20,725,495** |

[1] Includes awards issued from the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 13, 2014, the 2011 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 11, 2011, the 2009 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 13, 2009, and the 2004 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, which was approved by stockholders on May 5, 2004. After approval of the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips, no additional awards may be granted under the 2011, the 2009 or the 2004 Omnibus Stock and Performance Incentive Plans of ConocoPhillips.

[2] Excludes 498,331 restricted stock units payable in common stock on a one-for-one basis, credited to stock unit accounts under our deferred compensation arrangements. These awards, which were excluded from the above table, were issued from the 1998 Stock and Performance Incentive Plan of ConocoPhillips, the 1998 Key Employee Stock Performance Plan of ConocoPhillips, the 2002 Omnibus Securities Plan of Phillips Petroleum Company, the Omnibus Securities Plan of Phillips Petroleum Company, the 1993 Burlington Resources Inc. Stock Incentive Plan, the Burlington Resources Inc. 1997 Employee Stock Incentive Plan, the Burlington Resources Inc. 2002 Stock Incentive Plan, and the Burlington Resources Inc. 2000 Stock Option Plan for Non-Employee Directors. Upon consummation of the merger of Conoco and Phillips, all outstanding options to purchase and restricted stock units payable in common stock of Conoco and Phillips were converted into options to purchase or rights to receive shares of ConocoPhillips common stock. Likewise, upon the acquisition of Burlington Resources, Inc., all outstanding options to purchase and restricted stock units payable in common stock of Burlington Resources, Inc. were converted into options or rights to receive shares of ConocoPhillips common stock. No additional awards may be granted under the aforementioned plans.

[3] Includes an aggregate of 323,989 restricted stock units issued in payment of annual awards and dividend equivalents which were reinvested with regard to existing awards received annually and restricted stock units issued in payment of dividend equivalents with regard to fees that were deferred in the form of stock units under our deferred compensation arrangements for non-employee members of the Board of Directors of ConocoPhillips, or assumed in connection with the merger for services performed as a non-employee member of the Board of Directors for either Conoco Inc. or Phillips Petroleum Company. Also includes 284,996 restricted stock units issued in payment of dividend equivalents reinvested with respect to certain special awards made to a retired Named Executive Officer. Dividend equivalents were credited under the 2004 Omnibus Stock and Performance Incentive Plan during the time period from May 5, 2004, to May 12, 2009, under the 2009 Plan during the time period from May 13, 2009, to May 10, 2011, under the 2011 Omnibus Stock and Performance Incentive Plan during the time period from May 11, 2011, to May 12, 2014, and thereafter under the 2014 Omnibus Stock and Performance Incentive Plan. Also includes 3,915 restricted stock units, eligible for cash dividend equivalents, that were issued as a special award in lieu of a bonus as a make-up award in conjunction with the hiring of an executive; the restrictions lapse on the third anniversary of the grant date. In addition, 5,335,249 restricted stock units that are eligible for cash dividend equivalents were issued to U.S. and U.K. payroll employees residing in the United States or the United Kingdom at the time of the grant; 2,175,779 restricted stock units that are not eligible for cash dividend equivalents due to legal restrictions to non-U.S. or non-U.K. payroll employees and U.S. or U.K. payroll employees residing in countries other than the United States or United Kingdom at the time of the grant. Both awards vest on the third anniversary of the grant date. In addition, 10,324 restricted stock units that are eligible for cash dividend equivalents were issued, in lieu of a bonus, as a retention award; the restrictions lapse on the second anniversary of the grant date. Also includes, 21,706 restricted stock units that are not eligible for cash dividend equivalents and which vest in three equal annual installments beginning on the first anniversary of the grant date were issued to employees on the U.S., U.K., and other payrolls. Also includes 455,521 restricted stock units issued to executives on February 10, 2006, 360,107 restricted stock units issued to executives on February 8, 2007, 361,806 restricted stock units issued to executives on February 14, 2008, 181,200 restricted stock units issued to executives on February 12, 2009, 91,079 restricted stock units issued to executives on February 12, 2010, and 223,430 restricted stock units issued to executives on February 10, 2011. These restricted stock units have no voting rights, are eligible for cash dividend equivalents, and have restrictions on transferability that last until separation of service from the company. Also includes 267,447 and 394,952 restricted stock units issued to executives on February 9, 2012, and April 4, 2012, respectively. These units have no voting rights, are eligible for dividend equivalents, and have restrictions on transferability with a default of five years from the grant date, or if elected, until separation from service. Also includes 42,801 restricted stock units issued to executives on February 5, 2013, and 431,571 restricted stock units issued to executives on February 18, 2014. These units have no voting rights, are eligible for dividend equivalents, have restrictions on transferability with a default of five years from the grant date, or if elected, until separation of service, and may be settled in cash. Also includes 667,784 restricted stock units issued to executives on February 17, 2015. These units have no voting rights, are eligible for dividend equivalents, have restrictions on transferability with a default of five years from the grant date, or if elected, until separation of service, and may be settled in cash. Also includes 1,118,618 restricted stock units issued to executives on February 16, 2016.

These units have no voting rights, are not eligible for cash dividend equivalents while in the performance period, have restrictions on transferability with a default of three years from the grant date, or if elected, until separation of service and may be settled in cash. Also includes 798,902 restricted stock units issued to executives on February 14, 2017. These units have no voting rights, are not eligible for cash dividend equivalents while in the performance period, have restrictions on transferability with a default of three years from the grant date, or if elected, until separation of service and may be settled in cash. Also includes 1,118,547 restricted stock units issued to executives on February 13, 2018 under the Performance Share Program and Executive Restricted Stock Unit Program. These units have no voting rights, are eligible for dividend equivalents units, have restrictions on transferability during the three-year performance or restriction period, or if elected, until separation of service and may be settled in cash. Further included are 19,379,677 non-qualified stock options with a term of 10 years, which become exercisable in three equal annual installments beginning on the first anniversary of the grant date. Included among these amounts are awards granted to employees who are no longer employed by ConocoPhillips, including those who became employees of Phillips 66 at the spinoff, but who continue to hold awards denominated in ConocoPhillips equity.

[4] The securities remaining available for issuance may be issued in the form of stock options, stock appreciation rights, stock awards, stock units, and performance shares. Under the 2014 Omnibus Stock and Performance Incentive Plan, no more than 40,000,000 shares of common stock may be issued for incentive stock options (99,329 have been issued with 20,725,495 available for future issuance). Securities remaining available for future issuance take into account outstanding equity awards made under the 2014 Omnibus Stock and Performance Incentive Plan, the 2011 Omnibus Stock and Performance Incentive Plan, the 2009 Omnibus Stock and Performance Incentive Plan, the 2004 Omnibus Stock and Performance Incentive Plan, and prior plans of predecessor companies as set forth in note 2.

# Submission of Future Stockholder Proposals and Nominations

## Rule 14A-8 Stockholder Proposals

Under SEC rules, if you want us to include a proposal in our proxy statement for the 2020 Annual Meeting of Stockholders, our Corporate Secretary must receive the proposal by December 3, 2019. Any such proposal should comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act.

## Proxy Access Nominations

Under our proxy access By-Law, a stockholder or a group of up to twenty stockholders, owning at least three percent of our stock continuously for at least three years and complying with the other requirements set forth in the By-Laws, may nominate up to two individuals (or 20 percent of the Board, if greater) for election as a director at an annual meeting and have those nominees included in our proxy statement. Any proxy access nomination notice for our 2020 proxy statement must be delivered to the Corporate Secretary between November 3, 2019, and December 3, 2019.

## Other Proposals/Nominations Under the Advance Notice By-Law

Under our By-Laws and as SEC rules permit, stockholders must follow certain procedures to nominate a person for election as a director (other than proxy access nominations) at an annual or special meeting or to introduce an item of business at an annual meeting.

These procedures require proposing stockholders to submit the proposed nominee or item of business by delivering a notice to the Corporate Secretary. Assuming our 2019 Annual Meeting convenes as currently scheduled, we must receive notices for the 2020 Annual Meeting between January 15, 2020 and February 14, 2020.

## How to Reach our Corporate Secretary

Any notice or request that you wish to deliver to our Corporate Secretary should be sent to the following address: Corporate Secretary, ConocoPhillips, P.O. Box 4783, Houston, TX 77210-4783.

As required by Article II of our By-Laws, a notice of a proposed nomination must include information about the nominating stockholder(s) and the nominee, as well as a written consent of the proposed nominee to serve if elected. A notice of a proposed item of business must include a description of and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business, and certain other information about the stockholder. You can obtain a copy of ConocoPhillips' By-Laws by writing the Corporate Secretary or on our website under *"Investors > Corporate Governance."*

# Available Information and Questions and Answers About the Annual Meeting and Voting

## Available Information

SEC rules require us to provide an annual report to stockholders who receive this Proxy Statement. Additional printed copies of the annual report, as well as our Corporate Governance Guidelines, Code of Business Ethics and Conduct, charters for each of our Board committees, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, including the financial statements and the financial statement schedules, are available without charge to stockholders upon written request to the ConocoPhillips Shareholder Relations Department, P.O. Box 2197, Houston, Texas 77079-2197 or via our website at *www.conocophillips.com*. We will furnish the exhibits to our Annual Report upon payment of our copying and mailing expenses.

## Attending the Annual Meeting

### WHO CAN ATTEND THE ANNUAL MEETING?

You are entitled to attend the Annual Meeting only if you were a ConocoPhillips stockholder at the close of business on March 18, 2019, or you hold a valid proxy. No cameras, recording equipment, laptops, tablets, cellular telephones, smartphones, or other similar equipment, electronic devices, large bags, briefcases, or packages will be permitted, and security measures will be in effect to provide for the safety of attendees.

You will need an admission ticket or proof of ownership of ConocoPhillips stock to enter the meeting. If your shares are registered in your name, you will find an admission ticket attached to your proxy card. If your shares are in the name of your broker or bank or you received your materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage statement. Everyone will be required to present a valid picture ID.

**IF YOU DO NOT HAVE A VALID PICTURE ID AND EITHER AN ADMISSION TICKET OR PROOF THAT YOU OWN CONOCOPHILLIPS STOCK, YOU MAY NOT BE ADMITTED INTO THE MEETING.**

### WHAT IS THE ANNUAL MEETING WEBSITE AND HOW CAN I ACCESS IT?

All stockholders can visit the Annual Meeting website at *www.conocophillips.com/annualmeeting*.

On our Annual Meeting website, you can vote your proxy, submit questions in advance of the Annual Meeting, view a live video webcast of the Annual Meeting, access copies of our Proxy Statement and Annual Report and other information about ConocoPhillips, view a video message from our CEO and Chairman, and elect to view future proxy statements and annual reports online instead of receiving paper copies in the mail.

## Stockholders of Record and Beneficial Stockholders: Know Which One You Are

### WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A STOCKHOLDER OF RECORD AND AS A BENEFICIAL STOCKHOLDER?

If your shares are registered directly in your name with Computershare Trust Company, N.A., our registrar and transfer agent, you are considered a stockholder of record with respect to those shares. If your shares are held in a brokerage account or bank, you are considered the "beneficial owner" or "street name" holder of those shares.

### WHAT IS A BROKER NON-VOTE?

Brokers may use their discretion to vote shares held in street name on matters considered "routine" under NYSE rules. Brokers may not vote shares held in street name on non-routine matters unless they have received voting instructions from the beneficial owners. Shares that are not voted on non-routine matters are called broker non-votes.

# Who Can Vote and How

## WHO IS ENTITLED TO VOTE?

You may vote if you were the record owner of ConocoPhillips common stock as of the close of business on March 18, 2018. Each share of common stock is entitled to one vote. As of March 18, 2019, we had 1,131,741,234 shares of common stock outstanding and entitled to vote.

## HOW DO I VOTE?

**Stockholders of Record:** You can vote either in person at the meeting or by proxy. If you vote by proxy, you still are entitled (but not required) to attend the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares in advance.

This Proxy Statement, the accompanying proxy card, and our 2018 Annual Report are being made available to stockholders online at *www.proxyvote.com*.

Vote your shares as follows. In all cases, have your proxy card in hand.

**Beneficial Stockholders:** If you hold your ConocoPhillips stock in street name, your ability to vote by telephone or over the Internet depends on your broker's voting process. Please follow the directions on your proxy card or voting instruction card carefully. Please provide your voting instructions so your vote can be counted on all matters to be considered at the meeting.

If you wish to vote in person at the Annual Meeting, you must bring a proxy from your broker.



**By Mailing Your Proxy Card**
If you elected to receive a hard copy of your proxy materials, fill out the enclosed proxy card, date and sign it, and return it in the enclosed postage paid envelope.



**By Telephone (800) 690-6903**
Dial toll-free 24/7



**By Internet Using Your Computer**
Visit 24/7
*www.proxyvote.com*

## HOW DO I VOTE IF I HOLD MY STOCK THROUGH CONOCOPHILLIPS' EMPLOYEE BENEFIT PLANS?

If you hold your stock through ConocoPhillips' employee benefit plans, you must do one of the following:

> Vote online (instructions are in the email sent to you or on the notice and access form);

> Vote by telephone (instructions are on the notice and access form); or

> If you received a hard copy of your proxy materials, fill out the enclosed voting instruction card, date and sign it, and return it in the enclosed postage-paid envelope.

You will receive a separate voting instruction card for each employee benefit plan under which you hold stock. Please pay close attention to the deadline for returning your voting instruction card to the plan trustee. Different plans may have different deadlines.

## WHAT IF I AM A STOCKHOLDER OF RECORD AND RETURN MY PROXY BUT DO NOT VOTE FOR SOME OF THE MATTERS LISTED ON MY PROXY CARD?

If you return a signed proxy card without indicating your vote, your shares will be voted "FOR" each of the director nominees listed on the card, "FOR" the ratification of Ernst & Young LLP as ConocoPhillips' independent registered public accounting firm, and "FOR" the approval of the compensation of our Named Executive Officers.

## WILL MY SHARES BE VOTED IF I DO NOT PROVIDE MY PROXY AND DO NOT PARTICIPATE IN THE ANNUAL MEETING?

If you are a record owner and do not provide a proxy or vote your shares during the meeting, your shares will not be voted.

If you hold your shares in street name, your broker has the authority to vote your shares for certain routine matters even if you do not provide voting instructions. This year, only the ratification of Ernst & Young LLP as our independent registered public accounting firm for 2019 is considered a routine matter. If you do not give your broker instructions on how to vote your shares on other matters, the broker cannot vote on those proposals, resulting in a broker non-vote.

As more fully described on your proxy card, if you hold your shares through certain ConocoPhillips employee benefit plans and do not vote your shares, your shares (along with all other shares in the plan for which votes are not cast) may be voted pro rata by the trustee in accordance with the votes directed by other participants in the plan.

## HOW ARE ABSTENTIONS AND BROKER NON-VOTES COUNTED?

Abstentions and broker non-votes are counted in determining whether a quorum is present. Otherwise, broker non-votes will have no effect on the vote for any proposal. In contrast, abstentions will have the same effect as a vote "AGAINST" a proposal.

## CAN I CHANGE MY VOTE?

You can change your vote at any time before the polls close at the Annual Meeting. You can do this by:

> Voting again by telephone or over the Internet prior to 11:59 p.m. EDT on May 13, 2019;

> Signing another proxy card with a later date and returning it to us prior to the meeting; or

> Voting again during the meeting.

## WHO COUNTS THE VOTES?

We have hired Broadridge Financial Solutions, Inc. to count the votes represented by proxies and cast by ballot, and Jim Gaughan of GaughanADR has been appointed to act as Inspector of Election.

## WHEN WILL THE VOTING RESULTS BE ANNOUNCED?

We will announce the preliminary voting results during the Annual Meeting. We will report the final results on our website and in a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

## WILL MY VOTE BE CONFIDENTIAL?

All stockholder proxies, ballots, and tabulations that identify stockholders will be maintained in confidence. No such document will be available for examination, and the identity and vote of any stockholder will not be disclosed, except as necessary to meet legal requirements and to allow the inspectors of election to certify the results of the vote. Occasionally, stockholders provide written comments on their proxy card that may be forwarded to management.

# Business to Take Place at the Meeting

## HOW MANY VOTES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to hold our meeting, holders of a majority of our outstanding shares of common stock as of March 18, 2019 must be present at the meeting. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you attend the meeting and vote in person, or if you properly return a proxy by Internet, telephone, or mail.

## WHAT ARE MY VOTING CHOICES FOR EACH OF THE PROPOSALS TO BE VOTED ON AT THE 2019 ANNUAL MEETING OF STOCKHOLDERS AND HOW DOES THE BOARD RECOMMEND I VOTE MY SHARES?

**1 Election of Directors**
> vote in favor of all nominees;
> vote in favor of specific nominees;
> vote against all nominees;
> vote against specific nominees;

> abstain from voting with respect to all nominees; or
> abstain from voting with respect to specific nominees.

For information, see page 32.

The Board recommends you vote FOR each nominee standing for election as director.

**FOR**

**2 Ratification of Independent Registered Public Accounting Firm**
> vote in favor of the ratification;
> vote against the ratification; or
> abstain from voting on the ratification.

For information, see page 44.

The Audit and Finance Committee recommends you vote FOR the ratification.

**FOR**

**3 Advisory Approval of the Compensation of the Named Executive Officers**
> vote in favor of the advisory proposal;
> vote against the advisory proposal; or
> abstain from voting on the advisory proposal.

For information, see page 46.

The Board recommends you vote FOR the advisory approval of executive compensation.

**FOR**

## WHICH PROPOSALS TO BE VOTED ON AT THE MEETING ARE CONSIDERED "ROUTINE" AND WHICH ARE "NON-ROUTINE"?

The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2019 is the only routine matter to be presented at the Annual Meeting, and the only matter on which brokers may vote on behalf of beneficial owners who have not provided voting instructions.

All other matters to be presented at the Annual Meeting are non-routine. Brokers will not be allowed to vote on these other proposals without specific voting instructions from beneficial owners.

## HOW MANY VOTES ARE NEEDED TO APPROVE EACH OF THE PROPOSALS?

Each of the director nominees and all proposals submitted require the affirmative "FOR" vote of a majority of those shares present or represented by proxy at the meeting and entitled to vote on the proposal.

## COULD OTHER MATTERS BE DECIDED AT THE ANNUAL MEETING?

We are not aware of any other matters to be presented at the meeting. If any matters are properly brought before the Annual Meeting, the individuals named in your signed proxy are authorized to vote in accordance with their best judgment.

## IS THERE A POLICY ABOUT ATTENDANCE BY DIRECTORS AT THE ANNUAL MEETING?

Directors are expected to attend the Annual Meeting of Stockholders. All of the individuals who were seeking re-election attended the 2018 Annual Meeting of Stockholders.

## Proxies

### WHO IS SOLICITING MY PROXY?

The Board of Directors of ConocoPhillips is soliciting your proxy to vote at the 2019 Annual Meeting of Stockholders.

### HOW CAN I REVOKE MY PROXY?

You can revoke your proxy by sending written notice of revocation to our Corporate Secretary so that it is received prior to the close of business on May 13, 2019.

### WHAT IS THE COST OF THIS PROXY SOLICITATION?

Our directors, officers, and employees may solicit proxies by mail, by email, by telephone, or in person. Those individuals will receive no additional compensation for solicitation activities. We will request banking institutions, brokerage firms, custodians, trustees, nominees, and fiduciaries to forward solicitation materials to the beneficial owners of common stock held of record by those entities, and we will, upon request, reimburse reasonable forwarding expenses. We will pay the costs of preparing, printing, assembling, and mailing the proxy materials used in the solicitation of proxies. In addition, we have hired Morrow Sodali LLC  to assist us in soliciting proxies, which it may do by mail, telephone, or in person. We anticipate paying Morrow Sodali LLC  a fee of $20,000, plus expenses.

## Ways to Get our Proxy Statement and Annual Report

### HOW CAN I ACCESS CONOCOPHILLIPS' PROXY MATERIALS AND ANNUAL REPORT ELECTRONICALLY?

This Proxy Statement, the accompanying proxy card, and our 2018 Annual Report are being made available to stockholders online at *www.proxyvote.com*.

Most stockholders can elect to view future proxy statements and annual reports online instead of receiving paper copies in the mail. If you are a record owner of ConocoPhillips stock, you can choose this option and save us the cost of producing and mailing these documents by following the instructions on your proxy card or those provided when you vote by telephone or over the Internet. If you hold your ConocoPhillips stock in street name, please refer to the information provided by your broker for instructions on how to elect to view future proxy statements and annual reports electronically.

If you choose to view future proxy statements and annual reports electronically, you will receive a Notice of Internet Availability next year in the mail containing the applicable Internet address. Your choice will remain in effect unless you change it; you do not have to elect Internet access each year. If you change your mind and would like to receive paper copies of our proxy statements and annual reports, you can request both by phone at (800) 579-1639, by email at *sendmaterial@proxyvote.com*, and online at *www.proxyvote.com*. You will need the 16-digit control number located on your Notice of Internet Availability to request a package. You will also have an opportunity to request future proxy statements and annual reports by mail.

### WHY DID MY HOUSEHOLD RECEIVE A SINGLE SET OF PROXY MATERIALS?

SEC rules permit us to deliver a single copy of an annual report and proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This benefits both you and ConocoPhillips, as it eliminates duplicate mailings and reduces our printing and mailing costs. Each stockholder will continue to receive a separate proxy card or voting instruction card.

Your household may have received a single set of proxy materials this year. If you prefer to receive your own copy now or in future years, please request a duplicate set by phone at (800) 579-1639, online at *www.proxyvote.com*, by email at *sendmaterial@proxyvote.com*, or by writing to ConocoPhillips, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you hold your stock in street name, you may receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings on request. You may need to contact your broker directly if you want to discontinue duplicate mailings to your household.

# Appendix A

## Non-GAAP Financial Measures

### RETURN ON CAPITAL EMPLOYED (ROCE)

Return on capital employed (ROCE) is a measure of the profitability of ConocoPhillips' capital employed in its business. ConocoPhillips calculates ROCE as a ratio, the numerator of which is net income adjusted for special unusual or nonreoccurring items, plus after-tax interest expense, and the denominator of which is average total equity plus total debt. The company believes that ROCE is a good indicator of long-term company and management performance.

### CASH FROM OPERATIONS (CFO)

Cash from operations (CFO) is calculated by removing the impact from operating working capital from cash provided by operating activities. The company believes that the non-GAAP measure CFO is useful to investors to help understand changes in cash provided by operating activities excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting ConocoPhillips' business and performance.

### ADJUSTED EARNINGS

Adjusted Earnings is calculated by removing the impact of special items from reported earnings. Special Items are items that management believes are unusual or nonrecurring and not indicative or our core operating results or business outlook over the long term. Management believes adjusted earnings is useful to investors in evaluating our operating results and understanding our operating trends across periods on a consistent basis and with the performance of peer companies.

### ADJUSTED EPS

Adjusted EPS is a measure of the company's diluted net earnings per share excluding special items. Special Items are items that management believes are unusual or nonrecurring and not indicative or our core operating results or business outlook over the long term. Management believes adjusted earnings per share is useful to investors in evaluating our operating results and understanding our operating trends across periods on a consistent basis and with the performance of peer companies.

### FREE CASH FLOW

Free cash flow is cash provided by operating activities excluding operating working capital in excess of capital expenditures and investments. Free cash flow is not a measure of cash available for discretionary expenditures since the company has certain non-discretionary obligations such as debt service that are not deducted from the measure. The company believes this non-GAAP measure is useful to investors as it provides a measure to compare cash provided by operating activities after deduction of capital expenditures and investments and working capital changes associated with investing activities across periods on a consistent basis.

# NON-GAAP RECONCILIATIONS

## Reconciliation of Return on capital employed (ROCE)

$ Millions, Except as Indicated

| | For the Year Ended |
| --- | --- |
| | 12/31/2018 |
| **Numerator** | |
| Net Income  Attributable to Conoco Phillips | 6,257 |
| Adjustment to exclude special items | (926) |
| Net income attributable to non controlling interests | 48 |
| After-tax interest expense | 594 |
| ROCE Earnings | 5,973 |
| **Denominator** | |
| Average total equity[1] | 31,363 |
| Average total debt[2] | 16,088 |
| Average capital employed | 47,451 |
| **ROCE** (percent) | 12.6% |

[1] Average total equity is the average of beginning total equity and ending total equity by quarter

[2] Average total debt is the average of beginning long-term debt and short-term debt and ending long-term debt and short-term debt by quarter

## Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

$ Millions, Except as Indicated

| | For the Year Ended |
| --- | --- |
| | 12/31/2018 |
| **Net Cash Provided by Operating Activities** | 12,934 |
| Adjustments: | |
| Net operating working capital changes | 635 |
| Cash from operations | 12,299 |
| Capital expenditures and investments | (6,750) |
| **Free Cash Flow** | **5,549** |

## Reconciliation of Earnings to Adjusted Earnings and EPS to Adjusted EPS

$ Millions, except as indicated

| | For the Year Ended | | |
| --- | --- | --- | --- |
| | 12/31/2018 | | |
| | Pre-tax | Income tax | After-tax | Per share of common stock (dollars) |
| Consolidated | | | | |
| **Earnings (loss)** | | | **6,257** | **5.32** |
| Adjustments: | | | | |
| Premiums on early debt retirement | 208 | (13) | 195 | 0.17 |
| Unrealized (gain) loss on CVE equity | 423 | 2 | 425 | 0.36 |
| Pending claims and settlements | (506) | 64 | (442) | (0.38) |
| Impairments | (52) | 30 | (22) | (0.02) |
| Net (gain) loss on asset sales | (1,002) | 10 | (992) | (0.84) |
| Pension settlement expense | 196 | (36) | 160 | 0.14 |
| Recognition of deferred licensing revenue[1] | (104) | — | (104) | (0.09) |
| Restructuring | 40 | (9) | 31 | 0.03 |
| Deferred tax adjustment | — | (177) | (177) | (0.15) |
| **Adjusted earnings (loss)** | | | **5,331** | **4.54** |

# Other Measures

## PRODUCTION GROWTH PER DEBT ADJUSTED SHARE

Production per debt-adjusted share is calculated on an underlying production basis using ending period debt divided by ending share price plus ending shares outstanding. Underlying production excludes Libya and closed dispositions and acquisitions. The company believes that production per debt-adjusted share is useful to investors as it provides a consistent view of production on a total equity basis by converting debt to equity and allows for comparisons across peer companies.

## TOTAL RESERVE REPLACEMENT

Total reserve replacement is a ratio representing the change in proved reserves, net of production, divided by current year production. ConocoPhillips believes that total reserve replacement is useful to investors to help understand how changes in proved reserves, net of production, compare with our current year production.

## ORGANIC RESERVE REPLACEMENT

Organic reserve replacement is a ratio representing the change in proved reserves, net of production and excluding acquisitions and dispositions, divided by current year production. We believe that organic reserve replacement is useful to investors to help understand how changes in proved reserves, net of production, compare with our current year production, excluding the impacts of acquisitions and dispositions.

### Year-End Reserves Reconciliation
MMBOE, except as indicated

|  | As of January 31, 2019 |
| --- | --- |
| End of 2017 | 5,038 |
| End of 2018 | 5,263 |
| Change in reserves | 225 |
| Production[1] | 483 |
| Change in reserves excluding production[1] | 708 |
| **Total reserve replacement ratio** | **147%** |
| Production[1] | 483 |
| Purchases[2] | 290 |
| Sales[2] | (108) |
| Changes in reserves excluding production[1], purchases[2] and sales[2] | 526 |
| **Organic reserve replacement ratio** | **109%** |

[1] 2018 production includes fuel gas and Libya

[2] 2018 purchases refers to acquisitions and sales refers to dispositions

# Stockholder Information

## Annual Meeting

The ConocoPhillips Annual Meeting of Stockholders will be held:

**Tuesday, May 14, 2019**
Omni Houston Hotel at Westside
13210 Katy Freeway
Houston, TX 77079

Notice of the meeting and proxy materials are being sent to all stockholders.

## Direct Stock Purchase and Dividend Reinvestment Plan

The ConocoPhillips Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers stockholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission free. Please call Computershare to request an enrollment package:

Toll-free number: **800-356-0066**

You may also enroll online at *www.computershare.com/investor*. Registered stockholders can access important investor communications online and sign up to receive future stockholder materials electronically by following the enrollment instructions.

## Principal and Registered Offices

925 N. Eldridge Parkway
Houston, TX 77079

251 Little Falls Drive
Wilmington, DE 19808

## Stock Transfer Agent and Registrar

Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
*www.computershare.com*

## Information Requests

For information about dividends and certificates, or to request a change of address form, stockholders may contact:

Computershare
P.O. Box 30170
College Station, TX 77842-3170
Toll-free number: 800-356-0066
Outside the U.S.: 201-680-6578
TDD for hearing impaired: 800-231-5469
TDD outside the U.S.: 201-680-6610
*www.computershare.com/investor*

Personnel in the following offices can also answer investors' questions about the company:

**Institutional Investors:**

ConocoPhillips Investor Relations
16930 Park Row Drive
Houston, TX 77084
281-293-5000
*investor.relations@conocophillips.com*

**Individual Investors:**

ConocoPhillips Shareholder Relations
P.O. Box 2197
Houston, TX 77079-2197
281-293-6800
*shareholder.relations
@conocophillips.com*

## Compliance and Ethics

For guidance, or to express concerns or ask questions about compliance and ethics issues, call ConocoPhillips' Ethics

Helpline toll-free at 877-327-2272, available 24 hours a day, seven days a week. The ethics office also may be contacted via email at *ethics@conocophillips.com*, the Internet at *www.conocophillips.ethicspoint.com* or by writing:

Attn: Corporate Ethics Office
ConocoPhillips
P.O. Box 4783
Houston, TX 77210-4783

## Copies of Proxy Statement and Annual Report

Copies of this Proxy Statement and the 2018 Annual Report, as filed with the U.S. Securities and Exchange Commission, are available for free by making a request on the company's website, calling 918-661-3700 or writing:

ConocoPhillips Reports
B-13 Plaza Office Building
315 S. Johnstone Ave.
Bartlesville, OK 74004

## Website

*www.conocophillips.com*

The site includes resources of interest to investors, including news releases and presentations to securities analysts; copies of ConocoPhillips' annual reports and proxy statements; reports to the U.S. Securities and Exchange Commission; and data on ConocoPhillips' health, safety, and environmental performance.

# ConocoPhillips 2018 HSE Significant Recognitions and Accomplishments

> Maintained lowest workforce Total Recordable Rate on record while increasing activity

> Achieved lowest net hydrocarbon spill volume after recovery

> Enhanced global emergency response capabilities through three regional exercises

> Introduced organizational learning leadership behaviors to advance deliberate continuous improvement within HSE and process safety

# External recognitions

> ConocoPhillips named to the Dow Jones Sustainability Index for twelfth year

> Recognized by Norwegian government as model operator for HSE

> UK benchmarked as a top quartile operator by the regions regulator and was a finalist in six categories of UK offshore industry safety awards, having won in the safety leadership and workforce engagement categories

> Received top sustainability scores; received best possible score of "1" on ISS's E&S Quality Score and second-best score of "AA" from MSCI

> Marine received the Rear Admiral William M. Benkert Osprey Award for Environmental Excellence for an unprecedented second time

## EXPLORE CONOCOPHILLIPS

**Annual Report**
Our 2018 Annual Report describes ConocoPhillips' 2018 operational and financial results. The report is available on our website at *www.conocophillips.com/annualreport*.



**Sustainability Report**
Our annual Sustainability Report provides details on priority reporting issues for the company, a letter from our CEO and key environmental, social and governance metrics. The report is updated in June and is available on our website at *www.conocophillips.com/susdev*.



**Managing Climate-Related Risks Report**
Our Managing Climate-Related Risks Report includes a letter from our CEO and details on our governance framework, risk management approach, strategy and key metrics and targets for climate-related issues. The report is available on our website at *www.conocophillips.com/climatechange*.









